As filed with the Securities and Exchange Commission on January 14, 2015
File No. [333-_______]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MARINA BIOTECH, INC.
(Exact name of registrant as specified in its charter)
Delaware	2834	11-2658569
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
P.O. Box 1559
Bothell, Washington 98041
(425) 892-4322
(Address, including zip code, and telephone number, including area code, of registrant’s principal place of business)

J. Michael French
President and Chief Executive Officer
Marina Biotech, Inc.
P.O. Box 1559
Bothell, WA 98041
(425) 892-4322
(Name, address, including zip code, and telephone number, including area code, of registrant’s agent for service)

Copies to:
Lawrence Remmel, Esq. Pryor Cashman LLP 7 Times Square New York, New York 10036 (212) 421-4100 (phone) (212) 798-6365 (facsimile)	Michael D. Maline, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 813-8800 (phone) (212) 355-3333 (facsimile)

Approximate date of commencement of proposed sale to the public. As soon as practicable after the effective date of this registration statement.
If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box:   ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering:   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering:   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering:   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of  “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Units, each unit consisting of:	$25,000,000	$2,905
(i) Common Stock, par value $0.006 per share	—	—
(ii) Warrants to purchase common stock(2)	—	—
Common stock issuable upon exercise of warrants	$25,000,000	$2,905
Total Registration Fee:	$50,000,000	$5,810

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions. No additional registration fee is being paid for these shares.

(2)
No separate fee is required pursuant to Rule 457(g) under the Securities Act.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to section 8(a) may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Preliminary Prospectus
SUBJECT TO COMPLETION, DATED JANUARY 14, 2015

• Units
Each Unit Consisting of One Share of Common Stock
and
A Warrant to Purchase Up To • Shares of Common Stock

We are offering • units, with each unit consisting of  (i) one share of our common stock, par value $0.006 per share and (ii) a warrant to purchase up to • shares of our common stock, for a purchase price of $ • per unit. No units will be issued, however, and purchasers will receive only shares of common stock and warrants. The common stock and warrants may be transferred separately immediately upon issuance. The warrants will be immediately exercisable at a price of  $ • per share, and will expire on the • anniversary of the issuance date.
Our common stock is traded on the OTCQB under the symbol “MRNA.” On January 6, 2015, the last reported sale price for our common stock as reported on OTCQB was $0.64 per share. We do not intend to list the warrants on any securities exchange or other trading market and we do not expect that a public trading market will develop for the warrants. Without an active market, the liquidity of the warrants will be limited.
Investing in our securities involves substantial risks. See the section titled “Risk Factors” beginning on page 6 of this prospectus to read about factors you should consider before buying our securities.
	Per Unit	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
The underwriters will receive compensation in addition to the underwriting discount. See “Underwriting” beginning on page 77 of this prospectus for a description of compensation payable to the underwriters.

The underwriters expect to deliver the units on or about            , 2015.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Roth Capital Partners	Ladenburg Thalmann
Joint Book-Running Managers
The date of this prospectus is            , 2015

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf. We have not, and the underwriter has not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus and any free writing prospectus that we have authorized for use in connection with this offering is accurate only as of the date of those respective documents, regardless of the time of delivery of this prospectus or any authorized free writing prospectus or the time of issuance or sale of any securities. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus and any free writing prospectus that we have authorized for use in connection with this offering in their entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the section of this prospectus entitled “Where You Can Find More Information.”
i

PROSPECTUS SUMMARY
The following summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision with respect to our securities. You should read this entire prospectus carefully, especially the “Risk Factors” section beginning on page 6 of this prospectus, our audited financial statements and related notes thereto contained in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before making an investment decision with respect to our securities. Please see the section titled, “Where You Can Find More Information,” beginning on page 81 of this prospectus. Unless the context indicates otherwise, references to “Marina Biotech,” “the Company,” “we,” “us,” or “our,” refers to Marina Biotech, Inc. and its wholly-owned subsidiaries.
You should rely only on the information contained in this prospectus or any related prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this prospectus is accurate only on the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since such date. Other than as required under the federal securities laws, we undertake no obligation to publicly update or revise such information, whether as a result of new information, future events or any other reason.
Some of the industry data contained in this prospectus is derived from data from various third-party sources. We have not independently verified any of this information and cannot assure you of its accuracy or completeness. While we are not aware of any misstatements regarding any industry data presented herein, such data is subject to change based on various factors, including those discussed under the “Risk Factors” section beginning on page 6 of this prospectus.
Company Overview
We are a biotechnology company focused on the discovery, development and commercialization of nucleic acid-based therapies to treat orphan diseases. Our pipeline includes a clinical program developing CEQ508, for which we have received Orphan Drug Designation, for the treatment of Familial Adenomatous Polyposis (“FAP”) and preclinical programs for the treatment of type 1 myotonic dystrophy (“DM1”) and Duchenne’s muscular dystrophy (“DMD”). We will need additional capital in order to execute on our strategy to initiate the registration trial for and to commercialize CEQ508, and to file Investigational New Drug (IND) applications for both DM1 and DMD and to bring these programs to human proof-of-concept. We are currently pursuing both non-dilutive means of bringing in such capital, primarily through upfront, milestone and royalty payments received from existing and potential future licenses and partnerships, and dilutive means of bringing in such capital, primarily through the offering of our equity and debt securities (including the offering described in the propsectus).
Since 2010, we have strategically acquired/in-licensed and further developed nucleic acid chemistry and delivery-related technologies in order to establish a novel and unique drug discovery platform. This platform allows us to distinguish ourselves from others in the nucleic acid therapeutics area in that we are the only company capable of developing a wide variety of therapeutics targeting coding and non-coding RNA via multiple mechanisms of action such as RNA interference (“RNAi”), messenger RNA translational inhibition, exon skipping, microRNA (“miRNA”) replacement, miRNA inhibition, and steric blocking in order to modulate gene expression either up or down depending on the specific mechanism of action. Our goal is to improve the lives of the patients and families affected by orphan diseases through either our own efforts or those of our collaborators and licensees.
Our discovery platform allows us to pursue the most appropriate nucleic acid-based therapeutic approach, which is necessary to effectively modulate targets for a specific disease indication, many of which are considered undruggable by traditional methodologies. Each approach, i.e. small interfering RNA (“siRNA”), miRNA or single-strand oligonucleotide, has its advantages and disadvantages, and we can utilize our broad capabilities to screen across multiple mechanisms of action to identify the most effective therapeutic. We believe this capability makes us unique amongst our peers. Currently, we employ our platform through our own efforts and those of our partners and licensees, to discover and develop multiple nucleic acid-based therapeutics including siRNA, miRNA mimics and single stranded oligonucleotide-based compounds. Our pipeline is orphan disease focused and includes a clinical program in FAP and preclinical programs in DM1 and DMD. Our licensees, ProNAi Therapeutics, Inc. (“ProNAi”) and Mirna Therapeutics, Inc. (“Mirna”), are focused on oncology, and have clinical programs in recurrent or refractory non-Hodgkin’s lymphoma, and unresectable primary liver cancer or solid cancers with liver involvement, respectively. In addition, our licensee, MiNA Therapeutics Limited (“MiNA”), has a preclinical program in unresectable primary liver cancer or solid cancer with liver involvement and liver diseases. We hope to continue to establish similar license agreements with additional biotechnology companies as well as larger therapeutic area-focused collaborative and strategic alliances with pharmaceutical companies.
We have entered into multiple licenses for our technology. The following agreements continue to provide upside opportunity for our company in the form of milestones and/or royalties:
•
Mirna Therapeutics — In December 2011, we entered into an exclusive license agreement with Mirna, a privately-held biotechnology company pioneering miRNA replacement therapy for cancer, regarding the development and commercialization of miRNA-based therapeutics utilizing Mirna’s proprietary miRNAs and our novel SMARTICLES®-based liposomal delivery technology (“SMARTICLES”). In December 2013, we amended this agreement such that Mirna paid certain pre-payments to us and now has additional rights to its lead program, MRX34, currently in Phase 1 clinical development. In addition, Mirna optioned exclusivity on several additional miRNA targets. We could receive up to an additional $45 million in clinical and commercialization milestone payments, as well as royalties in the low single digit percentages on sales, based on the successful outcome of the collaboration.

•
ProNAi Therapeutics — In March 2012, we entered into an exclusive license agreement with ProNAi, a privately-held biotechnology company pioneering DNA interference (“DNAi”) therapies for cancer, regarding the development and commercialization of DNAi-based therapeutics utilizing SMARTICLES. We could receive up to $14 million for each gene target in total upfront, clinical and commercialization milestone payments, as well as royalties in the single digit percentages on sales, with ProNAi having the option to select any number of additional gene targets. For example, if ProNAi licenses five products over time under the license agreement, we could receive up to $70 million in total milestones, plus royalties.

•
Monsanto Company — In May 2012, we entered into a worldwide exclusive license agreement with Monsanto Company (“Monsanto”), a global leader in agriculture and crop sciences, covering the agricultural applications for our delivery and chemistry technologies. We could receive royalties on product sales in the low single digit percentages based on the successful outcome of the collaboration.

•
Avecia Nitto Denko — In May 2012, we entered into a strategic alliance with Girindus Group, now Avecia Nitto Denko (“Avecia”), a leader in process development, analytical method development and current good manufacturing practices (“cGMP”) manufacture of oligonucleotide therapeutics, regarding the development, supply and commercialization of certain oligonucleotide constructs using our conformationally restricted nucleotide (“CRN”) technology. We could receive single digit percentage royalties on the sales of research reagents utilizing our CRN technology.

•
Rosetta Genomics — In April 2014, we entered into a strategic alliance with Rosetta Genomics, Ltd. (“Rosetta”) to identify and develop miRNA-based products designed to diagnose and treat various neuromuscular diseases and dystrophies. Under the terms of the alliance, Rosetta will apply its industry leading miRNA discovery expertise for the identification of miRNAs involved in the various dystrophy diseases. If the miRNA is determined to be correlative to the disease, Rosetta may further develop the miRNA into a diagnostic for patient identification and stratification. If the miRNA is determined to be involved in the disease pathology and represents a potential therapeutic target, we may develop the resulting miRNA-based therapeutic for clinical development. The alliance is exclusive as it relates to neuromuscular diseases and dystrophies, with both companies free to develop and collaborate outside this field both during and after the terms of the alliance.

•
MiNA Therapeutics — In December 2014, we entered into a license agreement with MiNA Therapeutics Limited regarding the development and commercialization of small activating RNA based therapeutics utilizing SMARTICLES. We received an upfront fee in the amount of  $500,000 relating to this agreement in January 2015. We could receive up to an additional $49 million in clinical and commercialization milestone payments, as well as royalties on sales, based on the successful outcome of the collaboration.

Our business strategy is two-fold:
First, we plan to discover and develop our own pipeline of nucleic acid-based compounds in order to commercialize drug therapies to treat orphan diseases. Orphan diseases are broadly defined as those rare disorders that typically affect no more than one person out of every 1,500 people. The United States Orphan Drug Act of 1983 was created to promote the development of new drug therapies for the treatment of diseases that affect fewer than 200,000 individuals in the United States. Specifically, an orphan disease is a disease for which a regulatory agency, i.e. the U.S. Food and Drug Administration (“FDA”) or European Medicines Agency (“EMA”), can grant Orphan Drug Designation (“ODD”) to a compound being developed to treat that particular disease. In other words, if the FDA will grant ODD for a compound being developed to treat a disease, then that disease is an orphan disease. The purpose of such designations is to incentivize pharmaceutical and biotechnology companies to develop drugs to treat smaller patient populations. In the U.S., ODD entitles a company to seven years of marketing exclusivity for its drug upon regulatory approval. In addition, ODD permits a company to apply for: (1) grant funding from the U.S. government to defray costs of clinical trial expenses, (2) tax credits for clinical research expenses and (3) exemption from the FDA’s prescription drug application fee. Over the past several years, there has been a surge in rare disease activity due in part to the efforts of advocacy groups, the media, legislation and large pharmaceutical interest. Yet, orphan diseases continue to represent a significant unmet medical need with fewer than 500 drug approvals for over 7,500 rare diseases; clearly demonstrating the necessity for innovation in the development of therapeutics to treat orphan diseases. Our lead effort is the clinical development of CEQ508 to treat Familial Adenomatous Polyposis (FAP), a rare disease for which CEQ508 received FDA ODD in 2010. Currently, there is no approved therapeutic for the treatment of FAP. In April 2012, we announced the completion of dosing for Cohort 2 in the Dose Escalation Phase of the START-FAP (Safety and Tolerability of An RNAi Therapeutic in FAP) Phase 1b/2a clinical trial. We did not proceed with the dosing of Cohort 3 patients as a result of our financial situation but expect to restart the trial and dose Cohort 3 at such time that we have reestablished clinical operations, ensured the stability of the clinical material and complied with all regulatory requirements. In addition, we expect to advance pre-clinical programs in DM1 and DMD through to human proof-of-concept.
Second, we will seek to establish collaborations and strategic partnerships with pharmaceutical and biotechnology companies to generate revenue through up-front, milestone and royalty payments related to our technology and/or the products that are developed using such technology.
In order to protect our innovations, which encompass a broad platform of both nucleic acid-based therapeutic chemistry and delivery technologies, as well as the drug products that may emerge from that platform, we have aggressively built upon our extensive and enabling intellectual property (“IP”) estate worldwide, and plan to continue to do so. As of December 31, 2014, we owned or controlled at least 140 issued or allowed patents, and approximately 95 pending U.S. and Foreign patent applications, to protect our proprietary nucleic acid-based drug discovery capabilities.
We believe we have created a unique industry-leading nucleic acid-based drug discovery platform, which is protected by a strong IP position and validated through: (1) licensing agreements for our SMARTICLES delivery technology with Mirna, ProNAi and MiNA for unique nucleic acid payloads — microRNA mimics, DNA interference oligonucleotides and small-activating RNA, respectively; (2) Mirna and ProNAi’s respective clinical experience with SMARTICLES; (3) a licensing agreement with Novartis Institutes for Biomedical Research, Inc. (“Novartis”) for our CRN technology; (4) a licensing agreement with Protiva Biotherapeutics, Inc. (“Tekmira”), a wholly-owned subsidiary of Tekmira Pharmaceuticals Corporation, for our Unlocked Nucleobase Analog (“UNA”) technology; (5) licensing agreements with three large international companies (i.e., Roche, Novartis and Monsanto) for certain chemistry and delivery technologies; and (6) our own FAP Phase 1b/2a clinical trial with the TransKingdom RNA™ interference (“tkRNAi”) platform.

Liquidity; Elimination of Indebtedness
We have sustained recurring losses and negative cash flows from operations. At December 31, 2013, we had an accumulated deficit of  $331.3 million, working capital deficit of  $5.2 million and stockholders’ deficit of  $7.1 million. At September 30, 2014, we had an accumulated deficit of  $344 million and a working capital surplus of  $1.0 million, which included $3.2 million in cash. We have been funded through a combination of licensing payments and debt and equity offerings. As a result of our financial condition, during the period between June 2012 and the date of this prospectus, substantially all of our research and development (“R&D”) activities were placed on hold, we exited all of our leased facilities, and all of our employees, other than our CEO, either resigned or were terminated.
We have experienced and continue to experience operating losses and negative cash flows from operations, as well as an ongoing requirement for substantial additional capital investments. In February 2014, certain debt holders exchanged secured promissory notes in the aggregate principal and interest amount of approximately $1.5 million for approximately 2.0 million shares of our common stock. Additionally, in March 2014, we sold 1,200 shares of our Series C Convertible Preferred Stock and warrants to purchase 6.0 million shares of our common stock for $0.75 per share, resulting in aggregate proceeds of $6.0 million.
We believe that our current cash resources, which include the proceeds of the March 2014 offering and an upfront licensing fee received from MiNA Therapeutics Limited in January 2015, but that do not include the proceeds of the offering described in this prospectus, will enable us to fund our intended operations through July 2015.
General
We were incorporated in the State of Delaware on September 23, 1983. We currently do not maintain any laboratory facilities. Our mailing address is c/o Marina Biotech, Inc., P.O. Box 1559, Bothell, WA 98041, and our telephone number is (425) 892-4322. We maintain an Internet website at www.marinabio.com. We have not incorporated by reference into this prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus.

THE OFFERING
Units
• units (assuming an offering price of  $• per unit, which was the closing price of our common stock on            , 2015), with each unit consisting of one share of common stock and a warrant to purchase up to • shares of common stock.
Public offering price
$• per unit.
Warrant terms
Each unit includes a warrant to purchase up to • shares of common stock. The warrants are immediately exercisable, will expire on the • anniversary of the issuance date, and will entitle the holder to purchase shares of common stock for an initial exercise price of  $• per share.
Shares of common stock underlying warrants
• shares
Common stock to be outstanding after this offering
• shares
Use of proceeds
We plan to use the proceeds from this offering for working capital needs, capital expenditures and other general corporate purposes. See “Use of Proceeds” on page 27 of this prospectus.
Risk factors
The purchase of our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.
Market symbol and listing
Our common stock is currently traded on the OTCQB under the symbol “MRNA.” We do not intend to list the warrants on any securities exchange or other trading market and we do not expect that a public trading market will develop for the warrants. Without an active market, the liquidity of the warrants will be limited.
The number of shares of our common stock outstanding prior to and immediately after this offering, as set forth in the table above, is based on 25,523,216 shares outstanding as of December 31, 2014, and excludes:
•
21,290,781 shares of common stock issuable upon the exercise of warrants outstanding at December 31, 2014 with a weighted average exercise price of  $1.21 per share;

•
1,084,106 shares of common stock issuable upon the exercise of options outstanding at December 31, 2014 with a weighted average exercise price of  $5.53 per share; and

•
8,000,000 shares of common stock issuable upon the conversion of shares of our Series C Convertible Preferred Stock outstanding at December 31, 2014 at a conversion price of  $0.75 per share.

RISK FACTORS
Investing in our securities has a high degree of risk. Before making an investment in our securities, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties of which we are unaware or that we believe are not material at this time could also materially adversely affect our business, financial condition or results of operations. In any case, the value of our securities could decline and you could lose all or part of your investment. See also the information contained under the heading “Cautionary Statement Regarding Forward-Looking Statements” elsewhere in this prospectus.
Risks Relating To Being An Early Stage Drug Development Company
Our cash and other sources of liquidity, after giving effect to our offering of preferred stock and warrants in March 2014 and an upfront licensing fee received from MiNA Therapeutics Limited in January 2015, may only be sufficient to fund our limited operations through July 2015. We will require substantial additional funding to continue our operations beyond that date. If additional capital is not available, we may have to curtail or cease operations, or take other actions that could adversely impact our shareholders.
Our business does not generate the cash necessary to finance our operations. We incurred net losses of approximately $9.5 million in 2012, $1.6 million in 2013 and $18.3 million during the nine months ended September 30, 2014. We will require significant additional capital to:
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fund research and development activities relating to our nucleic acid drug discovery platform and the development of our product candidates, including clinical and pre-clinical trials;

•
obtain regulatory approval for our product candidates;

•
pursue licensing opportunities for our technologies and product candidates;

•
protect our intellectual property;

•
attract and retain highly-qualified personnel;

•
respond effectively to competitive pressures; and

•
acquire complementary businesses or technologies.

Our future capital needs depend on many factors, including:
•
the scope, duration and expenditures associated with our research and development;

•
continued scientific progress in these programs;

•
the outcome of potential partnering or licensing transactions, if any;

•
competing technological developments;

•
our proprietary patent position, if any, in our products; and

•
the regulatory approval process for our products.

As a result of insufficient capital, on June 1, 2012 we announced that we had ceased substantially all day-to-day operations, including most research and development activities, and implemented a furlough of approximately 90% of our employees. As of December 31, 2014, our CEO is our only employee. All other employees either resigned or were terminated. We have also sold substantially all of our equipment, and have ceased operations at all of our facilities. As a result, since June 1, 2012, our internal research and development efforts have been, and as of the date of this prospectus continue to be, minimal or non-existent.
In March 2014, we raised significant funds and believe that our currently available cash and cash equivalents (which include an upfront licensing fee received from MiNA Therapeutics Limited in January 2015) will be sufficient to fund our limited operations through July 2015. We will need to raise substantial additional funds through public or private equity offerings, debt financings or additional strategic alliances and licensing arrangements to continue our operations beyond July 2015. To the extent that we wish to conduct significant pre-clinical activities prior to that date, which we plan to do, we will have to raise capital to do so, including the proceeds from the offering described in this prospectus. We may not be able to obtain additional financing on terms favorable to us, if at all. General market conditions, as well as market conditions for companies that have recently faced, financial distress, may make it very difficult for us to seek financing from the capital markets, and the terms of any financing may adversely affect the holdings or the rights of our stockholders. For example, if we raise additional funds by issuing equity securities, such as pursuant to the offering described in this prospectus, further dilution to our stockholders will result, which may substantially dilute the value of their investment. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. Debt financing, if available, may involve restrictive covenants that could limit our flexibility to conduct future business activities and, in the event of insolvency, could be paid before holders of equity securities received any distribution of corporate assets. We may be required to relinquish rights to our technologies or drug candidates, or grant licenses through alliance, joint venture or agreements on terms that are not favorable to us, in order to raise additional funds. If adequate funds are not available, we may have to further delay, reduce or eliminate one or more of our planned activities, or terminate our operations. These actions would likely reduce the market price of our common stock.
We have no history of profitability and there is a potential for fluctuation in operating results.
We have experienced significant operating losses since inception. We currently have no revenues from product sales and will not have any such revenues unless and until a marketable product is successfully developed by us or our partners, receives regulatory approvals, and is successfully manufactured and distributed to the market. We expect to continue to experience losses for the foreseeable future. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Forward-Looking Statements.”
We and our partners are developing products based on modulation of coding and non-coding RNA targets. The process of developing such products requires significant research and development efforts, including basic research, pre-clinical and clinical development, and regulatory approval. These activities, together with our sales, marketing, general and administrative expenses, have resulted in operating losses in the past, and there can be no assurance that we can achieve profitability in the future. Our ability to achieve profitability depends on our ability, alone or with our partners, to develop drug candidates, conduct pre-clinical development and clinical trials, obtain necessary regulatory approvals, and manufacture, distribute, market and sell drug products. We cannot assure you of the success of any of these activities or predict if or when we will ever become profitable.
If we are unable to raise sufficient additional capital, we may seek to merge with or be acquired by another entity, and that transaction may adversely affect our business and the value of our securities.
If we are unable to raise sufficient additional capital, we may seek to merge or combine with, or otherwise be acquired by, another entity with a stronger cash position, complementary work force, or product candidate portfolio or for other reasons. We believe the market price for our common stock may not accurately reflect the value of our business. While we will continue to seek to maximize the value of our business to our stockholders, the most attractive option for doing so may require us to consummate a transaction involving a merger or combination of our company with, or an acquisition of our company by, another entity. There are numerous risks associated with merging, combining or otherwise being acquired. These risks include, among others, incorrectly assessing the quality of a prospective acquirer or merger-partner, encountering greater than anticipated costs in integrating businesses, facing resistance from employees and being unable to profitably deploy the assets of the new entity. The operations, financial condition, and prospects of the post-transaction entity depend in part on our and our acquirer/merger-partner’s ability to successfully integrate the operations related to our product candidates, business and technologies. We may be unable to integrate operations successfully or to achieve expected cost savings, and any cost savings that are realized may be offset by losses in revenues or other charges to operations. As a result, our stockholders may not realize the full value of their investment.

If we lose our Chief Executive Officer, or if we are unable to attract and retain additional personnel, then we may be unable to successfully develop our business.
If we are unable to retain J. Michael French, our President and Chief Executive Officer, or any other executive officers that we hire after the date of this prospectus, our business could be seriously harmed. In addition, if we are unable to attract qualified personnel as we seek to re-start our operations, our business could be seriously harmed. Whether or not our key managers or our key personal have executed an employment agreement, there can be no assurance that we will be able to retain them or replace any of them if we lose their services for any reason. This uncertainty is particularly true given our current financial condition, recent history and requirements necessary to potentially restart research operations. Failure to attract and retain qualified personnel may compromise our ability to negotiate and enter into additional collaborative arrangements, delay our research and development efforts, delay testing of our product candidates, delay the regulatory approval process or prevent us from successfully commercializing our product candidates. In addition, if we have to replace any of these individuals, we may not be able to replace knowledge that they have about our operations.
If we make strategic acquisitions, we will incur a variety of costs and might never realize the anticipated benefits.
We have limited experience in independently identifying acquisition candidates and integrating the operations of acquisition candidates with our company. If appropriate opportunities become available, we might attempt to acquire approved products, additional drug candidates, technologies or businesses that we believe are a strategic fit with our business. If we pursue any transaction of that sort, the process of negotiating the acquisition and integrating an acquired product, drug candidate, technology or business might result in operating difficulties and expenditures and might require significant management attention that would otherwise be available for ongoing development of our business, whether or not any such transaction is ever consummated. Moreover, we might never realize the anticipated benefits of any acquisition. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities, or impairment expenses related to goodwill, and impairment or amortization expenses related to other intangible assets, which could harm our financial condition.
Failure of our internal control over financial reporting could harm our business and financial results.
Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of the financial statements; providing reasonable assurance that receipts and expenditures of our assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements would be prevented or detected on a timely basis. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud. Our recent financial condition and the loss of personnel have placed pressure on our system of internal control over financial reporting, thereby contributing to the material weaknesses further described in the “Management Report on Internal Control” contained in paragraph (c) of Item 9A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2013.
Our business and operations could suffer in the event of system failures.
Our internal computer systems and those of our contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such events could cause interruption of our operations. For example, the loss of pre-clinical trial data or data from completed or ongoing clinical trials for our product candidates, if any, could result in delays in our regulatory filings and development efforts and significantly increase our costs. To the extent that any disruption or security breach were to result in a loss of or damage to our data, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the development of our product candidates could be delayed.

Risks Related to the Development and Regulatory Approval of Our Drug Candidates
RNA-based drug development is unproven and may never lead to marketable products.
Our future success depends on the successful development, by us or our partners, of RNA-based products and technologies. Neither we, nor any other company, including any of our partners, has received regulatory approval to market siRNA, antagomir or miRNA mimics as therapeutic agents. The scientific discoveries that form the basis for our efforts to discover and develop new RNA-based drugs are relatively new. The scientific evidence to support the feasibility of developing drugs based on these discoveries is both preliminary and limited.
Relatively few RNA-based product candidates have ever been tested in animals or humans, none of which have received regulatory approval. We currently have only limited data suggesting that we can introduce typical drug-like properties and characteristics into oligonucleotides, such as favorable distribution within the body or tissues or the ability to enter cells and exert their intended effects. In addition, RNA-based compounds may not demonstrate in patients the chemical and pharmacological properties ascribed to them in laboratory studies, and they may interact with human biological systems in unforeseen, ineffective or harmful ways. We may make significant expenditures developing RNA-based technologies without success. As a result, we and our partners may never develop a marketable product utilizing our technologies. If neither we nor any of our partners develops and commercializes drugs based upon our technologies, our operations will not become profitable.
Further, our focus on oligonucleotide-based drug discovery and development, as opposed to more proven technologies for drug development, increases the risks associated with the ownership of our common stock. If neither we nor any of our partners is successful in developing a product candidate using our technology, we may be required to change the scope and direction of our activities. In that case, we may not be able to identify and implement successfully an alternative business strategy.
All of our programs, other than our program for CEQ508, are in pre-clinical studies or early stage research. If we or our partners are unable to develop and commercialize product candidates utilizing our technologies, our business will be adversely affected.
A key element of our strategy is to discover, develop and commercialize a portfolio of new products through internal efforts and through those of our current or future strategic partnerships. Whether or not any product candidates are ultimately identified, research programs to identify new disease targets and product candidates require substantial technical, financial and human resources, which we currently do not have. These research programs may initially show promise in identifying potential product candidates, yet fail to yield a successful commercial product for many reasons, including the following:
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competitors may develop alternatives that render our product candidates (or those of our partners) obsolete;

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a product candidate may not have a sustainable intellectual property position in major markets;

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a product candidate may, after additional studies, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective;

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a product candidate may not receive regulatory approval;

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a product candidate may not be capable of production in commercial quantities at an acceptable cost, or at all; or

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a product candidate may not be accepted by patients, the medical community or third-party payors.

Clinical trials of product candidates utilizing our technologies would be expensive and time-consuming, and the results of any of these trials would be uncertain.
The research and development programs of our company and our partners with respect to oligonucleotide-based products are at an early stage. Before obtaining regulatory approval for the sale of any product candidates, we and our partners must conduct expensive and extensive pre-clinical tests and clinical trials to demonstrate the safety and efficacy of such product candidates. Pre-clinical and clinical testing is a long, expensive and uncertain process, and the historical failure rate for product candidates is high. The length of time generally varies substantially according to the type of drug, complexity of clinical trial design, regulatory compliance requirements, intended use of the drug candidate and rate of patient enrollment for the clinical trials.
A failure of one or more pre-clinical studies or clinical trials can occur at any stage of testing. We and our partners may experience numerous unforeseen events during, or as a result of, the pre-clinical testing and the clinical trial process that could delay or prevent the receipt of regulatory approval or the commercialization of our product candidates, including:
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regulators may not authorize us to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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pre-clinical tests or clinical trials may produce negative or inconclusive results, and we or a partner may decide, or a regulator may require us, to conduct additional pre-clinical testing or clinical trials, or we or a partner may abandon projects that were previously expected to be promising;

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enrollment in clinical trials may be slower than anticipated or participants may drop out of clinical trials at a higher rate than anticipated, resulting in significant delays;

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third party contractors may fail to comply with regulatory requirements or meet their contractual obligations in a timely manner;

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product candidates may have very different chemical and pharmacological properties in humans than in laboratory testing and may interact with human biological systems in unforeseen, ineffective or harmful ways;

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the suspension or termination of clinical trials if the participants are being exposed to unacceptable health risks;

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regulators, including the FDA, may require that clinical research be held, suspended or terminated for various reasons, including noncompliance with regulatory requirements;

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the cost of clinical trials may be greater than anticipated;

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the supply or quality of drug candidates or other materials necessary to conduct clinical trials may be insufficient or inadequate; and

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effects of product candidates may not have the desired effects or may include undesirable side effects or the product candidates may have other unexpected characteristics.

Further, even if the results of pre-clinical studies or clinical trials are initially positive, it is possible that we or a partner will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive results in early Phase 1 or Phase 2 clinical trials may not be repeated in larger Phase 2 or Phase 3 clinical trials. It is expected that all of the drug candidates that may be developed by us or our partners based on our technologies will be prone to the risks of failure inherent in drug development. The clinical trials of any or all of the drug candidates of us or our partners could be unsuccessful, which would prevent the commercialization of these drugs. The FDA conducts its own independent analysis of some or all of the pre-clinical and clinical trial data submitted in a regulatory filing and often comes to different and potentially more negative conclusions than the analysis performed by the drug sponsor. The failure to develop safe, commercially viable drugs approved by the FDA would substantially impair our ability to generate product sales and sustain our operations and would materially harm our business and adversely affect our stock price. In addition, significant delays in pre-clinical studies and clinical trials will impede the ability of us or a partner to seek regulatory approvals, commercialize drug candidates and generate revenue, as well as substantially increase development costs.
Even if regulatory approvals are obtained for our products, such products will be subject to ongoing regulatory review. If we or a partner fail to comply with continuing U.S. and foreign regulations, the approvals to market drugs could be lost and our business would be materially adversely affected.
Following any initial FDA or foreign regulatory approval of any drugs we or a partner may develop, such drugs will continue to be subject to regulatory review, including the review of adverse drug experiences and clinical results that are reported after such drugs are made available to patients. This would include results from any post marketing studies or vigilance required as a condition of approval. The manufacturer and manufacturing facilities used to make any drug candidates will also be subject to periodic review and inspection by regulatory authorities, including the FDA. The discovery of any new or previously unknown problems with the product, manufacturer or facility may result in restrictions on the drug or manufacturer or facility, including withdrawal of the drug from the market. Marketing, advertising and labeling also will be subject to regulatory requirements and continuing regulatory review. The failure to comply with applicable continuing regulatory requirements may result in fines, suspension or withdrawal of regulatory approval, product recalls and seizures, operating restrictions and other adverse consequences.
We and our partners are subject to extensive U.S. and foreign government regulation, including the requirement of approval before products may be marketed.
We, our present and future collaborators, and the drug product candidates developed by us or in collaboration with partners are subject to extensive regulation by governmental authorities in the U.S. and other countries. Failure to comply with applicable requirements could result in, among other things, any of the following actions: warning letters, fines and other civil penalties, unanticipated expenditures, delays in approving or refusal to approve a product candidate, product recall or seizure, interruption of manufacturing or clinical trials, operating restrictions, injunctions and criminal prosecution.
Our product candidates and those of our partners cannot be marketed in the U.S. without FDA approval or clearance, and they cannot be marketed in foreign countries without applicable regulatory approval. Neither the FDA nor any foreign regulatory authority has approved any of the product candidates being developed by us or our partners based on our technologies. These product candidates are in pre-clinical and early clinical development and will have to be approved by the FDA or applicable foreign regulatory authorities before they can be marketed in the U.S. or abroad. Obtaining regulatory approval requires substantial time, effort, and financial resources, and may be subject to both expected and unforeseen delays, including, without limitation, citizen’s petitions or other filings with the FDA, and there can be no assurance that any approval will be granted on a timely basis, if at all, or that delays will be resolved favorably or in a timely manner. If our product candidates are not approved in a timely fashion, or are not approved at all, our business and financial condition may be adversely affected.
In addition, both before and after regulatory approval, we, our collaborators and our product candidates are subject to numerous requirements by the FDA and foreign regulatory authorities covering, among other things, testing, manufacturing, quality control, labeling, advertising, promotion, distribution and export. These requirements may change and additional government regulations may be promulgated that could affect us, our collaborators or our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S. or abroad. There can be no assurance that neither we nor any of our partners will be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon our business.

We have used, and may continue to use, hazardous chemicals and biological materials in our business. Any disputes relating to improper use, handling, storage or disposal of these materials could be time-consuming and costly.
Our research and development operations have involved, and if continued in the future will likely continue to involve, the use of hazardous and biological, potentially infectious, materials. Such use subjects us to the risk of accidental contamination or discharge or any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials and specific waste products. We could be subject to damages, fines or penalties in the event of an improper or unauthorized release of, or exposure of individuals to, these hazardous materials, and our liability could be substantial. The costs of complying with these current and future environmental laws and regulations may be significant, thereby impairing our business.
We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of these materials. The limits of our workers’ compensation insurance are mandated by state law, and our workers’ compensation liability is capped at these state-mandated limits. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations.
Failure to comply with foreign regulatory requirements governing human clinical trials and marketing approval for drugs could prevent the sale of drug candidates based on our technologies in foreign markets, which may adversely affect our operating results and financial condition.
The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement for marketing drug candidates based on our technologies outside the U.S. vary greatly from country to country. We have, and our partners may have, limited experience in obtaining foreign regulatory approvals. The time required to obtain approvals outside the U.S. may differ from that required to obtain FDA approval. Neither we nor our partners may be able to obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other countries or by the FDA. Failure to comply with these regulatory requirements or obtain required approvals could restrict the development of foreign markets for our drug candidates and may have a material adverse effect on our financial condition or results of operations.
Risks Related to our Dependence on Third Parties
We may become dependent on our collaborative arrangements with third parties for a substantial portion of our revenue, and our development and commercialization activities may be delayed or reduced if we fail to initiate, negotiate or maintain successful collaborative arrangements.
We are, in part, dependent on current and possible future collaborators to develop and commercialize products based on our technologies and to provide the regulatory compliance, sales, marketing and distribution capabilities required for the success of our business. If we fail to secure or maintain successful collaborative arrangements, our development and commercialization activities will be delayed, reduced or terminated, and our revenues could be materially and adversely impacted.
Over the next several years, we may depend on these types of collaborations for a significant portion of our revenue. The potential future milestone and royalty payments and cost reimbursements from collaboration agreements could provide an important source of financing for our research and development programs, thereby facilitating the application of our technology to the development and commercialization of our products. These collaborative agreements might be terminated either by us or by our partners upon the satisfaction of certain notice requirements. Our partners may not be precluded from independently pursuing competing products and drug delivery approaches or technologies. Even if our partners continue their contributions to our collaborative arrangements, of which there can be no assurance, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Our partners may fail to perform their obligations under the collaborative arrangements or may be slow in performing their obligations. In addition, our partners may experience financial difficulties at any time that could prevent them from having available funds to contribute to these collaborations. If our collaborators fail to conduct their commercialization, regulatory compliance, sales and marketing or distribution activities successfully and in a timely manner, or if they terminate or materially modify their agreements with us, the development and commercialization of one or more product candidates could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue such development and commercialization on our own.
For example, since the beginning of 2011, we have entered into agreements with Mirna, ProNAi, Monsanto, and Avecia, among others, regarding the development and/or commercialization of certain programs and technologies in specified fields of use. We may receive milestone and/or royalty payments as a result of each of these agreements. If our partner with respect to any agreement terminates the applicable agreement or fails to perform its obligations thereunder, we may not receive any revenues from the technology that we have licensed pursuant to the agreement, including any milestone or royalty payments.
An interruption in the supply of raw and bulk materials needed for the development of our product candidates could cause product development to be slowed or stopped.
We and our partners may obtain supplies of critical raw and bulk materials used in research and development efforts from several suppliers, and long-term contracts may not be in place with any or all of these suppliers. While existing arrangements may supply sufficient quantities of raw and bulk materials needed to accomplish the current preclinical and clinical development of product candidates, there can be no assurance that sufficient quantities of product candidates could be manufactured if our suppliers are unable or unwilling to supply such materials. Any delay or disruption in the availability of raw or bulk materials could slow or stop research and development of the relevant product.
We rely and anticipate that we will continue to rely on third parties to conduct clinical trials, and those third parties may not perform satisfactorily, including failing to meet established timelines for the completion of such clinical trials.
We are, and anticipate that we and certain of our partners will continue to be, dependent on contract research organizations, third-party vendors and investigators for performing or managing pre-clinical testing and clinical trials related to drug discovery and development efforts. These parties are not employed by us or our partners, and neither we nor our partners can control the amount or timing of resources that they devote to our programs. If they fail to devote sufficient time and resources to our drug development programs or if their performance is substandard, it will delay the development and commercialization of our product candidates. The parties with which we and our partners contract for execution of clinical trials play a significant role in the conduct of the trials and the subsequent collection and analysis of data. Their failure to meet their obligations could adversely affect clinical development of our product candidates. Moreover, these parties also may have relationships with other commercial entities, some of which may compete with us and our partners. If they assist our competitors, it could harm our competitive position.
If we or our partners lose our relationship with any one or more of these parties, there could be a significant delay in both identifying another comparable provider and then contracting for its services. An alternative provider may not be available on reasonable terms, if at all. Even if we locate an alternative provider, is it likely that this provider may need additional time to respond to our needs and may not provide the same type or level of service as the original provider. In addition, any alternative provider will be subject to current Good Laboratory Practices (“cGLP”) and similar foreign standards and neither we nor our partners have control over compliance with these regulations by these providers. Consequently, if these providers do not adhere to these practices and standards, the development and commercialization of our product candidates could be delayed.

We do not have experience in marketing, selling or distributing our products, and we may need to rely on marketing partners or contract sales companies.
Even if we are able to develop our products and obtain necessary regulatory approvals, we do not have experience or capabilities in marketing, selling or distributing our products. We currently have no sales, marketing and distribution infrastructure. Accordingly, we will be dependent on our ability to build this capability ourselves, which would require the investment of significant financial and management resources, or to find collaborative marketing partners or contract sales companies for commercial sale of our internally-developed products. Even if we find a potential marketing partner, of which there can be no assurance, we may not be able to negotiate a licensing contract on favorable terms to justify our investment or achieve adequate revenues.
We have very limited manufacturing experience or resources, and we must incur significant costs to develop this expertise or rely on third parties to manufacture our products.
We have very limited manufacturing experience. Prior to the cessation of substantially all of our business activities in June 2012, our internal manufacturing capabilities were limited to small-scale production of non-cGMP material for use in in vitro and in vivo experiments. Some of our product candidates utilize specialized formulations whose scale-up and manufacturing could be very difficult. We also have very limited experience in such scale-up and manufacturing, requiring us to depend on a limited number of third parties, who might not be able to deliver in a timely manner, or at all. In order to develop products, apply for regulatory approvals and commercialize our products, we will need to develop, contract for, or otherwise arrange for the necessary manufacturing capabilities. We may manufacture clinical trial materials ourselves or we may rely on others to manufacture the materials we will require for any clinical trials that we initiate. For example, in restarting our FAP clinical trial, we may find that the clinical trial material is no longer suitable for the FAP clinical trial in that the material no longer meets certain specifications agreed upon with the FDA. If we need to remanufacture clinical trial material to restart the FAP trial, we may incur substantial delays and costs associated with the manufacturing of new clinical material.
There are a limited number of manufacturers that supply RNA. We have relied on several contract manufacturers for our supply of synthetic RNA. There are risks inherent in pharmaceutical manufacturing that could affect the ability of our contract manufacturers to meet our delivery time requirements or provide adequate amounts of material to meet our needs. Included in these risks are synthesis and purification failures and contamination during the manufacturing process, which could result in unusable product and cause delays in our development process, as well as additional expense to us. To fulfill our RNA requirements, if any, we may also need to secure alternative suppliers of synthetic RNAs. In addition to the manufacture of the synthetic RNAs, we may have additional manufacturing requirements related to the technology required to deliver the RNA to the relevant cell or tissue type. In some cases, the delivery technology we utilize is highly specialized or proprietary, and for technical and legal reasons, we may have access to only one or a limited number of potential manufacturers for such delivery technology. Failure by these manufacturers to properly formulate our RNAs for delivery could also result in unusable product and cause delays in our discovery and development process, as well as additional expense to us.
The manufacturing process for any products based on our technologies that we or our partners may develop is subject to the FDA and foreign regulatory authority approval process, and we or our partners will need to contract with manufacturers who can meet all applicable FDA and foreign regulatory authority requirements on an ongoing basis. In addition, if we receive the necessary regulatory approval for any product candidate, we also expect to rely on third parties, including our commercial collaborators, to produce materials required for commercial supply. We may experience difficulty in obtaining adequate manufacturing capacity for our needs. If we are unable to obtain or maintain contract manufacturing for these product candidates, or to do so on commercially reasonable terms, we may not be able to successfully develop and commercialize our products.

To the extent that we enter into manufacturing arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner and consistent with regulatory requirements, including those related to quality control and quality assurance. The failure of a third-party manufacturer to perform its obligations as expected could adversely affect our business in a number of ways, including:
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we may not be able to initiate or continue pre-clinical and clinical trials of products that are under development;

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we may be delayed in submitting regulatory applications, or receiving regulatory approvals, for our product candidates;

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we may lose the cooperation of our collaborators;

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our products could be the subject of inspections by regulatory authorities;

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we may be required to cease distribution or recall some or all batches of our products; and

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ultimately, we may not be able to meet commercial demands for our products.

If a third-party manufacturer with whom we contract fails to perform its obligations, we may be forced to manufacture the materials ourselves, for which we may not have the capabilities or resources, or enter into an agreement with a different third-party manufacturer, which we may not be able to do on reasonable terms, if at all. In some cases, the technical skills required to manufacture our product may be unique to the original manufacturer and we may have difficulty transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change manufacturers for any reason, as may be the case for additional clinical material for the FAP clinical trial, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates in a timely manner or within budget. Furthermore, a manufacturer may possess technology related to the manufacture of our product candidate that such manufacturer owns independently. This would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third party manufacture our products.
Risks Related to our Intellectual Property and Other Legal Matters
If we are unable to adequately protect our proprietary technology from legal challenges, infringement or alternative technologies, our competitive position may be hurt and our operating results may be negatively impacted.
Our business is based upon the development and delivery of RNA-based therapeutics, and we rely on the issuance of patents, both in the U.S. and internationally, for protection against competitive technologies. Although we believe we exercise the necessary due diligence in our patent filings, our proprietary position is not established until the appropriate regulatory authorities actually issue a patent, which may take several years from initial filing or may never occur.
Moreover, even the established patent positions of pharmaceutical companies are generally uncertain and involve complex legal and factual issues. Although we believe our issued patents are valid, third parties may infringe our patents or may initiate proceedings challenging the validity or enforceability of our patents. The issuance of a patent is not conclusive as to its claim scope, validity or enforceability. Challenges raised in patent infringement litigation we initiate or in proceedings initiated by third parties may result in determinations that our patents have not been infringed or that they are invalid, unenforceable or otherwise subject to limitations. In the event of any such determinations, third parties may be able to use the discoveries or technologies claimed in our patents without paying us licensing fees or royalties, which could significantly diminish the value of these discoveries or technologies. As a result of such determinations, we may be enjoined from pursuing commercialization of potential products or may be required to obtain licenses, if available, to the third party patents or to develop or obtain alternative technology. Responding to challenges initiated by third parties may require significant expenditures and divert the attention of our management and key personnel from other business concerns.

Furthermore, it is possible others will infringe or otherwise circumvent our issued patents and that we will be unable to fund the cost of litigation against them or that we would elect not to pursue litigation. In addition, enforcing our patents against third parties may require significant expenditures regardless of the outcome of such efforts. We also cannot assure you that others have not filed patent applications for technology covered by our pending applications or that we were the first to invent the technology. There may also exist third party patents or patent applications relevant to our potential products that may block or compete with the technologies covered by our patent applications and third parties may independently develop IP similar to our patented IP, which could result in, among other things, interference proceedings in the U.S. Patent and Trademark Office to determine priority of invention.
In addition, we may not be able to protect our established and pending patent positions from competitive technologies, which may provide more effective therapeutic benefit to patients and which may therefore make our products, technology and proprietary position obsolete.
We also rely on copyright and trademark protection, trade secrets, know-how, continuing technological innovation and licensing opportunities. In an effort to maintain the confidentiality and ownership of our trade secrets and proprietary information, we have typically required our employees, consultants, advisors and others to whom we disclose confidential information to execute confidentiality and proprietary information agreements. However, it is possible that these agreements may be breached, invalidated or rendered unenforceable, and if so, there may not be an adequate corrective remedy available. Furthermore, like many companies in our industry, we may from time to time hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities we conduct. In some situations, our confidentiality and proprietary information agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Although we have typically required our employees and consultants to maintain the confidentiality of all confidential information of previous employers, we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. Finally, others may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to our trade secrets. Our failure to protect our proprietary information and techniques may inhibit or limit our ability to exclude certain competitors from the market and execute our business strategies.
If we are unable to adequately protect our proprietary intellectual property from legal challenges, infringement or alternative technologies, we will not be able to compete effectively in the drug discovery and development business.
Because intellectual property rights are of limited duration, expiration of intellectual property rights and licenses will negatively impact our operating results.
Intellectual property rights, such as patents and license agreements based on those patents, generally are of limited duration. Our operating results depend on our patents and IP licenses. Therefore, the expiration or other loss of rights associated with IP and IP licenses can negatively impact our business.
Our patent applications may be inadequate in terms of priority, scope or commercial value.
We apply for patents covering our discoveries and technologies as we deem appropriate and as our resources permit. However, we or our partners may fail to apply for patents on important discoveries or technologies in a timely fashion or at all. Also, our pending patent applications may not result in the issuance of any patents. These applications may not be sufficient to meet the statutory requirements for patentability, and therefore we may be unable to obtain enforceable patents covering the related discoveries or technologies we may want to commercialize. In addition, because patent applications are maintained in secrecy for approximately 18 months after filing, other parties may have filed patent applications relating to inventions before our applications covering the same or similar inventions. In addition, foreign patent applications are often published initially in local languages, and until an English language translation is available it can be impossible to determine the significance of a third party invention. Any patent applications filed by third parties may prevail over our patent applications or may result in patents that issue alongside patents issued to us, leading to uncertainty over the scope of the patents or the freedom to practice the claimed inventions.

Although we have acquired and in-licensed a number of issued patents, the discoveries or technologies covered by these patents may not have any therapeutic or commercial value. Also, issued patents may not provide commercially meaningful protection against competitors. Other parties may be able to design around our issued patents or independently develop products having effects similar or identical to our patented product candidates. In addition, the scope of our patents is subject to considerable uncertainty and competitors or other parties may obtain similar patents of uncertain scope.
We are dependent on technologies we license, and if we lose the right to license such technologies or we fail to license new technologies in the future, our ability to develop new products would be harmed.
We currently are dependent on licenses from third parties for certain of our key technologies relating to fundamental chemistry technologies. Our current licenses impose, and any future licenses we enter into are likely to impose, various development, funding, royalty, diligence, sublicensing, insurance and other obligations on us. If our license with respect to any of these technologies is terminated for any reason, the development of the products contemplated by the licenses would be delayed, or suspended altogether, while we seek to license similar technology or develop new non-infringing technology. The costs of obtaining new licenses are high, and many patents in the RNA field have already been exclusively licensed to third parties, including our competitors. If our existing license is terminated, the development of the products contemplated by the licenses could be delayed or terminated and we may not be able to negotiate additional licenses on acceptable terms, if at all, which would have a material adverse effect on our business.
We may be required to defend lawsuits or pay damages for product liability claims.
Our business inherently exposes us to potential product liability claims. We may face substantial product liability exposure in human clinical trials that we may initiate and for products that we sell, or manufacture for others to sell, after regulatory approval. The risk exists even with respect to those drugs that are approved by regulatory agencies for commercial distribution and sale and are manufactured in facilities licensed and regulated by regulatory agencies. Any product liability claims, regardless of their merits, could be costly, divert management’s attention, delay or prevent completion of our clinical development programs, and adversely affect our reputation and the demand for our products. We currently do not have product liability insurance. We will need to obtain such insurance as we believe is appropriate for our stage of development and may need to obtain higher levels of such insurance if we were ever to market any of our product candidates. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have a material adverse effect on our business.
Risks Related to the Commercialization of our Product Candidates
Our product development efforts may not result in commercial products.
Our future results of operations depend, to a significant degree, upon our and any collaborators’ ability to successfully develop and commercialize pharmaceutical products. The development and commercialization process, particularly with respect to innovative products, is both time consuming and costly and involves a high degree of business risk. Successful product development in the pharmaceutical industry is highly uncertain, and very few research and development projects result in a commercial product. Product candidates that appear promising in the early phases of development, such as in preclinical testing or in early human clinical trials, may fail to reach the market for a number of reasons, such as:
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a product candidate may not perform as expected in later or broader trials in humans and limit marketability of such product candidate;

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necessary regulatory approvals may not be obtained in a timely manner, if at all;

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a product candidate may not be able to be successfully and profitably produced and marketed;

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third parties may have proprietary rights to a product candidate, and do not allow sale on reasonable terms; or

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a product candidate may not be financially successful because of existing therapeutics that offer equivalent or better treatments.

Three product candidates, two through our partners ProNAi and Mirna and our own FAP therapeutic, utilizing our technologies have commenced human clinical studies, and such product candidates have not been approved by the FDA or any foreign regulatory authority. The FAP trial is currently on hold, and we expect to restart the trial and dose Cohort 3 at such time that we have reestablished clinical operations, ensured the stability of the clinical material and complied with all regulatory requirements. There can be no assurance that any of these product candidates, or other product candidates that may enter research or development, will ever be successfully commercialized, and delays in any part of the process or the inability to obtain regulatory approval could adversely affect our operating results by restricting introduction of new products by us or and collaborators.
Even if we are successful in developing and commercializing a product candidate, it is possible that the commercial opportunity for oligonucleotide-based therapeutics will be limited.
The product candidates based on our technologies that are being developed are based on new technologies and therapeutic approaches, none of which have yet been brought to market. Key participants in pharmaceutical marketplaces, such as physicians, third-party payors and consumers, may not accept a product intended to improve therapeutic results based on RNA mechanisms of action. Accordingly, while we believe there will be a commercial market for nucleic acid-based therapeutics utilizing our technologies, there can be no assurance that this will be the case, in particular given the novelty of the field. Many factors may affect the market acceptance and commercial success of any potential products, including:
•
establishment and demonstration of the effectiveness and safety of the drugs;

•
timing of market entry as compared to competitive products and alternative treatments;

•
benefits of our drugs relative to their prices and the comparative price of competing products and treatments;

•
availability of adequate government and third-party payor reimbursement;

•
marketing and distribution support of our products;

•
safety, efficacy and ease of administration of our product candidates;

•
willingness of patients to accept, and the willingness of medical professionals to prescribe, relatively new therapies; and

•
any restrictions on labeled indications.

Risks Related to our Industry
Any drugs based on our technologies that we or any of our partners develop may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which could have a material adverse effect on our business and financial results.
The success of the products based on our technologies will depend upon the extent to which third-party payors, such as Medicare, Medicaid and other domestic and international government programs, private insurance plans and managed care programs, provide reimbursement for the use of such products. Most third-party payors may deny reimbursement if they determine that a medical product was not used in accordance with cost-effective treatment methods, as determined by the third-party payor, or was used for an unapproved indication.
Third-party payors also may refuse to reimburse for experimental procedures and devices. Furthermore, because our programs are in the early stages of development, we are unable at this time to determine their cost-effectiveness and the level or method of reimbursement. Increasingly, the third-party payors, who reimburse patients, such as government and private insurance plans, are requiring that drug companies provide them with predetermined discounts from list prices, and are challenging the prices charged for medical products. If the price charged for any products based on our technologies that we or our partners develop is inadequate in light of our development and other costs, our profitability could be adversely affected.
We expect that drugs based on our technologies that we or a partner develop may need to be administered under the supervision of a physician. Under currently applicable law, drugs that are not usually self-administered may be eligible for coverage by the Medicare program if they:
•
are “incidental” to a physician’s services;

•
are “reasonable and necessary” for the diagnosis or treatment of the illness or injury for which they are administered according to accepted standards of medical practice;

•
are not excluded as immunizations; and

•
have been approved by the FDA.

There may be significant delays in obtaining insurance coverage for newly-approved drugs, and insurance coverage may be more limited than the purpose for which the drug is approved by the FDA. Moreover, eligibility for insurance coverage does not imply that any drug will be reimbursed in all cases or at a rate that covers costs, including research, development, manufacture, sale and distribution. Interim payments for new drugs, if applicable, may also not be sufficient to cover costs and may not be made permanent. Reimbursement may be based on payments for other services and may reflect budgetary constraints or imperfections in Medicare data. Net prices for drugs may be reduced by mandatory discounts or rebates required by government health care programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates. The inability to promptly obtain coverage and profitable reimbursement rates from both government-funded and private payors for new drugs based on our technologies that we or our partners develop could have a material adverse effect on our operating results, our ability to raise capital, and our overall financial condition.
We believe that the efforts of governments and third-party payors to contain or reduce the cost of healthcare and legislative and regulatory proposals to broaden the availability of healthcare will continue to affect the business and financial condition of pharmaceutical and biopharmaceutical companies. A number of legislative and regulatory changes in the healthcare system in the United States and other major healthcare markets have been proposed in recent years, and such efforts have expanded substantially in recent years. These developments have included prescription drug benefit legislation that was enacted and took effect in January 2006, healthcare reform legislation recently enacted by certain states, and major healthcare reform legislation that was passed by Congress and enacted into law in the United States in 2010. These developments could, directly or indirectly, affect our ability to sell our products, if approved, at a favorable price.
The full effects of the U.S. healthcare reform legislation cannot be known until the new law is fully implemented through regulations or guidance issued by the Centers for Medicare & Medicaid Services and other federal and state healthcare agencies. The financial impact of the U.S. healthcare reform legislation over the next few years will depend on a number of factors, including but not limited to the policies reflected in implementing regulations and guidance, and changes in sales volumes for products affected by the new system of rebates, discounts and fees. The new legislation may also have a positive impact on our future net sales, if any, by increasing the aggregate number of persons with healthcare coverage in the United States.
Moreover, we cannot predict what healthcare reform initiatives may be adopted in the future. Further federal and state legislative and regulatory developments are likely, and we expect ongoing initiatives in the United States to increase pressure on drug pricing. Such reforms could have an adverse effect on anticipated revenues from product candidates based on our technologies that are successfully developed and for which regulatory approval is obtained, and may affect our overall financial condition and ability to develop drug candidates.

The pharmaceutical market is intensely competitive. If we are unable to compete effectively with existing drugs, new treatment methods and new technologies, we may be unable to commercialize successfully any drugs that we develop.
The pharmaceutical market is intensely competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the development of novel drugs for the same diseases that we are targeting or expect to target. Many of our competitors have:
•
much greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization of products;

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more extensive experience in pre-clinical testing, conducting clinical trials, obtaining regulatory approvals, and in manufacturing, marketing and selling pharmaceutical products;

•
product candidates that are based on previously tested or accepted technologies;

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products that have been approved or are in late stages of development; and

•
collaborative arrangements in our target markets with leading companies and research institutions.

Products based on our technologies may face intense competition from drugs that have already been approved and accepted by the medical community for the treatment of the conditions for which we may develop drugs. We also expect to face competition from new drugs that enter the market. We believe a significant number of drugs are currently under development, and may become commercially available in the future, for the treatment of conditions for which we and our partners may try to develop drugs. These drugs may be more effective, safer, less expensive, or marketed and sold more effectively, than any products we and our partners develop.
If we and our partners successfully develop product candidates based on our technologies, and obtain approval for them, we will face competition based on many different factors, including:
•
safety and effectiveness of such products;

•
ease with which such products can be administered and the extent to which patients accept relatively new routes of administration;

•
timing and scope of regulatory approvals for these products;

•
availability and cost of manufacturing, marketing and sales capabilities;

•
price;

•
reimbursement coverage; and

•
patent position.

Our competitors may develop or commercialize products with significant advantages over any products we develop based on any of the factors listed above or on other factors. Our competitors may therefore be more successful in commercializing their products than we are, which could adversely affect our competitive position and business. Competitive products may make any products we develop obsolete or noncompetitive before we can recover the expenses of developing and commercializing our product candidates. Such competitors could also recruit our future employees, which could negatively impact our level of expertise and the ability to execute on our business plan. Furthermore, we also face competition from existing and new treatment methods that reduce or eliminate the need for drugs, such as the use of advanced medical devices. The development of new medical devices or other treatment methods for the diseases we are targeting could make our product candidates noncompetitive, obsolete or uneconomical.

We may be unable to compete successfully against other companies that are working to develop novel drugs and technology platforms using technology similar to ours.
In addition to the competition we face from competing drugs in general, we also face competition from other biotechnology and pharmaceutical companies and medical institutions that are working to develop novel drugs using technology that competes more directly with our own. Among those companies that are working in this field are: Alnylam Pharmaceuticals, Arcturus, Benitec Biopharma, Dicerna Pharmaceuticals, Isis Pharmaceuticals, miRagen Therapeutics, Mirna, Prosensa Therapeutics, Quark Pharmaceuticals, Regulus Therapeutics, Silence Therapeutics, and Tekmira. Any of these companies may develop its technology more rapidly and more effectively than us.
In addition to competition with respect to our technology and with respect to specific products, we and our partners face substantial competition to discover and develop safe and effective means to deliver the drugs based on our technologies that are developed to the relevant cell and tissue types. Substantial resources are being expended by third parties, both in academic laboratories and in the corporate sector, in the effort to discover and develop a safe and effective means of delivery into the relevant cell and tissue types. If safe and effective means of delivery to the relevant cell and tissue types were developed by our competitors, our ability to successfully commercialize a competitive product would be adversely affected.
Many of our competitors have substantially greater research and development capabilities and financial, scientific, technical, manufacturing, marketing, distribution, and other resources than us. Even if we and our partners are successful in developing product candidates based on our technologies, in order to compete successfully we may need to be first to market or to demonstrate that our products are superior to therapies based on different technologies. If we are not first to market or are unable to demonstrate such superiority, any products for which we are able to obtain approval may not be successful.
Risks Related to our Common Stock
The trading price of our common stock has been volatile, and investors in our common stock may experience substantial losses.
The trading price of our common stock has been volatile and may become volatile again in the future. The trading price of our common stock could decline or fluctuate in response to a variety of factors, including:
•
our general financial condition and ability to maintain sufficient capital to continue operations;

•
our ability to enter into and maintain collaborative arrangements with third parties;

•
our ability to meet the performance estimates of securities analysts;

•
changes in buy/sell recommendations by securities analysts;

•
negative results from clinical and pre-clinical trials;

•
fluctuation in our quarterly operating results;

•
reverse splits or increases in authorized shares;

•
substantial sales of our common stock;

•
general stock market conditions; or

•
other economic or external factors.

The stock markets in general, and the markets for the securities of companies in our industry in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

We may not be able to consistently satisfy our reporting obligations under the Securities Exchange Act of 1934, and may be subject to penalties as a result of such failure.
Prior to the filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which we filed on July 22, 2014, we did not file with the Securities and Exchange Commission any of the quarterly or annual reports that we are required to file pursuant to Section 13 of the Exchange Act since the filing of our Quarterly Report on Form 10-Q for the quarterly period ending on September 30, 2012, which we filed on December 5, 2012. Any future failure to satisfy our filing requirements under the Exchange Act in a timely manner could result in the suspension of trading in our common stock, either on a temporary or a permanent basis, as well as other penalties that may be imposed by the Commission.
We may not be able to achieve secondary trading of our stock in certain states because our common stock is not nationally traded.
Because our common stock is not listed for trading on a national securities exchange, our common stock is subject to the securities laws of the various states and jurisdictions of the U.S. in addition to federal securities law. This regulation covers any primary offering we might attempt and all secondary trading by our stockholders. If we fail to take appropriate steps to register our common stock or qualify for exemptions for our common stock in certain states or jurisdictions of the U.S., the investors in those jurisdictions where we have not taken such steps may not be allowed to purchase our stock or those who presently hold our stock may not be able to resell their shares without substantial effort and expense. These restrictions and potential costs could be significant burdens on our stockholders.
Our common stock is traded on the OTCQB, which may limit the ability of our stockholders to sell their securities, and may cause volatility in the price of our common stock.
Our common stock currently trades on the OTCQB. Securities trading on the OTCQB tier of the OTC Markets often experience a lack of liquidity as compared to securities trading on a national securities exchange. Such securities also have experienced extreme price and volume fluctuations in recent years, which have particularly affected the market prices of many smaller companies like ours. We anticipate that our common stock will be subject to the lack of liquidity and this volume and price volatility that is characteristic of the OTCQB.
Our common stock may be considered a “penny stock,” and thereby be subject to additional sale and trading regulations that may make it more difficult to sell.
Our common stock may be considered to be a “penny stock” if it does not qualify for one of the exemptions from the definition of  “penny stock” under Section 3a51-1 of the Exchange Act. The principal result or effect of being designated a “penny stock” is that securities broker-dealers participating in sales of our common stock will be subject to the “penny stock” regulations set forth in Rules 15-2 through 15g-9 promulgated under the Exchange Act. For example, Rule 15g-2 requires broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document at least two business days before effecting any transaction in a penny stock for the investor’s account.
Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult and time consuming for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

Various restrictions in our charter documents and Delaware law could prevent or delay a change in control of us that is not supported by our board of directors.
We are subject to a number of provisions in our charter documents and Delaware law that may discourage, delay or prevent a merger, acquisition or change of control that a stockholder may consider favorable. These anti-takeover provisions include:
•
advance notice procedures for nominations of candidates for election as directors and for stockholder proposals to be considered at stockholders’ meetings; and

•
the Delaware anti-takeover statute contained in Section 203 of the Delaware General Corporation Law.

Section 203 of the Delaware General Corporation Law prohibits a merger, consolidation, asset sale or other similar business combination between us and any stockholder of 15% or more of our voting stock for a period of three years after the stockholder acquires 15% or more of our voting stock, unless (1) the transaction is approved by our board of directors before the stockholder acquires 15% or more of our voting stock, (2) upon completing the transaction the stockholder owns at least 85% of our voting stock outstanding at the commencement of the transaction, or (3) the transaction is approved by our board of directors and the holders of 66 2/3% of our voting stock, excluding shares of our voting stock owned by the stockholder.
We have never paid dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future.
We have not paid any dividends on our common stock and do not expect to do so in the foreseeable future. In addition, the terms of any financing arrangements that we may enter into may restrict our ability to pay any dividends.
A significant number of shares of our common stock are subject to options, warrants and conversion rights, and we expect to sell additional shares of our common stock in the future. The issuance of these shares — which may occur on a cashless basis — will dilute the interests of other security holders and may depress the price of our common stock.
At December 31, 2014, there were outstanding warrants to purchase up to approximately 21.3 million shares of common stock, with approximately 20.9 million of such warrants having an exercise price of less than $1.00. If any of these warrants are exercised on a cashless basis, we will not receive any cash as a result of such exercises. At December 31, 2014, there were also outstanding 1,200 shares of Series C Convertible Preferred Stock, which shares are convertible into 8.0 million shares of common stock at an assumed conversion price of  $0.75 per share of common stock. In addition, we may issue a significant number of additional shares of common stock (and securities convertible into or exercisable for common stock) from time to time to finance our operations, to fund potential acquisitions, or in connection with additional stock options or restricted stock granted to our employees, officers, directors and consultants. The issuance of common stock (or securities convertible into or exercisable for common stock), including the issuance of securities as described in this prospectus, and the exercise or conversion of securities exercisable for or convertible into common stock, will have a dilutive impact on other stockholders and could have a material negative effect on the market price of our common stock.
There are outstanding a significant number of shares available for future sales under Rule 144.
A significant number of shares of our common stock, including shares of common stock that have been issued to our former landlord and certain of our vendors to settle outstanding obligations, and shares of our common stock that may be issuable upon the cashless exercise of outstanding “in-the-money” warrants, may be deemed “restricted shares” and, in the future, may be sold in compliance with Rule 144 promulgated under the Securities Act. Any sales of such shares of our common stock under Rule 144 could have a depressive effect on the market price of our common stock. In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144. A person who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.
Our Board of Directors has the ability to issue “blank check” Preferred Stock.
Our Certificate of Incorporation authorizes the issuance of up to 100,000 shares of  “blank check” preferred stock, with such designation rights and preferences as may be determined from time to time by our Board of Directors. At December 31, 2014, 90,000 shares had been designated as Series A Junior participating preferred stock and 1,000 shares had been designated as Series B Preferred Stock, none of which are issued and outstanding. Also at December 31, 2014, 1,200 shares had been designated as Series C Convertible Preferred Stock, all of which are issued and outstanding. Our Board is empowered, without shareholder approval, to issue shares of preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. In the event of such issuances, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we have no present intention to issue any additional shares of our preferred stock, there can be no assurance that we will not do so in the future.
Risks Related to this Offering
Our management will have broad discretion in the use of the net proceeds of this offering and may not use them effectively.
We intend to use the net proceeds from this offering for general corporate purposes and to continue non-clinical and clinical development of our product candidates. However, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
You will experience immediate and substantial dilution in the net tangible book value per share of the common stock you purchase.
Because the public offering price per share of our common stock is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. After giving effect to assumed sale of  [•] units in this offering at an assumed public offering price of  $[•] per unit (the closing price of our common stock on            , 2015), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and attributing no value to the warrants, if you purchase units in this offering, you will suffer immediate and substantial dilution of approximately $[•] per share in the net tangible book value of the common stock you acquire. In the event that you exercise your warrants, you will experience additional dilution to the extent that the exercise price of those warrants is higher than the book value per share of our common stock. See “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase securities in this offering.

There is no public market for the warrants being sold in this offering.
There is no established public trading market for the warrants being offered in this offering, and we do not expect a market to develop. We do not intend to apply for listing of the warrants on any securities exchange or other trading market. Without an active market, the liquidity of the warrants will be limited.
Because our common stock is not listed on a national securities exchange, U.S. holders of warrants may not be able to exercise their warrants without compliance with applicable state securities laws and the value of your warrants may be significantly reduced.
Because our common stock is not listed on a national securities exchange, the exercise of the warrants by U.S. holders may not be exempt from state securities laws. As a result, depending on the state of residence of a holder of the warrants, a U.S. holder may not be able to exercise its warrants unless we comply with any state securities law requirements necessary to permit such exercise or an exemption applies. Although we plan to use our reasonable efforts to assure that U.S. holders will be able to exercise their warrants under applicable state securities laws if no exemption exists, there is no assurance that we will be able to do so. As a result, your ability to exercise your warrants may be limited. The value of the warrants may be significantly reduced if U.S. holders are not able to exercise their warrants under applicable state securities laws.
Holders of our warrants will have no rights as a common stockholder until they acquire our common stock.
Until you acquire shares of our common stock upon exercise of your warrants, you will have no rights with respect to our common stock. Upon exercise of your warrants, you will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.
A large number of shares issued in this offering may be sold in the market following this offering, which may depress the market price of our common stock.
A large number of shares issued in this offering may be sold in the market following this offering, which may depress the market price of our common stock. Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price of our common stock to decline. If there are more shares of common stock offered for sale than buyers are willing to purchase, then the market price of our common stock may decline to a market price at which buyers are willing to purchase the offered shares of common stock and sellers remain willing to sell the shares. All of the securities issued in the offering will be freely tradable without restriction or further registration under the Securities Act.
The warrants may not have any value.
The warrants have an exercise price of  $[•] per share and expire on the [•] anniversary of the initial date of issuance. In the event our common stock price does not exceed the exercise price of the warrants during the period when the warrants are exercisable, the warrants may not have any value.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that are based on current management expectations. Statements other than statements of historical fact included in this prospectus, including statements about us and the future of our respective clinical trials, research programs, product pipelines, current and potential corporate partnerships, licenses and intellectual property, the adequacy of capital reserves and anticipated operating results and cash expenditures, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this prospectus the words “anticipate,” “objective,” “may,” “might,” “should,” “could,” “can,” “intend,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan” or the negative of these and similar expressions identify forward-looking statements. These statements reflect our current views with respect to uncertain future events and are based on imprecise estimates and assumptions and subject to risk and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. While we believe our plans, intentions and expectations reflected in those forward-looking statements are reasonable, these plans, intentions or expectations may not be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus for a variety of reasons.
We have included more detailed descriptions of these risks and uncertainties and other risks and uncertainties applicable to our business in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and include, among others:
•
our ability to obtain additional and substantial funding for our company in the future;

•
our ability to attract and/or maintain research, development, commercialization and manufacturing partners;

•
the ability of our company and/or a partner to successfully complete product research and development, including pre-clinical and clinical studies and commercialization;

•
the ability of our company and/or a partner to obtain required governmental approvals, including product and patent approvals;

•
the ability of our company and/or a partner to develop and commercialize products that can compete favorably with those of our competitors;

•
the timing of costs and expenses related to the research and development programs of our company and/or our partners;

•
the timing and recognition of revenue from milestone payments and other sources not related to product sales;

•
our ability to obtain suitable facilities in which to conduct our planned business operations on acceptable terms and on a timely basis;

•
our ability to satisfy our disclosure obligations under the Securities Exchange Act of 1934 and to maintain the registration of our common stock thereunder;

•
our ability to attract and retain qualified officers, employees and consultants on a timely basis as we seek to re-start our research and development activities and other business operations; and

•
costs associated with any product liability claims, patent prosecution, patent infringement lawsuits and other lawsuits.

We urge investors to review carefully the section of this prospectus entitled “Risk Factors” in evaluating the forward-looking statements contained in this prospectus. We caution investors not to place significant reliance on forward-looking statements contained in this document; such statements need to be evaluated in light of all the information contained herein.
All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the risk factors and other cautionary statements set forth in this prospectus. Other than as required by applicable securities laws, we are under no obligation, and we do not intend, to update any forward-looking statement, whether as result of new information, future events or otherwise.

USE OF PROCEEDS
We estimate that the net proceeds from the sale of the units we are offering will be approximately $[•], assuming the sale by us of all of the [•] units offered hereby at an assumed public offering price of  $[•] per unit (the closing price of our common stock on [•], 2015) after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. This amount does not include any proceeds we may receive upon the exercise of any warrants. We cannot predict when or if the warrants will be exercised, and it is possible that the warrants may expire and never be exercised.
A $[•] increase (decrease) in the assumed offering price of  $[•] per unit would increase (decrease) the expected net cash proceeds of the offering to us by approximately $[•]. A [•] increase (decrease) in the assumed number of units sold in this offering would increase (decrease) the expected net cash proceeds of the offering to us by approximately $[•], assuming a public offering price of  $[•] per unit.
We intend to use the net proceeds to us from this offering for working capital needs, capital expenditures and other general corporate purposes in pursuit of advancing our clinical and preclinical efforts. Specifically, with the proceeds of this offering, along with existing cash, we believe that we will have sufficient capital to initiate the registration trial for CEQ508 and file IND applications for DM1 and DMD within the next twenty-four months. However, our management will have broad discretion in the application of our net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds.
Pending any ultimate use of any portion of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, interest-bearing instruments such as U.S. government securities and municipal bonds.
If a warrant holder elects to pay the exercise price in cash, rather than exercising the warrants on a “cashless” basis, we may also receive proceeds from the exercise of warrants issued in this offering. We cannot predict when, or if, the warrants will be exercised. It is possible that the warrants may expire and may never be exercised.

MARKET PRICE OF OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS
Market Information
Our common stock has traded on the OTCQB Tier of the OTC Markets under the symbol “MRNA” since September 17, 2014. Previously, our common stock traded on the OTC Pink Tier of the OTC Markets under the symbol “MRNA” from July 11, 2012 until September 16, 2014. The table below sets forth, for each of the quarterly periods indicated, the range of high and low bid prices of our common stock, as reported by the OTC Markets. The prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.
	High	Low
Fiscal 2013:
First Quarter	$0.50	$0.22
Second Quarter	0.32	0.18
Third Quarter	0.31	0.22
Fourth Quarter	0.49	0.19
Fiscal 2014:
First Quarter	$1.81	$0.39
Second Quarter	1.23	0.55
Third Quarter	1.30	0.48
Fourth Quarter	1.10	0.55
Fiscal 2015:
First Quarter (through January 6, 2015)	$0.67	$0.58
On January 6, 2015, the closing price of our common stock reported by the OTC Markets was $0.64 per share.
Holders
As of August 7, 2014, there were approximately 11,055 beneficial holders of record of our common stock.
Dividends
Payment of dividends and the amount of dividends depend on matters deemed relevant by our Board, such as our results of operations, financial condition, cash requirements, future prospects and any limitations imposed by law, credit agreements and debt securities. To date, we have not paid any cash dividends or stock dividends on our common stock. In addition, we currently anticipate that we will not pay any cash dividends in the foreseeable future. Furthermore, the terms of any financing arrangements that we may enter into may restrict our ability to pay any dividends.

CAPITALIZATION
The following table sets forth our cash, cash equivalents and marketable securities, and capitalization as of September 30, 2014:
•
on an actual basis; and

•
on an as adjusted basis to further reflect the sale by us of  [•] units in this offering at an assumed public offering price of  $[•] per share (the closing price of our common stock on [•], 2015), after deducting the underwriting discount and estimated offering expenses payable by us.

You should read this table together with the section in this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.
	As of September 30, 2014
	Actual	As adjusted
	(unaudited)
	(in thousands, except share data)
Cash	3,203	[•]
Stockholders’ deficit:
Series C convertible preferred stock, $0.01 par value; 1,200 shares authorized, issued and outstanding (preference in liquidation of $6,000,000)	—	—
Common stock, $0.006 par value; 180,000,000 shares authorized, 25,748,521 shares issued and outstanding, actual; [•] shares issued and outstanding, as adjusted	155	[•]
Additional paid-in capital	333,249	[•]
Accumulated deficit	(343,591)	(343,591)
Total stockholders’ deficit	(7,064)	[•]
Total capitalization	$9,958	[•]

The information above is based on 25,748,521 shares of our common stock outstanding on September 30, 2014, and does not include, as of such date:
•
8,000,000 shares of common stock issuable upon conversion of the shares of our Series C Convertible Preferred Stock at a conversion price of  $0.75 per share of common stock;

•
21,210,695 shares of common stock issuable upon the exercise of warrants with a weighted average exercise price of  $1.21 per share;

•
1,303,504 shares of common stock issuable upon the exercise of options with a weighted average exercise price of  $9.35 per share; and

•
shares of common stock issuable upon the exercise of the warrants offered hereby.

DILUTION
If you purchase any of the units offered by this prospectus, you will experience dilution to the extent of the difference between the offering price per unit you pay in this offering and the net tangible book value per share of our common stock immediately after this offering, assuming no value is attributed to the warrants included in the units. Our net tangible book value as of September 30, 2014 was $3,258,000, or approximately $0.13 per share of common stock. Net tangible book value per share is equal to our total tangible assets minus total liabilities, divided by the number of shares of common stock outstanding.
After giving effect to the assumed sale by us of  [•] units in this offering at an assumed public offering price of  $[•] per unit (the closing price of our common stock on [•], 2015), assuming no value is attributed to the warrants included in the units, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2014 would have been approximately $[•], or approximately $[•] per share of common stock. This represents an immediate increase in net tangible book value of approximately $[•] per share to existing stockholders and an immediate dilution of approximately $[•] per share to new investors. The following table illustrates this per share dilution:
Assumed public offering price per unit	$
Net tangible book value per share as of September 30, 2014		$0.13
Increase per share attributable to new investors
As adjusted net tangible book value per share after this offering
Dilution per share to new investors	$

Investors that acquire additional shares of common stock through the exercise of the warrants offered hereby may experience additional dilution depending on our net tangible book value at the time of exercise.
A $[•] increase (decrease) in the assumed public offering price of  $[•] per unit would increase (decrease) our as adjusted net tangible book value by approximately $[•] and dilution per share to new investors by approximately $[•], assuming that the number of units offered by us, remains the same. A [•] increase (decrease) in the number of units offered by us would increase (decrease) our as adjusted net tangible book value per share by approximately $[•] and dilution per share to new investors by approximately $[•], assuming a public offering price of  $[•] per unit.
The information above is based on 25,748,521 shares of our common stock outstanding on September 30, 2014, and does not include, as of such date:
•
8,000,000 shares of common stock issuable upon conversion of the shares of our Series C Convertible Preferred Stock at a conversion price of  $0.75 per share of common stock;

•
21,210,695 shares of common stock issuable upon the exercise of warrants with a weighted average exercise price of  $1.21 per share;

•
1,303,504 shares of common stock issuable upon the exercise of options with a weighted average exercise price of  $9.35 per share; and

•
shares of common stock issuable upon the exercise of the warrants offered hereby.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION
You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Statements made in this discussion other than statements of historical fact, including statements about us and our subsidiaries and our respective clinical and pre-clinical trials, research programs, current and potential partnerships, licenses and intellectual property, the adequacy of capital reserves and anticipated operating results and cash expenditures, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). As such, they are subject to a number of uncertainties that could cause actual results to differ materially from the statements made, including risks associated with the success of research and product development programs, the issuance and validity of patents, the development and protection of proprietary technologies, the ability to raise capital, operating expense levels and the ability to establish and retain partnerships. We do not undertake any obligation to update forward-looking statements.
Background
We are a biotechnology company focused on the discovery, development and commercialization of nucleic acid-based therapies to treat orphan diseases. Our pipeline includes a clinical program developing CEQ508, for which we have received Orphan Drug Designation, for the treatment of Familial Adenomatous Polyposis (“FAP”) and preclinical programs for the treatment of type 1 myotonic dystrophy (“DM1”) and Duchenne’s muscular dystrophy (“DMD”). We will need additional capital in order to execute on our strategy to initiate the registration trial for and to commercialize CEQ508, and to file Investigational New Drug (IND) applications for both DM1 and DMD and to bring these programs to human proof-of-concept. We are currently pursuing both non-dilutive means of bringing in such capital, primarily through upfront, milestone and royalty payments received from existing and potential future licenses and partnerships, and dilutive means of bringing in such capital, primarily through the offering of our equity and debt securities (including the offering described in this prospectus).
Since 2010, we have strategically acquired/in-licensed and further developed nucleic acid chemistry and delivery-related technologies in order to establish a novel and unique drug discovery platform. This platform allows us to distinguish ourselves from others in the nucleic acid therapeutics area in that we are the only company capable of developing a wired variety of therapeutics targeting coding and non-coding RNA via multiple mechanisms of action such as RNAi, messenger RNA translational inhibition, exon skipping, miRNA replacement, miRNA inhibition, and steric blocking in order to modulate gene expression either up or down depending on the specific mechanism of action. Our goal is to dramatically improve the lives of the patients and families affected by orphan diseases through either our own efforts or those of our collaborators and licensees.
We plan to focus our efforts and resources on the discovery and development of our own pipeline of nucleic acid-based compounds in order to commercialize drug therapies to treat orphan diseases. Our lead effort is the clinical development of CEQ508 to treat FAP, a rare disease for which CEQ508 received FDA ODD in 2010. In the U.S., ODD entitles a company to seven years of marketing exclusivity for its drug upon regulatory approval. In addition, ODD permits a company to apply for: (1) grant funding from the U.S. government to defray costs of clinical trial expenses, (2) tax credits for clinical research expenses and (3) exemption from the FDA’s prescription drug application fee. Currently, there is no approved therapeutic for the treatment of FAP. In April 2012, we announced the completion of dosing for Cohort 2 in the Dose Escalation Phase of the START-FAP (Safety and Tolerability of An RNAi Therapeutic in Familial Adenomatous Polyposis) Phase 1b/2a clinical trial. In addition, we expect to advance pre-clinical programs in DM1 and DMD through to human proof-of-concept.
Further, we will seek to establish collaborations and strategic partnerships with pharmaceutical and biotechnology companies to generate revenue through up-front, milestone and royalty payments related to our technology and/or the products that are developed using such technology.
We believe we have created a unique industry-leading nucleic acid-based drug discovery platform, which is protected by a strong IP position and validated through: (1) licensing agreements for our SMARTICLES delivery technology with Mirna, ProNAi and MiNA for unique nucleic acid payloads — MicroRNA mimics, DNA interference oligonucleotides and small-activating RNA, respectively; (2) Mirna and ProNAi’s respective clinical experience with SMARTICLES; (3) a licensing agreement with Novartis for the CRN technology; (4) a licensing agreement with Tekmira for the UNA technology; (5) licensing agreements with three large international companies (i.e., Roche, Novartis and Monsanto) for certain chemistry and delivery technologies; and (6) our own FAP Phase 1b/2a clinical trial with the tkRNAi platform.
Cash Position and Liquidity
The accompanying consolidated financial statements have been prepared on the basis that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. To the extent that sufficient funding is available, we will in the future continue to incur losses as we continue our research and development activities. In addition, we have had and will continue to have negative cash flows from operations. We have funded our losses primarily through the sale of common and preferred stock and warrants, revenue provided by our license agreements with other parties, and, to a lesser extent, equipment financing facilities and secured loans. In 2013, we funded operations with a combination of issuances of debt, license-related receipts, and sales of reagents. At December 31, 2013, we had a working capital deficit of  $5.2 million and $.91 million in cash. At September 30, 2014, we had an accumulated deficit of approximately $344 million and a working capital surplus of  $1.0 million, which included $3.2 million in cash. Our minimal operating expenses consumed our cash resources during 2013, and sufficient funds were obtained subsequent to December 31, 2013 to run our business operations.
In February 2014, certain debt holders exchanged secured promissory notes in the aggregate principal and interest amount of approximately $1.5 million for approximately 2.0 million shares of our common stock. In March 2014, we sold 1,200 shares of our Series C Convertible Preferred Stock and 6 million warrants to purchase one share of common stock for $0.75 per share, resulting in net proceeds of  $6.0 million.
We believe that our existing cash resources, which include the proceeds of the March 2014 offering and the receipt of an upfront licensing fee from MiNA Therapeutics Limited in January 2015, but that do not include the proceeds of the offering described in this prospectus, will enable us to fund our intended operations through July 2015.
Critical Accounting Policies and Estimates
Principles of Consolidation — We consolidate our financial statements with our wholly-owned subsidiaries, Cequent, MDRNA, and Atossa, and eliminate any inter-company balances and transactions.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Estimates having relatively higher significance include revenue recognition, R&D costs, stock-based compensation, valuation of warrants and subscription investment units, valuation and estimated lives of identifiable intangible assets, impairment of long-lived assets, valuation of features embedded within note agreements and amendments, estimated accrued restructuring charges and income taxes. Actual results could differ from those estimates.
Fair Value of Financial Instruments — We consider the fair value of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities not to be materially different from their carrying value. These financial instruments have short-term maturities. We follow authoritative guidance with respect to fair value reporting issued by the Financial Accounting Standards Board (“FASB”) for financial assets and liabilities, which defines fair value, provides guidance for measuring fair value and requires certain disclosures. The guidance does not apply to measurements related to share-based payments. The guidance discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1:   Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:   Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3:   Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.
Our cash and restricted cash are subject to fair value measurement and are valued determined by Level 1 inputs. We measure and report at fair value our accrued restructuring liability using discounted estimated cash flows. We measure the liability for committed stock issuances with a fixed share number using Level 1 inputs. We measure the liability for price adjustable warrants, subscription investment units, and certain features embedded in notes, using the Black-Scholes-Merton valuation model (“Black-Scholes”), using Level 3 inputs.
We use Black-Scholes as our method of valuation for price adjustable warrants. Our determination of the fair value of price adjustable securities as of the reporting date is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, expected stock price volatility over the term of the security, the risk-free interest rate, likelihood of financing at a range of prices, likelihood of the sale of the Company at a range of prices, and the likelihood of insolvency. Other reasonable assumptions for these variables could provide differing results. In addition, Black-Scholes requires the input of an expected life for the securities for which we have used the remaining contractual life. The fair value liability is revalued each balance sheet date utilizing Black-Scholes with the decrease or increase in fair value being reported in the statement of operations as other income or expense, respectively. The primary factor affecting the fair value liability is our stock price.
The following illustrates the effect that reasonably likely changes in our stock price would have on the estimated fair value liability for price adjustable securities that were outstanding as of December 31, 2013.
	-10% change in stock price	Weighted average variables used in valuation at December 31, 2013	+10% change in stock price
Effect of a 10% change in stock price
Condition changed
Stock price	$0.36	$0.40	$0.44
Assumptions and conditions held constant
Exercise price	$0.28	$0.28	$0.28
Expected life in years	4.08	4.08	4.08
Risk free rate	1.30%	1.30%	1.30%
Expected stock volatility	124%	124%	124%
Estimated fair value liability for price adjustable securities (in thousands)	$4,649	$5,226	$5,806
Additionally, in 2012 and 2013, the Company pledged to pay certain liabilities with 2.5 million shares of common stock that had not yet been issued at December 31, 2013. This represents a fair value liability of $1.0 million at the December 31, 2013 stock price. If the stock price was 10% higher, the liability would be $0.1 million higher and if the stock price was 10% lower, the liability would be $0.1 million lower.
Our reported net loss was $1.6 million for 2013. A 10% change in the stock price results in a change of $0.7 million in our net loss. If our December 31, 2013 closing stock price had been 10% lower, our net loss would have been $0.9 million. If our December 31, 2013 closing stock price had been 10% higher, our net loss would have been $2.3 million.

The following illustrates the effect of changing the volatility assumptions on the estimated fair value liability for price adjustable securities that were outstanding at December 31, 2013:
	-10% change in volatility	Weighted average variables used in valuation at December 31, 2013	+10% change in volatility
Effect of a 10% change in volatility
Condition changed
Expected stock volatility	111.6%	124.0%	136.4%
Assumptions and conditions held constant
Exercise price	$0.28	$0.28	$0.28
Expected life in years	4.08	4.08	4.08
Risk free rate	1.30%	1.30%	1.30%
Stock price	$0.40	$0.40	$0.40
Estimated fair value liability for price adjustable securities (in thousands)	$5,057	$5,226	$5,370
A 10% reduction in volatility assumptions would reduce our net loss by $0.2 million to total $1.4 million net loss. A 10% increase in volatility assumptions results in an increase of  $0.1 million to total $1.7 million net loss.
Identifiable intangible assets — Intangible assets associated with in-process R&D (“IPR&D”) acquired in business combinations are not amortized until approval is obtained in the United States, the European Union, or in a series of other countries, subject to certain specified conditions and management judgment. The useful life of an amortizing asset generally is determined by identifying the period in which substantially all of the cash flows are expected to be generated.
Impairment of long-lived assets — We review all of our long-lived assets for impairment indicators throughout the year and perform detailed testing whenever impairment indicators are present. In addition, we perform detailed impairment testing for indefinite-lived intangible assets, specifically IPR&D, at least annually at December 31. When necessary, we record charges for impairments. Specifically:
•
For finite-lived intangible assets, such as developed technology rights, and for other long-lived assets, such as property and equipment, we compare the undiscounted amount of the projected cash flows associated with the asset, or asset group, to the carrying amount. If the carrying amount is found to be greater, we record an impairment loss for the excess of book value over fair value. In addition, in all cases of an impairment review, we re-evaluate the remaining useful lives of the assets and modify them, as appropriate.

•
For indefinite-lived intangible assets, such as IPR&D assets, each year and whenever impairment indicators are present, we determine the fair value of the asset and record an impairment loss for the excess of book value over fair value, if any.

Accrued Restructuring — In both 2008 and 2012, we ceased operating leased facilities in Bothell, Washington and recorded an accrued liability for remaining lease termination costs at fair value, based on the remaining payments due under the lease and other costs, reduced by estimated sublease rental income that could be reasonably obtained from the property, and discounted using a credit-adjusted risk-free interest rate. We based our estimated future payments, net of estimated future sublease payments, on current rental rates available in the local real estate market, and our evaluation of the ability to sublease the facility.
Notes Payable — Notes payable are recorded under liabilities, classified into short and long term, depending on the principal due in the subsequent twelve months. Interest is either accrued or paid according to the terms of the notes. Costs associated with the issuance of debt, such as legal fees, are recorded as prepaid expenses and are amortized on a straight-line basis over the period to maturity of the debt.

Note amendments and changes must be analyzed for correct accounting application based on our financial condition and the changes in the debt instrument features and terms. For each Note amendment, a series of analyses is performed to determine first whether the amendment was a troubled debt restructuring (“TDR”), as defined by conditions of default, our financial state and ability to repay loan, and whether the lender made a concession. A creditor is deemed to have granted a concession if the debtor’s effective borrowing rate on the restructured debt is less than the effective borrowing rate of the old debt immediately before the restructuring. If the amendment is determined to be a TDR, the Company compares the carrying value of the debt at the time of the restructuring to the total future cash payments of the new terms and a new effective interest rate is determined. The fair value of equity instruments issued is immediately charged to expense. If an amendment is not a TDR, then the Company performs a further analysis to determine if the amended terms are “substantially different” from the existing debt facility. The debt is considered extinguished if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument is initially recorded at fair value, and that amount is used to determine the debt extinguishment gain or loss recognized and the effective rate of the new instrument. If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is determined based on the carrying amount of the original debt instrument resulting from the modification, and the revised cash flows. If the exchange or modification is to be accounted for in the same manner as a debt extinguishment and the new debt instrument is initially recorded at fair value, then the fees paid including the fair value of warrants issued are included in the debt extinguishment gain or loss. If the exchange or modification is not to be accounted for in the same manner as a debt extinguishment, then the fees paid including the fair value of warrants issued are amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the interest method.
Revenue Recognition
Revenue is recognized when persuasive evidence that an arrangement exists, delivery has occurred, collectability is reasonably assured, and fees are fixed or determinable. Deferred revenue expected to be recognized within the next 12 months is classified as current. Substantially all of our revenues are generated from R&D collaborations and licensing arrangements that may involve multiple deliverables. For multiple-deliverable arrangements, judgment is required to evaluate, (a) whether an arrangement involving multiple deliverables contains more than one unit of accounting, and (b) how the arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Our R&D arrangements may include upfront non-refundable payments, development milestone payments, R&D funding, patent-based or product sale royalties, and commercial sales. In addition, we may receive revenues from licensing arrangements. For each separate unit of accounting, we have determined that the delivered item has value to the other party on a stand-alone basis, we have objective and reliable evidence of fair value using available internal evidence for the undelivered item(s) and our arrangements generally do not contain a general right of return relative to the delivered item.
Revenue from R&D arrangements is recorded when earned based on the specific terms of the contracts. Upfront non-refundable payments, where we are not providing any continuing services as in the case of a license to our intellectual property are recognized when the license becomes available to the other party. Upfront nonrefundable payments, where we are providing continuing services related to an R&D effort, are deferred and recognized as revenue over the period the arrangement is in effect. The ability to estimate the total R&D effort and costs can vary significantly for each contract due to the inherent complexities and uncertainties of pharmaceutical R&D. The estimated period of time over which we recognize certain revenues is based upon structured detailed project plans completed by our project managers, who meet regularly with scientists and counterparts from the other party and schedule the key project activities and resources including headcount, facilities and equipment and budgets. These periods generally end on projected milestone dates typically associated with the stages of drug development, e.g. filing of an Investigational New Drug Application (“IND”), initiation of a Phase 1 human clinical trial or filing of a New Drug Application (“NDA”). We typically do not disclose the specific project planning details of an R&D arrangement for competitive reasons and due to confidentiality clauses in our contracts.

As drug candidates and drug compounds move through the R&D process, it is necessary to revise these estimates to consider changes to the project plan, portions of which may be outside of our control. The impact on revenue of changes in our estimates and the timing thereof is recognized prospectively over the remaining estimated R&D period.
Milestone payments typically represent nonrefundable payments to be received in conjunction with the uncertain achievement of a specific event identified in the contract, such as initiation or completion of specified development activities or specific regulatory actions such as the filing of an IND. We believe a milestone payment represents the culmination of a distinct earnings process when it is not associated with ongoing research, development or other performance on our part and it is substantive in nature. We recognize such milestone payments as revenue when it becomes due and collection is reasonably assured.
Revenue from R&D funding is generally received for services performed under R&D arrangements and is recognized as services are performed. Payments received in excess of amounts earned are recorded as deferred revenue. Reimbursements received for direct out-of-pocket expenses related to contract R&D costs are recorded as revenue in the consolidated statements of operations rather than as a reduction in expenses.
Royalty and earn-out payment revenues are generally recognized upon commercial product sales by the licensee as reported by the licensee.
Stock-based Compensation
We use Black-Scholes as our method of valuation for stock-based awards. Stock-based compensation expense is based on the value of the portion of the stock-based award that will vest during the period, adjusted for expected forfeitures. The estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual or updated results differ from our current estimates, such amounts will be recorded in the period the estimates are revised. Black-Scholes requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results. Our determination of the fair value of stock-based awards on the date of grant using an option pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected life of the award and expected stock price volatility over the term of the award. Stock-based compensation expense is recognized on a straight-line basis over the applicable vesting periods based on the fair value of such stock-based awards on the grant date. Forfeiture rates are estimated based on historical rates and compensation expense is adjusted for general forfeiture rates in each period.
Operating leases — Through October 2012, we leased facilities under the terms of operating leases. Our lease agreements variously contained tenant improvement allowances, rent holidays, lease premiums, and lease escalation clauses. For purposes of amortization, terms start from the date of initial possession, which is generally when we enter the space and begin to make improvements in preparation for intended use. For tenant improvement allowances and rent holidays, we record a deferred rent liability and amortize the deferred rent over the terms as reductions to rent expense. For scheduled rent escalation clauses over the course of the lease term or for rental payments commencing at a date other than the date of initial right to occupy, we record rental expense on a straight-line basis over the lease term.
Income Taxes — Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or pledged.
The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Tax benefits in excess of stock-based compensation expense recorded for financial reporting purposes relating to stock-based awards will be credited to additional paid-in capital in the period the related tax deductions are realized. Our policy for recording interest and penalties associated with audits is to record such items as a component of loss before taxes.

We assess the likelihood that our deferred tax assets will be recovered from existing deferred tax liabilities or future taxable income. Factors we considered in making such an assessment include, but are not limited to, estimated utilization limitations of operating loss and tax credit carry-forwards, expected reversals of deferred tax liabilities, past performance, including our history of operating results, our recent history of generating tax losses, our history of recovering net operating loss carry-forwards for tax purposes and our expectation of future taxable income. We recognize a valuation allowance to reduce such deferred tax assets to amounts that are more likely than not to be ultimately realized. To the extent that we establish a valuation allowance or change this allowance, we would recognize a tax provision or benefit in the consolidated statements of operations. We use our judgment to determine estimates associated with the calculation of our provision or benefit for income taxes, and in our evaluation of the need for a valuation allowance recorded against our net deferred tax assets.
Consolidated Results of Operations
Comparison of the Results of Operations for the Three and Nine Months Ended September 30, 2014 to the Three and Nine Months Ended September 30, 2013
Revenue.   We recorded no revenues in the three and nine months ended September 2014. Revenue was $0.8 million from Arcturus Therapeutics in the three months ended September 30, 2013, and an additional $0.2 million from Tekmira and $0.1 million from Mirna in the nine months ended September 2013. Revenue in 2013 consisted of upfront payments under our various agreements. The majority of our licensing deals provide for clinical and regulatory milestones, so significant revenues could result from the existing licenses, but are uncertain as to timing or probability. We will seek R&D collaborations as well as licensing transactions to fund future business operations.
Research and Development.   R&D expense consists primarily of salaries and other personnel-related expenses, costs of clinical trials and pre-clinical studies, consulting and other outside services, laboratory supplies, patent license fees, facilities costs and other costs. R&D expense increased 70% from $0.10 million to $0.17 million for the three months ended September 30, 2013 and September 30, 2014, respectively. R&D expense decreased 18% from $0.32 million to $0.26 million for the nine months ended September 30, 2013 and September 30, 2014, respectively. Changes primarily resulted from the following:
•
Personnel-related expenses (compensation, benefits, travel related) resulted in expenses of  $0.01 million in the three months ended September 30, 2014 and a credit of  $0.02 million in the nine months ended September 30, 2014, resulting from a second quarter $0.17 million reversal of accrued time off. This is compared to expenses of  $0.1 million and $0.3 million in the three and nine months ended September 30, 2013. Decreases were largely due to the transition of our chief scientific officer to the scientific advisory board.

•
The resumption of development of the FAP program increased R&D consulting from immaterial amounts in 2013 to $0.16 million and $0.24 million in the three and nine months ended September 30, 2014.

•
Additional R&D expenses are related to scientific advisory board fees, which started in 2014 and were $0.046 million for the nine months ended September 30, 2014.

In general, our strengthened financial position since March 31, 2014 has allowed us to subsequently increase R&D spending as we resume development of our FAP product. Development activity and external spending has increased, while employment changes and the accrual reversal have offset the increased spending, resulting in a small decrease in R&D expenses for the nine months ended September 30, 2014 compared to the same period in 2013.

General and administrative.   General and administrative (“G&A”) expense consists primarily of salaries and other personnel-related expenses, stock-based compensation for G&A personnel and non-employee members of our Board, professional fees, such as accounting and legal, corporate insurance and facilities costs. G&A costs increased by 123% and 105% from $0.6 million and $1.2 million in the three and nine months ended September 30, 2013 to $1.4 million and $2.6 million in the three and nine months ended September 30, 2014, respectively, primarily resulting from the following:
•
Personnel-related expenses (compensation, benefits, travel related) increased by 115% and increased 17% from $0.23 million and $0.63 million in the three and nine months ended September 30, 2013 to $0.49 million and $0.73 million in the three and nine months ended September 30, 2014. Increases in the three months ended September 30 were driven by the retrospective salary increase and bonus target accrual for our chief executive officer that was approved in September 2014. Increases in the nine months ended September 30 included the salary and bonus accrual in September, 2014 and were partially offset by the reversal of the previously accrued paid time off and the transition of our interim chief financial officer to the board of directors.

•
Costs of legal and accounting fees, consulting, corporate insurance and other administrative costs increased by 162% and 103% from $0.34 million and $0.83 million in the three and nine months ended September 30, 2013 to $0.88 million and $1.7 million in the three and nine months ended September 30, 2014, primarily due to costs associated with regaining reporting compliance, the annual shareholder meeting, and audits.

•
Included in G&A in the first half of 2013 was a credit of  $0.3 million due to the reversal of a financing-related liability the payment of which was deemed remote.

•
Costs associated with board of director compensation increased from an immaterial amount in 2013 to $0.06 million and $0.16 million in the three and nine months ended September 30, 2014, respectively.

In general, G&A expenses increased in 2014 compared to 2013, due to the resumption of business operations, performing financial audits, and regaining reporting compliance with the Securities and Exchange Commission.
Change in fair value liability for price adjustable securities.   The fair value liability is revalued each balance sheet date utilizing Black-Scholes, with the decrease or increase in fair value being reported in the statement of operations as other income or expense, respectively. The change associated with this mark-to-fair value requirement resulted in a loss of  $0.15 million and a gain of  $1.8 million during the three and nine months ended September 30, 2013, respectively. Stock price increases resulted in a $5.5 million loss and stock price increases and the issuance terms of the Series C related warrants resulted in a $6.3 million loss during the three and nine months ended September 30, 2014, respectively. The largest drivers of the change in the value of the liability are the number of price adjustable securities and the change in the stock price. Our stock price decreased $0.15 from January 1 to September 30, 2013, driving a gain on the consolidated statements of operations. Our stock price increased $0.53 from January 1 to September 30, 2014. Additionally, we issued an additional 6 million price adjustable securities in March 2014, which drove a loss in the first three months of 2014. An increase in stock price or warrants outstanding increases the liability and increases our loss on the consolidated statements of operations.
Change in fair value liability for stock to be issued.   We recognized a loss of  $2.5 million in the nine months ended September 30, 2014 related to the change in fair value of the shares committed to be paid for services, for lease termination, and for license fees. We issued 2.5 million common shares at a fair value of $3.4 million in the first three months of 2014 to fulfill the contractual obligations due at that time. The decrease in the stock price in the first nine months of 2013 resulted in a gain of  $0.3 million on the consolidated statements of operations. In May 2014, we entered into a development consulting contract that required the issuance of  $0.01 million of common shares at the volume weighted average price over the month of service, starting in June. At September 30, we are obligated to issue 0.03 million shares to the consultant, which reflected $0.02 million aggregate fair value of pro-forma end of each month issuance and a $0.01 loss related to the subsequent change in fair value through September 30, 2014. Additionally, in September 2014, we issued 0.05 million shares at a fair value of  $0.06 million to a vendor to settle an outstanding vendor payable.
Change in fair value of features embedded in notes payable.   We recorded a gain of  $0.8 million in the nine months ended September 30, 2013 for the change in fair value of separately valued stand-alone features embedded in our notes payable. These features were revalued at each reporting period and the liability adjusted accordingly, with changes in the liability reflected as a gain or loss on the consolidated statements of operations. The change in the value of these features was tied to the stock price, such that price declines within the reporting period reduced the fair value of the liabilities and was recorded as a gain on the consolidated statements of operations. The gain was offset when substantially equivalent losses were incurred on debt extinguishment, as discussed below. The notes and all such features were extinguished in March 2014.
Loss on Debt Extinguishment.   Due to the requirements under debt extinguishment accounting, the fair value of existing debt is extinguished on the date of certain note amendments. Any concurrent warrant issuances and the fair value of any embedded features within the notes are fully expensed as a gain or loss on extinguishment, then the note terms and features are revalued and rebooked on the balance sheet. In the nine months ended September 30, 2013, a $2.0 million loss was recorded due to extinguishment of the debt related to the February and August 2013 amendment.
Gain on settled liabilities.   During the nine months ended September 30, 2014, we recorded a $0.32 million gain due to the negotiated settlement of liabilities. $0.26 million was a settlement on accrued compensation for our executive officers. The remaining liabilities to those officers of  $1.0 million were paid through the issuance of 2.8 million common shares with a fair value of  $1.0 million. The remaining $0.06 million was related to credits related to vendor payables.
Interest and other expense.   During the nine months ended September 30, 2014, we recorded $1.0 million in interest and other expense compared to $0.1 million and $0.2 million in the three and nine months ended September 30, 2013. The note amendments executed in 2013 required extinguishment accounting under which the fair value of the associated warrants was expensed on the date of the amendments. Interest expense in the three and nine months ended September 30, 2013 represented accrued interest on the notes payable. Interest expense in the nine months ended September 30, 2014 consisted of interest on the notes and a $0.97 million charge related to the beneficial conversion feature that allowed conversion at $0.75 per share rather than at the prevailing market price. There was no material interest expense in the three months ended September 30, 2014.

Comparison of the Year Ended December 31, 2012 to the Year Ended December 31, 2013
	Year Ended December 31,		Change
(in thousands, except percentages)	2012	2013	$	%
License and other revenues	$4,217	$2,115	$(2,102)	(50)%
Operating expenses:
Research and development	5,169	715	(4,453)	(86)%
General and administrative	5,250	1,765	(3,465)	(66)%
Restructuring charges	1,681	—	(1,732)	(103)%
Total operating expenses	12,100	2,480	(9,650)	(80)%
Loss from operations	(7,883)	(365)	7,548	(96)%
Other income (expense):
Change in fair value of price adjustable warrants	1,746	151	(1,595)	(91)%
Change in fair value of stock to be issued to settle liabilities	(297)	31	328	*
Change in fair value of features embedded in notes payable	708	829	121	17%
Gain on settlement of accounts payable	137	—	(137)	*
Loss on debt extinguishment	(1,725)	(2,037)	(312)	(18)%
Gain on equipment disposal	—	30	30	*
Non-cash financing costs	(477)	—	477	*
Interest and other expense	(1,716)	(249)	1,467	(85)%
Total other expense, net	(1,624)	(1,245)	379	(21)%
Loss before income tax expense (benefit)	(9,507)	(1,610)	7,897	(83)%
Income tax expense (benefit)	39	(39)	(78)	(200)%
Net loss	$(9,546)	$(1,571)	$7,975	(84)%
Net loss per common share, basic and diluted	$(0.71)	$(0.09)	$0.62	(87)%

*
Change not meaningful.

Comparison of Fiscal Year 2012 and Fiscal Year 2013
Revenue.   We had revenue from certain customers, as a percentage of total revenue, as follows:
	Year Ended December 31,
	2012	2013
Mirna Therapeutics	7%	53%
Arcturus	—	38%
Tekmira	7%	9%
Monsanto	37%	—
Novartis	25%	—
Debiopharm S.A.	14%	—
ProNAI	7%	—
Others	3%	—
Total	100%	100%

Revenue.   Revenue was $4.2 million and $2.1 million in 2012 and 2013, respectively. In 2013, we received license related revenue of  $0.2 million from Tekmira, $0.8 million from Arcturus, and $1.0 million from Mirna. Additionally, we recognized $0.1 million of deferred revenue on completion of service obligations to Mirna and sold $0.03 million of reagents to Novartis. In 2012, we received license related revenue of  $1.5 million from Monsanto, $1.0 million from Novartis, $0.3 from ProNAi, $0.3 million from Tekmira and $0.15 million from Mirna, totaling $3.25 million. In December 2012, $0.6 million of deferred revenue from Debiopharm was recognized as the services-related agreement was terminated and no further deliverables were required. The balance of 2012 revenues were research reagent and services related. The majority of these licensing deals provide for clinical and regulatory milestones, so significant revenues could result from the existing licenses, but are uncertain as to timing or probability. We will seek R&D collaborations as well as licensing transactions to fund business operations.
Research and Development.   R&D expense consists primarily of salaries and other personnel-related expenses, costs of clinical trials and pre-clinical studies, consulting and other outside services, laboratory supplies, patent license fees, facilities costs and other costs. R&D expenses dropped 86% from $5.2 million in 2012 to $0.7 million in 2013, predominantly due to:
•
Personnel-related expenses (compensation, benefits, travel related) decreased by 80% from $2.0 million to $0.4 million due to the mid-year 2012 furlough program and terminations that eliminated almost all employees and significantly reduced the costs of the remaining 11 employees in 2013.

•
Infrastructure-related expenses (rent, utilities, property taxes), equipment depreciation and maintenance, R&D allocated information technology (“IT”) and communications expenses decreased by 98% from $0.5 million in 2012 to $0.01 million due to the elimination of all leases and infrastructure support in the second half of 2012.

•
The mid-2012 cessation of spending on substantially all non-clinical research, including supplies and R&D consulting, resulted in a decline of 100% from $0.3 million in 2012 to $0 in 2013.

•
Clinical trial expenses decreased by 100% from $0.5 million due to our financial constraints limiting our ability to continue to execute clinical trials for FAP.

•
Cost associated with license agreements decreased 4% from $0.31 million in 2012 to $0.3 million in 2013 due to activity in out-licensing arrangements involving technologies we sublicensed from another party.

Upon the March 2014 receipt of significant funding, we had the funds to resume spending on the development of our FAP product.
General and administrative.   General and administrative (“G&A”) expense consists primarily of salaries and other personnel-related expenses to support our R&D activities, stock-based compensation for G&A personnel and non-employee members of our Board, professional fees, such as accounting and legal, corporate insurance and facilities costs. G&A costs decreased by 66% from $5.3 million to $1.8 million primarily due to:
•
Personnel-related expenses (compensation, benefits, travel related) decreased by 55% from $1.9 million to $0.8 million due to the mid-year 2012 furlough program and terminations that eliminated almost all employees and significantly reduced the costs of the remaining 11 employees in 2013.

•
Costs of legal and accounting fees, consulting, corporate insurance and other administrative costs decreased by 59% from $2.8 million to $1.2 million, predominantly due to reduced board fees and reduced accounting and legal fees.

•
Delaware franchise tax expense decreased 90% from $0.4 million in 2012 to $0.04 million in 2013, as a result of a change in the calculation method for franchise taxes.

In general, we expect G&A expenses to increase significantly in 2014 as we perform audit activities and seek to regain full compliance with tax and reporting agencies.
Restructuring.   Restructuring expense decreased from $1.7 million in 2012 to zero in 2013. The 2012 restructuring charge was related to the disposition of substantially all property and equipment of the company, the termination of our leases, and some expenses related to the layoff of employees.

Change in fair value liability for price adjustable securities.   The fair value liability is revalued each balance sheet date utilizing Black-Scholes computations, with the decrease or increase in fair value being reported in the statement of operations as other income or expense, respectively. The gain associated with this mark-to-fair value requirement declined 91% from $1.8 million in 2012 to $0.2 million in 2013. The largest driver of the change in the value of the liability is our stock price, which went from $0.89 as of December 31, 2011 to $0.43 as of December 31, 2012 to $0.40 as of December 31, 2013. A decrease in stock price during a period decreases the liability and increases our gain on the consolidated statements of operations. In 2012, the exercise price was reduced per the terms of the warrants, which raises the value of the liability and is recorded as a loss on the consolidated statements of operations. The overall impact of the price adjustment features is minimal relative to the impact of stock price changes. The other significant driver is the addition of additional re-priceable securities. In 2013, an additional 5.0 million warrants were issued and were subsequently re-valued based on stock price changes between the issuance date and December 31.
Change in fair value liability for stock to be issued.   As of December 31, 2012, we recognized a $0.3 million loss associated with the change in the value of share-based payments contractually obligated, but not yet issued. In 2012 we had contractually pledged shares to a vendor to partially settle an account payable, to Novosom to settle amounts owed under our license agreement, and to our landlord as part of a lease termination agreement. These share-based liabilities were revalued at December 31, 2013 and the $0.03 million decrease in total liability was recorded as a gain on the consolidated statements of operations. In December 2013, we pledged an additional 0.5 million shares to Novosom in conjunction with our Mirna payment receipt. The December 31, 2013 revaluation impact was immaterial as share price did not change substantially between issuance and revaluation.
Change in fair value of features embedded in notes payable.   Certain features introduced within the notes payable and subsequent amendments are defined as separable units of accounting and represent stand-alone liabilities carried at fair value on the balance sheet. Such features include the right to convert at the note holders’ discretion and conversion price protection in the event of a sale of the company at a significant discount. These features are revalued at each reporting period and the liability adjusted accordingly, with changes in the liability reflected as a gain or loss on the consolidated statements of operations. In 2012, a $0.7 million gain was recorded for the change in fair value of features embedded in our notes payable, largely offset by a loss when the debt was extinguished (see below). In 2013, these liabilities were eliminated, resulting in a gain of  $0.8 million on the consolidated statements of operations, and was largely offset by the loss incurred on debt extinguishment.
Gain on Settlement of Accounts Payable.   During 2012, we signed compromise and release agreements with twelve vendors with substantial outstanding accounts payable. We received $0.14 million in total forgiveness of portions of these payables which was recorded as a gain on settlement of accounts payable. No such settlement agreements were reached in 2013.
Loss on Debt Extinguishment.   Due to the requirements under debt extinguishment accounting, the fair value of the existing debt is extinguished on the date of the amendment. The warrants and the fair value of any embedded features within the notes are fully expensed as a gain or loss on extinguishment, then the note terms and features are revalued and rebooked on the balance sheet. As a result of extinguishment accounting in 2012, $1.0 million of the fair value of warrants issued in connection with the amendments were expensed, as well as $0.7 million of fair value of embedded features within the terms of the notes, including conversion price protection and discretionary conversion rights. In 2013, similar extinguishment resulted in a $1.2 million loss in connection with fair value expensing of warrants and $0.8 million in connection with the elimination of the embedded features within the terms of the notes.
Gain on Sale of Equipment.   In 2013, we sold a package of fully depreciated equipment for $0.03 million.
Interest and other expense.   In 2012, through our issuance of notes and associated amendments, we recorded $1.7 million in interest and other expense, of which $0.2 million represented interest charges on the notes, the rest being the amortized expense of warrants issued with the original notes and the non-extinguishment amendments. In 2013, we recorded $0.2 million in interest on the notes.

Liquidity and Capital Resources
Nine Months Ended September 30, 2014
Our operating activities used cash of approximately $3.4 million in the nine months ended September 30, 2014, compared to approximately $0.2 million in the nine months ended September 30, 2013. In the nine months ended September 30, 2014, cash used in operating activities included $2.5 million used to fund operations and an additional $0.9 million was used to reduce accounts payable and accrued expenses. In the nine months ended September 30, 2013, cash used in operating activities related primarily to funding our operations.
Our investing activities provided cash of approximately $0.4 million in the nine months ended September 30, 2013 and we had no investing activities in the first nine months of 2014. In the nine months ended September 30, 2013, cash provided by investing activities was cash received from sales of property and equipment and a draw on restricted cash.
Our financing activities provided cash of  $5.7 million in the nine months ended September 30, 2014, compared to an immaterial amount in the nine months ended September 30, 2013. Cash provided by financing activities in 2014 are primarily due to the sale of our Series C preferred shares and warrants to purchase common stock, offset by a cash payment required under the terms of the notes before they were retired.
Year Ended December 31, 2013
Notes and Price Adjustable Warrants
In February 2012, we received net proceeds of approximately $1.5 million from the issuance of 15% secured promissory notes (the “Notes”) and price adjustable warrants to purchase up to 3.7 million shares of our common stock. Through a series of note amendments in 2012, we issued additional price adjustable warrants to purchase 3.2 million shares of our common stock. At December 31, 2012, all of these price adjustable warrants had been adjusted to an exercise price of  $0.28 per share and were potentially subject to further downward exercise price adjustments, including as a result of subsequent financings. These price adjustable warrants expire between August 2017 and April 2018. The original notes matured in May, 2012 and were secured by our tangible and intangible assets. The original note was callable on condition of default. Two initial amendments extended the maturity date with no change in terms and two additional subsequent amendments extended the maturity date to December 31, 2012, provided conversion rights at any time at $0.28 or at any downwardly adjusted conversion price, released certain claims on cash receipts of the Company, and provided conversion price protection if the Company was acquired at an effective share price under $0.38.
In February 2013, an amendment was executed that extended the maturity date to the end of April 2013, and retained all of the terms of the notes as amended in 2012. For consideration of this amendment, we issued additional warrants to purchase up to 1.0 million shares at a price of  $0.28, such price being downward adjustable, including as a result of subsequent financings. In August 2013, an amendment was executed that extended the maturity date to the end of March 2014, and replaced the previously amended features and terms of the notes with a limited claim on cash received as a result of financings or license payments and the balance of principal and accrued interest convertible to financing securities at the effective price paid for the securities by other parties. For consideration of this amendment, we issued additional warrants to purchase up to 4.0 million shares at a price of  $0.28, such price being downward adjustable, including as a result of subsequent financings.
Licensing Payments
During 2013, we received an aggregate of  $2.0 million in cash payments from technology licensing arrangements. In April 2013, we received $0.2 million in total upfront payments in connection with the Tekmira agreement. In August and September 2013, we received a total upfront payment of  $0.8 million for the Arcturus agreement. In December 2013, we received an upfront payment of  $1.0 million for the Mirna amendment.

Restructuring/Expense Reduction
In June 2012, because of our financial condition, we furloughed approximately 90% of our employees and ceased substantially all daily operations of our Company. By October 2012, substantially all of the furloughed employees were terminated. Since October 2012 we had 11 employees, including all of our executive officers, most of whom have remained on furlough or have worked for a reduced or accrued salary. The effective terms of the furlough program include cancellation of employee benefits plans; elimination of salary and payroll tax accrual for unpaid periods, unless under employment contract; maintenance of, but no further addition to, previously accrued paid time with employee release of the Company’s obligation to pay the balance on formal termination; and continuation of option vesting per original grant terms. As of July 14, 2014, only the CEO remains an employee. All other employees have either resigned or been terminated.
In addition to the furlough program, we terminated all lease arrangements and sold substantially all of our property and equipment. As a result of these restructuring activities, our business efforts had been minimal since October 2012. However, through 2012, 2013 and into 2014, we continued to seek collaboration and licensing agreements with biotechnology and pharmaceutical companies; and pursued public and private sources of financing to raise cash. Through licensing agreements with several biotechnology companies, we maintained our minimal business operations until we executed a substantial financing of  $6.0 million in March 2014.
Summary
We believe that our current cash resources, which include the proceeds of the March 2014 offering of Series C Stock and the receipt of an upfront licensing fee from MiNA Therapeutics Limited in January 2015, but that do not include the proceeds of the offering described in this prospectus, will enable us to fund our intended operations through July 2015. The market value and the volatility of our stock price, as well as our historical financial situation and general market conditions, could make it difficult for us to complete a financing or collaboration transaction on favorable terms, or at all. Any financing we obtain, including the offering of securities described in this prospectus, may further, and substantially, dilute or otherwise impair the ownership interests of our current stockholders. If we fail to obtain significant additional capital in the future, including as a result of the offering described in this prospectus, we will be forced to further delay, reduce or eliminate some or all of our planned activities.
Off-Balance Sheet Arrangements
As of September 30, 2014, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

BUSINESS
Overview, Business Strategy and Recent Events
We are a biotechnology company focused on the discovery, development and commercialization of nucleic acid-based therapies to treat orphan diseases. Our pipeline includes a clinical program developing CEQ508, for which we have received Orphan Drug Designation, for the treatment of Familial Adenomatous Polyposis (“FAP”) and preclinical programs for the treatment of type 1 myotonic dystrophy (“DM1”) and Duchenne’s muscular dystrophy (“DMD”). We will need additional capital in order to execute on our strategy to initiate the registration trial for and to commercialize CEQ508, and to file Investigational New Drug (IND) applications for both DM1 and DMD and to bring these programs to human proof-of-concept. We are currently pursuing both non-dilutive means of bringing in such capital, primarily through upfront, milestone and royalty payments received from existing and potential future licenses and partnerships, and dilutive means of bringing such capital, primarily through the offering of our equity and debt securities (including the offering described in this prospectus).
Since 2010, we have strategically acquired/in-licensed and further developed nucleic acid chemistry and delivery-related technologies in order to establish a novel and unique drug discovery platform. This platform allows us to distinguish ourselves from others in the nucleic acid therapeutics area in that we are the only company capable of developing a wide variety of therapeutics targeting coding and non-coding RNA via multiple mechanisms of action such as RNA interference (“RNAi”), messenger RNA translational inhibition, exon skipping, microRNA (“miRNA”) replacement, miRNA inhibition, and steric blocking in order to modulate gene expression either up or down depending on the specific mechanism of action. Our goal is to improve the lives of the patients and families affected by orphan diseases through either our own efforts or those of our collaborators and licensees.
Our discovery platform allows us to pursue the most appropriate nucleic acid-based therapeutic approach, which is necessary to effectively modulate targets for a specific disease indication, many of which are considered undruggable by traditional methodologies. Each approach, i.e. small interfering RNA (“siRNA”), miRNA or single-strand oligonucleotide, has its advantages and disadvantages, and we can utilize our broad capabilities to screen across multiple mechanisms of action to identify the most effective therapeutic. We believe this capability makes us unique amongst our peers. Currently, we employ our platform through our own efforts and those of our partners and licensees, to discover and develop multiple nucleic acid-based therapeutics including siRNA, miRNA mimics and single stranded oligonucleotide-based compounds. Our pipeline is orphan disease focused and includes a clinical program in FAP and preclinical programs in DM1 and DMD. Our licensees, ProNAi Therapeutics, Inc. (“ProNAi”) and Mirna Therapeutics, Inc. (“Mirna”), are focused on oncology, and have clinical programs in recurrent or refractory non-Hodgkin’s lymphoma, and unresectable primary liver cancer or solid cancers with liver involvement, respectively. In addition, our licensee, MiNA Therapeutics Limited (“MiNA”), has a preclinical program in unresectable primary liver cancer or solid cancer with liver involvement and liver diseases. We hope to continue to establish similar license agreements with additional biotechnology companies as well as larger therapeutic area-focused collaborative and strategic alliances with pharmaceutical companies.
We have entered into multiple licenses for our technology. The following agreements continue to provide upside opportunity for our company in the form of milestones and/or royalties:
•
Mirna Therapeutics — In December 2011, we entered into an exclusive license agreement with Mirna, a privately-held biotechnology company pioneering miRNA replacement therapy for cancer, regarding the development and commercialization of miRNA-based therapeutics utilizing Mirna’s proprietary miRNAs and our novel SMARTICLES®-based liposomal delivery technology (“SMARTICLES”). In December 2013, we amended this agreement such that Mirna paid certain pre-payments to us and now has additional rights to its lead program, MRX34, currently in Phase 1 clinical development. In addition, Mirna optioned exclusivity on several additional miRNA targets. We could receive up to an additional $45 million in clinical and commercialization milestone payments, as well as royalties in the low single digit percentages on sales, based on the successful outcome of the collaboration.

•
ProNAi Therapeutics — In March 2012, we entered into an exclusive license agreement with ProNAi, a privately-held biotechnology company pioneering DNA interference (“DNAi”) therapies for cancer, regarding the development and commercialization of DNAi-based therapeutics utilizing SMARTICLES. We could receive up to $14 million for each gene target in total upfront, clinical and commercialization milestone payments, as well as royalties in the single digit percentages on sales, with ProNAi having the option to select any number of additional gene targets. For example, if ProNAi licences five products over time under the license agreement, we could receive up to $70 million in total milestones, plus royalties.

•
Monsanto Company — In May 2012, we entered into a worldwide exclusive license agreement with Monsanto Company (“Monsanto”), a global leader in agriculture and crop sciences, covering the agricultural applications for our delivery and chemistry technologies. We could receive royalties on product sales in the low single digit percentages based on the successful outcome of the collaboration.

•
Avecia Nitto Denko — In May 2012, we entered into a strategic alliance with Girindus Group, now Avecia Nitto Denko (“Avecia”), a leader in process development, analytical method development and current good manufacturing practices (“cGMP”) manufacture of oligonucleotide therapeutics, regarding the development, supply and commercialization of certain oligonucleotide constructs using our conformationally restricted nucleotide (“CRN”) technology. We could receive single digit percentage royalties on the sales of research reagents utilizing our CRN technology.

•
Rosetta Genomics — In April 2014, we entered into a strategic alliance with Rosetta Genomics, Ltd. (“Rosetta”) to identify and develop miRNA-based products designed to diagnose and treat various neuromuscular diseases and dystrophies. Under the terms of the alliance, Rosetta will apply its industry leading miRNA discovery expertise for the identification of miRNAs involved in the various dystrophy diseases. If the miRNA is determined to be correlative to the disease, Rosetta may further develop the miRNA into a diagnostic for patient identification and stratification. If the miRNA is determined to be involved in the disease pathology and represents a potential therapeutic target, we may develop the resulting miRNA-based therapeutic for clinical development. The alliance is exclusive as it relates to neuromuscular diseases and dystrophies, with both companies free to develop and collaborate outside this field both during and after the terms of the alliance.

•
MiNA Therapeutics — In December 2014, we entered into a license agreement with MiNA Therapeutics Limited regarding the development and commercialization of small activating RNA based therapeutics utilizing SMARTICLES. We received an upfront fee in the amount of  $500,000 relating to this agreement in January 2015. We could receive up to an additional $49 million in clinical and commercialization milestone payments, as well as royalties on sales, based on the successful outcome of the collaboration.

Our business strategy is two-fold:
First, we plan to discover and develop our own pipeline of nucleic acid-based compounds in order to commercialize drug therapies to treat orphan diseases. Orphan diseases are broadly defined as those rare disorders that typically affect no more than one person out of every 1,500 people. The United States Orphan Drug Act of 1983 was created to promote the development of new drug therapies for the treatment of diseases that affect fewer than 200,000 individuals in the United States. Specifically, an orphan disease is a disease for which a regulatory agency, i.e. the U.S. Food and Drug Administration (“FDA”) or European Medicines Agency (“EMA”), can grant Orphan Drug Designation (“ODD”) to a compound being developed to treat that particular disease. In other words, if the FDA will grant ODD for a compound being developed to treat a disease, then that disease is an orphan disease. The purpose of such designations is to incentivize pharmaceutical and biotechnology companies to develop drugs to treat smaller patient populations. In the U.S., ODD entitles a company to seven years of marketing exclusivity for its drug upon regulatory approval. In addition, ODD permits a company to apply for: (1) grant funding from the U.S. government to defray costs of clinical trial expenses, (2) tax credits for clinical research expenses and (3) exemption from the FDA’s prescription drug application fee. Over the past several years, there has been a surge in rare disease activity due in part to the efforts of advocacy groups, the media, legislation and large pharmaceutical interest. Yet, orphan diseases continue to represent a significant unmet medical need with fewer than 500 drug approvals for over 7,500 rare diseases; clearly demonstrating the necessity for innovation in the development of therapeutics to treat orphan diseases. Our lead effort is the clinical development of CEQ508 to treat Familial Adenomatous Polyposis (FAP), a rare disease for which CEQ508 received FDA ODD in 2010. Currently, there is no approved therapeutic for the treatment of FAP. In April 2012, we announced the completion of dosing for Cohort 2 in the Dose Escalation Phase of the START-FAP (Safety and Tolerability of An RNAi Therapeutic in FAP) Phase 1b/2a clinical trial. We did not proceed with the dosing of Cohort 3 patients as a result of our financial situation but expect to restart the trial and dose Cohort 3 at such time that we have reestablished clinical operations, ensured the stability of the clinical material and complied with all regulatory requirements. In addition, we expect to advance pre-clinical programs in DM1 and DMD through to human proof-of-concept.
Second, we will seek to establish collaborations and strategic partnerships with pharmaceutical and biotechnology companies to generate revenue through up-front, milestone and royalty payments related to our technology and/or the products that are developed using such technology.
In order to protect our innovations, which encompass a broad platform of both nucleic acid-based therapeutic chemistry and delivery technologies, as well as the drug products that may emerge from that platform, we have aggressively built upon our extensive and enabling intellectual property (“IP”) estate worldwide, and plan to continue to do so. As of December 31, 2014, we owned or controlled at least 140 issued or allowed patents, and approximately 95 pending U.S. and Foreign patent applications, to protect our proprietary nucleic acid-based drug discovery capabilities.
We believe we have created a unique industry-leading nucleic acid-based drug discovery platform, which is protected by a strong IP position and validated through: (1) licensing agreements for our SMARTICLES delivery technology with Mirna, ProNAi and MiNA for unique nucleic acid payloads — microRNA mimics, DNA interference oligonucleotides and small-activating RNA, respectively; (2) Mirna and ProNAi’s respective clinical experience with SMARTICLES; (3) a licensing agreement with Novartis Institutes for Biomedical Research, Inc. (“Novartis”) for our CRN technology; (4) a licensing agreement with Protiva Biotherapeutics, Inc. (“Tekmira”), a wholly-owned subsidiary of Tekmira Pharmaceuticals Corporation, for our Unlocked Nucleobase Analog (“UNA”) technology; (5) licensing agreements with three large international companies (i.e., Roche, Novartis and Monsanto) for certain chemistry and delivery technologies; and (6) our own FAP Phase 1b/2a clinical trial with the TransKingdom RNA™ interference (“tkRNAi”) platform.
Liquidity; Elimination of Indebtedness
We have sustained recurring losses and negative cash flows from operations. At December 31, 2013, we had an accumulated deficit of  $331.3 million, working capital deficit of  $5.2 million and stockholders’ deficit of  $7.1 million. We have been funded through a combination of licensing payments and debt and equity offerings. At December 31, 2013, we had $0.91 million in cash, with $3.2 million at September 30, 2014. As a result of our financial condition, during the period between June 2012 and the date of this prospectus, substantially all of our research and development (“R&D”) activities were placed on hold, we exited all of our leased facilities, and all of our employees, other than our CEO, either resigned or were terminated.
We have experienced and continue to experience operating losses and negative cash flows from operations, as well as an ongoing requirement for substantial additional capital investments. In February 2014, certain debt holders exchanged secured promissory notes in the aggregate principal and interest amount of approximately $1.5 million for approximately 2.0 million shares of our common stock. Additionally, in March 2014, we sold 1,200 shares of our Series C Convertible Preferred Stock and 6.0 million warrants to purchase one share of common stock for $0.75 per share, resulting in proceeds of  $6.0 million. We believe that our current cash resources, which include the proceeds of the March 2014 offering and an upfront licensing fee received from MiNA Therapeutics Limited in January 2015, but that do not include the proceeds of the offering described in this prospectus, will enable us to fund our intended operations through July 2015.
Current Operations
With the advancement of a clinical pipeline focused on orphan diseases, we expect to build our operations with limited internal resources by capitalizing on external consultants and contract research organizations. To date, we have engaged consultants with the necessary clinical trial, finance, medical, regulatory, and technical expertise to restart our FAP clinical trial and advance our preclinical efforts. Internal research activities and laboratory space will be limited to supporting the FAP, DM1 and DMD clinical and pre-clinical efforts. Expansion of the research team will be based on requirements that are driven by the establishment of collaboration and strategic partnerships with pharmaceutical and biotechnology companies.
Nucleic Acid-Based Therapeutics
Overview
Nucleic acid-based therapeutics typically target two types of RNA — coding RNA and non-coding RNA. The targeting of coding RNA is usually associated with inhibition, or the down-regulation, of a specific mRNA via RNAi or mRNA translational inhibition, i.e. a single therapeutic inhibiting the protein expression of a single gene. The targeting of non-coding RNA is usually associated with the modulation (up or down) of a regulatory RNA via miRNA replacement therapy or miRNA inhibition, i.e. a single therapeutic repressing/de-repressing the expression of multiple genes (and thus proteins). The Nobel Prize winning discovery of RNAi in 1998 led not only to its widespread use in the research of biological mechanisms and target validation but also to its application in down regulating the expression of disease-causing proteins. In this case, the RNAi-based therapeutic, typically a double-stranded siRNA, acts through a naturally occurring process within cells that has the effect of reducing levels of mRNA required for the production of proteins. RNAi enables the targeting of disease at a genetic level and thus is highly specific to particular disease-causing proteins. Like RNAi-based therapeutics, certain single stranded anti-sense oligonucleotides (“ASO”) can also interact with mRNA by inhibiting translation (commonly referred to as mRNA translational inhibition) and likewise are highly specific to a disease-causing protein. On the other hand, miRNAs are small non-coding RNAs that are important in both gene regulation and protein translation. miRNAs exert their biological effect up stream of the RNAi pathway and can ultimately influence the RNAi process. Similar to a siRNA or ASO, a miRNA mimic, which increases the level of a miRNA in the cell, can inhibit protein expression. However, unlike a siRNA or translational inhibitor that targets just one gene, a miRNA mimic can simultaneously repress the expression of multiple proteins associated with the genes controlled by that miRNA target. miRNA antagonists (or antagomirs), which bind to the natural miRNA in the cell and prevents the activity of that miRNA, can allow the simultaneous “de-repression” of multiple proteins associated with the genes under control of a single miRNA target. The term de-repression is used to describe the biological process, i.e. the binding of a naturally occurring miRNA by an antagomir causes the miRNA to forego its normal activity in repressing/inhibiting protein expression. In other words, the antagomir removes the brakes a miRNA applies to protein expression resulting in increased protein expression. The overall result of an antagomir and miRNA inhibition is an increase in protein expression downstream of the target miRNA. This type of nucleic acid-based therapeutic sets itself apart not only from other nucleic acid-based therapeutics (i.e. siRNA, ASO mRNA translational inhibitors and miRNA mimics), but also from the majority of small molecules and monoclonal antibodies in that it is one of the few mechanisms of action that can cause an increase in protein expression. In summary, nucleic acid-based therapeutics target genes to either prevent the expression of disease causing proteins or to increase protein expression where the absence of the protein contributes to a disease state.
Although nucleic acid-based therapeutics are being developed for a number of diseases in therapeutic areas including cardiovascular, inflammation, and oncology, perhaps the greatest single opportunity for such therapeutics is in orphan diseases. Nucleic acid-based therapeutics are being advanced in indications characterized by “undruggable” targets; that is targets which cannot be modulated by small molecule or monoclonal antibodies. Therapeutic targets to treat rare and orphan diseases are typically “undruggable” targets. Within the biotechnology and pharmaceutical sectors, nucleic acid-based therapeutics are being developed for over a dozen rare and orphan diseases including: Alport Syndrome, Amyotrophic Lateral Sclerosis, Cystic Fibrosis, Duchenne’s Muscular Dystrophy, Friedreich’s Ataxia, Hemophilia, Hepatic Porphyrias, Hereditary Angioedema, Homozygous Familial Hypercholesterolemia, Huntington’s Disease, Primary Hyperoxaluria (Type I), Myotonic Dystrophy (Type 1), Sickle Cell Disease, Spinal Muscular Atrophy and Transthyretin Familial Amyloid Polyneuropathy. Various nucleic acid-based compounds are in either preclinical or clinical development for the above diseases and include both single- and double-stranded constructs such as: siRNA, miRNA mimics, antagomirs, and ASO utilizing various mechanisms of action such as: RNAi, mRNA translational inhibition, exon skipping, miRNA replacement, miRNA inhibition, and steric blocking. We believe a company that has the capability to develop both single- and double-stranded constructs with sufficient breadth of delivery technologies to get those constructs to the proper cellular targets can capitalize on the specific strength of various nucleic acid mechanisms of action thus creating the greatest chance for clinical success. We believe this multi-faceted approach is particularly applicable for rare and orphan disease indications. Such a capability has the possibility to significantly reduce the risks of failure associated with: (1) off-the-shelf chemistry and/or delivery, (2) one-off proprietary chemistry and/or delivery technologies or (3) mechanism of action.
In 2010, we executed on a strategy to consolidate key intellectual property and technologies necessary to create a broad nucleic acid drug discovery platform with the capability to develop both single- and double-stranded constructs and to deliver those constructs to the proper cellular targets. Besides a key chemistry — CRN — which provides us the freedom to develop single-stranded constructs, we acquired two additional delivery technologies providing us: (1) an ability to deliver oligonucleotides via oral administration to treat gastro-intestinal disorders and (2) a significant expansion of our lipid-based delivery capability. With these acquisitions and the further development and advancement of those technologies from 2010 to the present, we feel we have established the broadest nucleic acid drug discovery platform in the sector and validated that platform through the following partnerships and licensing transactions: (1) ProNAi licensing SMARTICLES for systemic administration of a DNAi oligonucleotide to treat recurrent and relapsed non-Hodgkin’s Lymphoma – currently in Phase 2 human testing; (2) Mirna licensing SMARTICLES for systemic administration of a miRNA mimic to treat unresectable primary liver cancer or solid cancers with liver involvement – currently in Phase 1 human testing; (3) Novartis licensing our CRN technology in connection with the development of both single and double-stranded oligonucleotide therapeutics; (4) Tekmira licensing our UNA technology in connection with the development of siRNAs utilizing RNAi for the down-regulation of gene expression; (5) Monsanto licensing certain of our delivery and chemistry technologies for agricultural applications; and (6) MiNA licensing SMARTICLES for systemic administration of a small activating RNA to treat unresectable primary liver cancer or solid cancers with liver involvement and liver diseases. Further, between the clinical programs of ProNAi and Mirna with SMARTICLES and our own clinical program using the tkRNAi technology, we believe we are the only company in the space whose delivery technologies are being used, in human clinical trials, to deliver three different types of nucleic acid compounds via two modes of administration: (1) oral administration of a double-stranded shRNA; (2) systemic administration of a double-stranded miRNA mimic and (3) systemic administration of a single-stranded DNA decoy. We believe every other company’s technologies, in clinical development, are limited to a single mode of administration (only intravenous, intramuscular and sub-cutaneous) and a single nucleic acid payload.
Together with our existing and potential future partners, we intend to continue to build our understanding of the unique chemistry and delivery technologies we have assembled in order to effectively develop novel nucleic acid-based therapeutics for the treatment of human disease while minimizing the risk of failure. We will focus our development efforts toward certain orphan disease indications and collaborate with both biotechnology and pharmaceutical companies in the development of other orphan and non-orphan diseases.
Nucleic Acid-Based Drug Discovery Platform
Through the advancement of our FAP clinical program and pre-clinical programs in DM1 and DMD, we plan to continue to make improvements in both areas crucial to the development of nucleic acid-based therapeutics: constructs and delivery technologies. Although each area is equally important to the development of an effective therapeutic, the scientific challenges of delivery are one of the most significant obstacles to the broad use of nucleic acid-based therapeutics in the treatment of human disease including orphan diseases.
UsiRNA Constructs.   Our UsiRNAs, which are siRNA with substitution of UNA bases in place of RNA bases in key regions of the double-stranded construct, have shown important advantages in terms of efficacy and safety, when compared to standard siRNA molecules and modifications. UsiRNAs are highly active in rodent-based disease models, non-disease rodent models, and non-human primates. UsiRNAs function via RNAi to cut the targeted mRNA into two pieces in such a manner that the target mRNA can no longer function and thereby decreasing the production of the protein associated with the gene target. In the case of bladder cancer, liver cancer and malignant ascites, the UsiRNAs decrease tumor growth in the respective rodent disease model. UsiRNAs have demonstrated a lower potential for cytokine induction and provide resistance to nuclease degradation, two effects that are often prominent with standard siRNAs. Most importantly, substitution with UNA at specific sites greatly increases the specificity for RNAi and improves their profile for therapeutic use. Substitution in the passenger strand can eliminate the ability of this strand to act in the RNAi pathway and, thereby, the potential for unwanted effects on other targets or competition with guide strand activity by loading into the intracellular RNAi machinery. Substitution of UNA within the guide strand can eliminate miRNA-like effects that occur with standard siRNA. This miRNA-like off-target activity cannot often be addressed by bioinformatics and can result in severe loss of activity if addressed with standard chemical modification of RNA. Overall these data indicate that not only do UsiRNAs maintain potent RNAi activity, they may also have superior drug like properties, through a combination of greater target specificity, improved safety and lower total dosing, when compared to typical siRNA-based compounds resulting in more effective protein down-regulation.
Conformationally Restricted Nucleotides (CRN).   CRNs are novel nucleotide analogs in which the flexible ribose sugar is locked into a rigid conformation by a small chemical linker. By restricting the flexibility of the ribose ring, CRNs can impart a helix-type structure typically found in naturally occurring RNA. For single stranded oligonucleotide therapeutics, the impact of CRN substitution dramatically increases the therapeutics’ affinity for the target mRNA or miRNA while imparting significant resistance to nuclease degradation. Additionally, CRNs can significantly improve the thermal stability of double-stranded constructs, such as siRNAs. We reported in vivo dose-dependent efficacy with a CRN-substituted antagomir against miRNA-122 (“miR-122”). The efficacy in a rodent model was demonstrated by up to a 5-fold increase in AldoA, a well-known downstream gene regulated by miR-122. In addition, downstream targets GYSI and SLC7A1 were also elevated. The increase in these downstream gene targets was achieved by the sequestration of miR-122 by a high affinity CRN-substituted antagomir. In addition, the CRN-substituted antagomir, which was dosed for three consecutive days at up to 50 mg/kg/day, was extremely well tolerated in rodents as evidenced by normal serum chemistry parameters and no body weight changes. CRNs are critical to our ability to develop single-stranded oligonucleotides.
Delivery.   We have two liposomal-based delivery platforms. The first platform, SMARTICLES, defines a novel class of liposomes that are fully charge-reversible particles allowing delivery of active substance (siRNA, single-stranded oligonucleotides, etc.) inside a cell either by local or systemic administration. SMARTICLES-based liposomes are designed to ensure stable passage through the bloodstream and the release of nucleic acid payloads within the target cell where they can exert their therapeutic effect by engaging either the RNAi pathway or directly with mRNA. To date, SMARTICLES-delivered nucleic acid drug candidates, which have been administered to approximately 100 patients, have demonstrated: (1) delivery to tumor in Phase 1 and 2 clinical trials; (2) statistically significant, dose-dependent, and specific knockdown of a gene target in a Phase 1 clinical trial; (3) single agent anti-tumor activity in patients with recurrent or refractory non-Hodgkin’s lymphoma (NHL) in a Phase 2 clinical trial; and (4) anti-tumor efficacy with both single- and double-stranded oligonucleotides in rodent models.
ProNAi’s clinical compound, PNT2258, is a first-in-class, 24-base, single-stranded, chemically-unmodified DNA oligonucleotide drug targeting BCL2. PNT2258 exhibits single agent anti-tumor activity in patients with recurrent or refractory NHL. Eighty-two percent of patients had tumor shrinkage when receiving single-agent therapy with PNT2258. To date, overall response rate in patients with follicular lymphoma is 40 percent and in patients with diffuse large B-cell lymphoma overall response is 50 percent. PNT2258 is safe at a dose of 120 mg/m2 administered intravenously for 2 to 3 hours on days 1 through 5 of a 21-day schedule. No tumor lysis syndrome or major organ toxicities were observed. No occurrences of elevated liver enzymes, hyperkalemia, hyperphosphatemia, hypocalcemia, renal failure/dysfunction, or infections were noted nor were any Grade 4 toxicities. PNT2258 drug exposure levels (AUC) exceeded by at least four-fold that required for anti-tumor activity in xenograft studies of human tumors, consistent with the Phase 1 trial. In addition, as recently reported at the Annual Meeting of the American Society of Hematology in December 2014, investigators for the study concluded that: (1) PNT2258 treatment results in significant, durable responses in patients with relapsed or refractory non-Hodgkin’s Lymphoma (r/r NHL); (2) eleven of the thirteen (11/13) patients treated achieved clinical benefit, with ongoing Progression Free Survival (PFS) extending to 18 months and beyond; (3) PNT2258 is demonstrably active in patients with diffuse large B-cell lymphoma (DLBCL) – all four of the patients (4/4) with DLBCL responded to PNT2258, with three patients achieving complete responses (CR) and one patient achieving a partial response (PR), with durations extending to greater than 500 days; (4) durable and clinically meaningful CR’s and PR’s were achieved in subjects with aggressive disease, such as Richter’s transformation and Burkitt’s-like DLBCL; (5) noteworthy durable CR’s and PR’s were also observed in subjects with advanced stage follicular lymphoma (FL); and (6) PNT2258 therapy is safe and very well-tolerated with dosing periods up to and exceeding 18 months.
Mirna’s clinical compound, MRX34, is a double-stranded miRNA “mimic” of the naturally occurring tumor suppressor miR-34, which inhibits cell cycle progression and induces cancer cell death. The Phase 1 MRX34 study, for the treatment of patients with unresectable primary liver cancer or solid cancers with liver involvement, is designed with an initial dose-escalation phase of approximately 30 patients, followed by an expansion phase of approximately 18 additional patients after the recommended Phase 2 dose has been identified. MRX34 is administered intravenously twice a week for three weeks with one week off, during 28-day cycles, until disease progression or intolerance. Interim safety data from the multicenter, open-label Phase 1 clinical trial of MRX34 showed that MRX34 has a manageable safety profile with only one incident of a dose-limiting toxicity observed to date. In addition, as recently reported at the European Organisation for Research and Treatment of Cancer in November 2014, data show that MRX34 has a manageable safety profile in patients with advanced primary liver cancer (hepatocellular carcinoma), other solid tumors with liver metastasis, and hematological malignancies. A maximum tolerated dose (MTD) was established at 110 mg/m2 for MRX34 administered twice weekly for three weeks followed by one week off. And while this Phase 1 study is intended to investigate safety, tolerability, pharmacokinetics, and dosing regimens, treatment with MRX34 has provided early signals of clinical activity in advanced cancer patients with primary liver, neuroendocrine, colorectal and small cell lung cancers, as well as diffuse large B-cell lymphoma.
We believe the combined clinical delivery experiences of ProNAi and Mirna are impressive and that SMARTICLES is a potential product differentiator in the further development of our orphan disease clinical pipeline.
The second platform utilizes amino-based liposomal delivery technology and incorporates a novel and proprietary molecule we call DiLA2 (Di-Alkylated Amino Acid). Our scientists designed this molecule based on amino acid (e.g., peptide/protein-based) chemistry. A DiLA2-based liposome has several potential advantages over other liposomes, such as: (1) a structure that may enable safe and natural metabolism by the body; (2) the ability to adjust liposome size, shape, and circulation time, to influence bio-distribution; and (3) the ability to attach molecules that can influence other delivery-related attributes such as cell specific targeting and cellular uptake. Our formulations for delivery of UsiRNAs, using different members of the DiLA2 family, have demonstrated safe and effective delivery in rodents with metabolic targets (e.g., ApoB) and in cancer models using both local and systemic routes of administration. Safe and effective delivery with DiLA2-based formulations has also been achieved in non-human primates.
In addition to our liposomal-based delivery platforms, we have used peptides for both the formation of stable siRNA nanoparticles as well as targeting moieties for siRNA molecules. This research has included: (1) the use of peptide technology to “condense” siRNAs into compact and potent nanoparticles; (2) screening of our proprietary Trp Cage phage display library for targeting peptides; and (3) internal discovery and development of peptides and other compounds recognized as having cellular targeting or cellular uptake properties. The goal in the use of such technologies is to minimize the amount of final drug required to produce therapeutic response by increasing the potency of the drug product as well as by directing more of the final drug product to the intended site of action.
TransKingdom RNA™ interference (tkRNAi) platform.   tkRNAi is a broad-reaching platform that can be used to develop highly specific drug products for a diverse set of diseases. The tkRNAi platform involves the modification of bacteria to deliver short-hairpin RNA (“shRNA”) to cells of the gastrointestinal tract. A significant advantage of the tkRNAi platform is oral (by mouth) delivery making this platform extremely patient friendly while harnessing the full potential of the RNAi process. The tkRNAi platform has demonstrated in vivo mRNA down-regulation of both inflammatory and cancer targets, thus providing a unique opportunity to develop RNAi-based therapeutics against inflammation and oncology diseases such as Crohn’s Disease, ulcerative colitis and colon cancer. For our own clinical pipeline, we have used the tkRNAi platform to discover and develop CEQ508 for the treatment of FAP.
Clinical Program.   CEQ508 is being developed for the treatment of FAP, a hereditary condition that occurs in approximately 1:10,000 persons worldwide. FAP is caused by mutations in the adenomatous polyposis coli gene. As a result of these mutations, epithelial cells lining the intestinal tract have increased levels of the protein ß-catenin, which in turn results in uncontrolled cell growth. Proliferation (uncontrolled cell growth) of the epithelial cells results in the formation of hundreds to thousands of non-cancerous growths (polyps) throughout the large intestine. By age 35, 95% of individuals with FAP have developed polyps and most will experience adverse effects including increased risk of bleeding and the potential for anemia. In more severe cases, obstruction of the intestines, abdominal pain, and severe bouts of diarrhea or constipation can occur. FAP patients are also at an increased risk of various cancers but specifically colon cancer. If measures are not taken to prevent the formation of polyps or to remove the polyps, nearly 100% of FAP patients will develop colon cancer. Currently, there is no approved therapeutic for the treatment of FAP. For many patients, complete colectomy (surgical removal of the entire large intestine), usually performed in the late teenage years or early twenties, is the only viable option for treatment. However, surgical intervention is not curative as the risk of polyps forming in the remaining portions of the intestinal tract and in the small intestine continues after colectomy. Most people with the genetic condition are in registries maintained in clinics and state institutions. Based on limited prevalence data, we believe the U.S. and European FAP patient population are each approximately 30,000 patients, with another 40,000 patients in Asia.
CEQ508 is the first drug candidate in a novel class of therapeutic agents utilizing the tkRNAi platform and the first orally administered RNAi-based therapeutic in clinical development. CEQ508 comprises attenuated bacteria that are engineered to enter into dysplastic tissue and release a payload of shRNA, a mediator in the RNAi pathway. The shRNA targets the mRNA of ß-catenin, which is known to be dysregulated in classical FAP. CEQ508 is being developed as an orally administered treatment to reduce the levels of ß-catenin protein in the epithelial cells of the small and large intestine. Upon enrollment in the Phase 1b/2a clinical trial, patients are placed in one of four dose-escalating cohorts. Following completion of the dose escalation phase, the trial plan calls for a stable-dose phase in which patients will receive the highest safe dose. Under the trial protocol, CEQ508 is administered daily in an oral suspension for 28 consecutive days. In April 2012, we announced the completion of dosing for Cohort 2 in the Dose Escalation Phase of the START-FAP (Safety and Tolerability of An RNAi Therapeutic in Familial Adenomatous Polyposis) clinical trial of CEQ508. We did not proceed with the dosing of Cohort 3 patients due to our financial situation in 2012 but expect to restart the trial and dose Cohort 3 at such time that we have reestablished clinical operations, ensured the stability of the clinical material and complied with all regulatory requirements.
The FDA granted orphan drug designation to CEQ508 for the treatment of FAP. Orphan drug designation entitles us to seven years of marketing exclusivity for CEQ508 for the treatment of FAP upon regulatory approval, as well as the opportunity to apply for: (1) grant funding from the U.S. government to defray costs of clinical trial expenses, (2) tax credits for clinical research expenses and (3) exemption from the FDA’s prescription drug application fee.
Pre-Clinical Programs.   With the breadth of our nucleic acid-based drug discovery platform, we believe we are in a unique position to develop both single- and double-stranded clinical candidates to treat various neuromuscular disorders and dystrophies within the orphan drug space. Neuromuscular disorders affect the nerves that control voluntary muscles, such as those that control the arms and legs. Nerve cells, also called neurons, send messages that control these muscles. When the neurons become unhealthy or die, communication between the nervous system and muscles breaks down. As a result, muscles weaken and waste away. Likewise, dystrophies are progressive degenerative disorders affecting skeletal muscles. In both cases, the diseases can often affect other organ systems such as the heart and central nervous system. Many neuromuscular diseases and almost all dystrophies are genetic, which means there is a mutation in the genes which in many cases is passed from parent to child. Although a cure for these disorders may present itself in the future, the goal of our drug development effort will be to improve symptoms, increase mobility and increase the individual’s lifespan. We have chosen to pursue clinical efforts in two orphan disease indications – DM1 and DMD.
Myotonic dystrophy is one of a classification of inherited disorders named muscular dystrophies. It is the most common form of muscular dystrophy that begins in adulthood and is characterized by progressive muscle wasting and weakness. Individuals with this disorder often have prolonged muscle contractions (myotonia) and are not able to relax certain muscles after use. There are two major types of myotonic dystrophy: type 1 and type 2. Signs and symptoms overlap, although type 2 tends to be milder than type 1. Myotonic dystrophy affects at least 1:8,000 people worldwide. The prevalence of the two types of myotonic dystrophy varies among different geographic and ethnic populations. In most populations, type 1 appears to be more common than type 2.
Duchenne muscular dystrophy is a rare muscle disorder affecting approximately 1:3,500 male births worldwide. Like myotonic dystrophy, DMD is also characterized by muscle wasting and weakness starting first in the pelvic area followed by shoulder muscles. DMD is typically diagnosed between three and six years of age. As the disease progresses, muscle weakness and wasting spreads to the trunk and forearms and gradually progresses to involve additional muscles of the body. The disease is progressive and most affected individuals require a wheelchair by the teenage years. Serious life-threatening complications may ultimately develop including disease of the heart muscle and respiratory difficulties.
We believe our delivery technologies, combined with our CRN chemistry, will permit us to develop best-in-class miRNA antagonists and mimics as well as ASO targeting translational inhibition and exon-skipping ASOs targeting cytosine-uracil-guanine (CUG) repeats in affected mRNA for the treatment of DM1 and DMD. Further, our ability to work with all of these modalities is potentially critically important to the treatment of these multi-system diseases, as the disease is not limited to skeletal muscle but also affects the heart and central nervous system. While current technologies are limited by either a single-stranded or a double-stranded approach, we can pursue whichever nucleic acid modality most effectively treats each diseases.
Partnering and Licensing Agreements
MiNA — In December 2014, we entered into a license agreement with MiNA regarding the development and commercialization of small activating RNA based therapeutics utilizing MiNA’s proprietary oligonucleotides and our SMARTICLES nucleic acid delivery technology. MiNA will have full responsibility for the development and commercialization of any products arising under the agreement and we will support pre-clinical and process development efforts. We received an upfront fee in the amount of $500,000 relating to this agreement in January 2015. We could receive up to an additional $49 million in clinical and commercialization milestone payments, as well as royalties on sales, based on the successful outcome of the collaboration.
Rosetta — On April 1, 2014, we entered into a strategic alliance with Rosetta to identify and develop miRNA-based products designed to diagnose and treat various neuromuscular diseases and dystrophies. Under the terms of the alliance, Rosetta will apply its industry leading miRNA discovery expertise for the identification of miRNAs involved in the various dystrophy diseases. If the miRNA is determined to be correlative to the disease, Rosetta may further develop the miRNA into a diagnostic for patient identification and stratification. If the miRNA is determined to be involved in the disease pathology and represents a potential therapeutic target, Marina may develop the resulting miRNA-based therapeutic for clinical development. The alliance is exclusive as it relates to neuromuscular diseases and dystrophies, with both Companies free to develop and collaborate outside this field both during and after the terms of the alliance.
Arcturus — On August 9, 2013, we and Arcturus entered into a Patent Assignment and License Agreement, pursuant to which we assigned our UNA technology for the development of RNAi therapeutics to Arcturus. In consideration for entering into the agreement, we received a one-time payment in full of  $0.8 million for the Patent Assignment and License Agreement and transferred the Protiva

Biotherapeutics, Inc. (i.e. Tekmira) and Ribotask AsP license agreements to Arcturus. In addition, under the terms of the agreement, we retained a worldwide, fully-paid, royalty free, non-exclusive license to the UNA technology equal to the non-exclusive rights licensed by Tekmira and Roche (rights owned now by Arrowhead Research, Inc.).
Tekmira — On November 28, 2012, we entered into a License Agreement with Tekmira, whereby we provided Tekmira a worldwide, non-exclusive license to our UNA technology for the development of RNAi therapeutics. Tekmira will have full responsibility for the development and commercialization of any products arising under the License Agreement. In consideration for entering into the agreement, we received an upfront payment in the amount of  $0.3 million, and are eligible to receive milestone payments upon the satisfaction of certain clinical and regulatory milestone events and royalty payments in the low single digit percentages on products developed by Tekmira that use UNA technology. Tekmira may terminate the agreement for convenience in its entirety, or in respect of any particular country or countries, by giving 90 days prior written notice to us, provided that no such termination shall be effective sooner than August 28, 2013. Either party may terminate the agreement immediately upon the occurrence of certain bankruptcy events involving the other party, or, following the expiration of a 120 day cure period (60 days in the event of a default of a payment obligation by Tekmira), upon the occurrence of a material breach of the agreement by the other party. With the purchase of the UNA asset by Arcturus in August 2013, the Tekmira License Agreement transferred to Arcturus.
Novartis — On August 2, 2012, we and Novartis entered into a worldwide, non-exclusive License Agreement for our CRN technology for the development of both single and double-stranded oligonucleotide therapeutics. We received a $1.0 million one-time payment for the non-exclusive license. In addition, in March 2009, we entered into an agreement with Novartis pursuant to which we granted to Novartis a worldwide, non-exclusive, irrevocable, perpetual, royalty-free, fully paid-up license, with the right to grant sublicenses, to our DiLA2-based siRNA delivery platform in consideration of a one-time, non-refundable fee of  $7.25 million, which was recognized as license fee revenue in 2009. Novartis may terminate this agreement immediately upon written notice to us.
Avecia — On May 18, 2012, we and Avecia entered into a strategic alliance pursuant to which Avecia will have exclusive rights to develop, supply and commercialize certain oligonucleotide constructs using our CRN chemistry and, in return, we will receive single digit percentage royalties from the sale of CRN-based oligonucleotide reagents, as well as a robust supply of cGMP material for us and our partners’ pre-clinical, clinical and commercialization needs.
Monsanto — On May 3, 2012, we and Monsanto entered into a worldwide exclusive Intellectual Property License Agreement for our delivery and chemistry technologies. On May 3, 2012, we and Monsanto also entered into a Security Agreement pursuant to which we granted to Monsanto a security interest in that portion of our intellectual property that is the subject of the License Agreement in order to secure the performance of our obligations under the License Agreement. Under the terms of the license agreement, we received $1.5 million in initiation fees, and may receive royalties on product sales in the low single digit percentages. Monsanto may terminate the License Agreement at any time in whole or as to any rights granted thereunder by giving prior written notice thereof to us, with termination becoming effective three months from the date of the notice.
ProNAi — On March 13, 2012, we entered into an Exclusive License Agreement with ProNAi regarding the development and commercialization of ProNAi’s proprietary DNAi-based therapeutics utilizing SMARTICLES. The License Agreement provides that ProNAi will have full responsibility for the development and commercialization of any products arising under the License Agreement. Under terms of the License Agreement, we could receive up to $14 million for each gene target in upfront, clinical and commercialization milestone payments, as well as royalties in the single digit percentages on sales, with ProNAi having the option to select any number of gene targets. Either party may terminate the License Agreement upon the occurrence of a default by the other party (subject to standard cure periods), or upon certain events involving the bankruptcy or insolvency of the other party. ProNAi may also terminate the License Agreement without cause upon ninety (90) days’ prior written notice to us.
Mirna — On December 22, 2011, we entered into a License Agreement with Mirna regarding the development and commercialization of miRNA-based therapeutics utilizing Mirna’s proprietary miRNAs and SMARTICLES. The License Agreement provides that Mirna will have full responsibility for the development and commercialization of any products arising under the License Agreement and that we will support pre-clinical and process development efforts. Under terms of the License Agreement, we could receive up to $63 million in upfront, clinical and commercialization milestone payments, as well as royalties in the low single digit percentages on sales, based on the successful outcome of the collaboration. Either party may terminate the License Agreement upon the occurrence of a default by the other party. Mirna may also terminate the License Agreement without cause upon 60 days prior written notice to us. We and Mirna entered into an amendment of this agreement in December 2013, pursuant to which Mirna made certain pre-payments to us and now has additional rights to its lead program, MRX34. Further under the amendment, Mirna optioned exclusivity on several additional miRNA targets.
Debiopharm — On February 3, 2011, we entered into a Research and License Agreement with Debiopharm S.A. (“Debiopharm”) pursuant to which we granted to Debiopharm an exclusive license to develop and commercialize our pre-clinical program in bladder cancer, for all uses in humans and animals for the prevention and treatment of superficial (non-muscle invasive) bladder cancer, in consideration of the payment by Debiopharm to us of up to $24 million in milestones, plus royalties in the low double digit percentages from product sales. On November 2, 2012, Debiopharm provided notice that the agreement would be terminated effective December 5, 2012 due to its operational reasons. The bladder cancer program has been returned to us without obligations and we will continue to seek an appropriate partner to continue the preclinical and clinical development of this program.
Novosom — On July 27, 2010, we entered into an agreement pursuant to which we acquired the intellectual property of Novosom AG (“Novosom”) of Halle, Germany for SMARTICLES, which significantly broadens the number of approaches we may take for systemic and local delivery of our proprietary UNA and CRN-based oligonucleotide therapeutics. We issued an aggregate of  .014 million shares of our common stock to Novosom as consideration for the acquired assets. The shares had a value equal to approximately $3.8 million, which was recorded as research and development expense. As additional consideration for the acquired assets, we will pay to Novosom an amount equal to 30% of the value of each upfront (or combined) payment actually received by us in respect of the license of liposomal-based delivery technology or related product or disposition of the liposomal-based delivery technology by us, up to $3.3 million, which amount will be paid in shares of our common stock, or a combination of cash and shares of our common stock, at our discretion. To date we have issued an aggregate of 1.4 million shares of common stock to Novosom representing additional consideration of $0.74 million as a result of the license agreements and amendments to such license agreements that we entered into with our partners.
Valeant Pharmaceuticals — On March 23, 2010, we acquired intellectual property related to our CRN chemistry from Valeant Pharmaceuticals North America (“Valeant”) in consideration of payment of a non-refundable licensing fee of  $0.5 million which was included in research and development expense in 2010. Subject to meeting certain milestones triggering the obligation to make any such payments, we may be obligated to make a product development milestone payment of  $5.0 million and $2.0 million within 180 days of FDA approval of a New Drug Application for our first and second CRN related product, respectively. To date, we had not made any such milestone payments but have milestone obligations of $0.13 million based on CRN licenses to date. Valeant is entitled to receive earn-outs based upon a percentage in the low single digits of future commercial sales and earn-outs based upon a percentage in the low double digits of future revenue from sublicensing. Under the agreement we are required to use commercially reasonable efforts to develop and commercialize at least one covered product. If we have not made earn-out payments of at least $5.0 million prior to March 2016, we are required to pay Valeant an annual amount equal to $50,000 per assigned patent which shall be creditable against other payment obligations. The term of our financial obligations under the agreement shall end, on a country-by-country basis, when there no longer exists any valid claim in such country. We may terminate the agreement upon 30 day notice, or upon 10 day notice in the event of an adverse results from clinical studies. Upon termination, we are obligated to make all payments accrued as of the effective date of such termination but shall have no future payment obligations.
Roche — On February 12, 2009, we entered into an agreement with F. Hoffmann-La Roche Inc. and F. Hoffmann-La Roche Ltd. (collectively, “Roche”), pursuant to which we granted to Roche a worldwide, irrevocable, non-exclusive license to a portion of our technology platform, for the development of

RNAi-based therapeutics, in consideration of the payment of a non-refundable licensing fee of  $5.0 million. On September 30, 2011, we agreed to the assignment and delegation by Roche of its non-exclusive license rights in the Licensed Technology upon Roche’s successful divestment of its RNAi assets. On October 21, 2011, Roche successfully divested its RNAi assets, including the Licensed Technology, and made a non-refundable payment of  $1.0 million to us in consideration for our agreement to the assignment and delegation of Roche’s non-exclusive license rights in the licensed technology. This payment was recognized as revenue in 2011.
University of Helsinki — On June 27, 2008, we entered into a collaboration agreement with Dr. Pirjo Laakkonen and the Biomedicum Helsinki. The goal of the work involves our patented phage display library, the Trp Cage library, for the identification of peptides to target particular tissues or organs for a given disease. In December 2009, we received a patent allowance in the U.S. covering a targeting peptide for preferential delivery to lung tissues that was identified by us using the Trp Cage Library. We believe the Trp Cage library will be a source of additional peptides for evaluation in our delivery programs, and we will have a strong IP position for these peptides and their use. This agreement terminated by its terms in June 2012. Under this agreement, we may be obligated to make product development milestone payments of up to €275,000 in the aggregate for each product developed under this research agreement if certain milestones are met. To date, we have not made, and are not under any current obligation to make, any such milestone payments, as the conditions that would trigger any such milestone payment obligations have not been satisfied. In addition, upon the first commercial sale of a product, we are required to pay an advance of 0.25€ million (based on currency conversion rates as of July 14, 2014 this equals approximately $0.34 million) against which future royalties will be credited. The percentage royalty payment required to be made by us to the University of Helsinki is a percentage of gross revenues derived from work performed under the Helsinki Agreement in the low single digits.
Ribotask ApS. — On June 19, 2009, we announced the revision of the October 2008 agreement in which we had acquired the intellectual property related to the UNA from Ribotask ApS (“Ribotask”), a privately held Danish company. The original agreement provided us with exclusive rights for the development and commercialization of therapeutics incorporating UNAs. The amended agreement eliminated our obligation to pay all milestone and royalty payments and provided full financial and transactional control of our proprietary UNA technology.
Under the October 2008 agreement we made payments to Ribotask totaling $0.5 million. We sublicensed the IP under this agreement to Roche on a nonexclusive basis in February 2009, at which time we paid an additional $0.25 million to Ribotask, which eliminated the obligation to pay Ribotask any future royalties or milestones with respect to the Roche sublicense. In connection with the June 2009 amendment, we issued 15,152 shares of our common stock valued at approximately $1.0 million to Ribotask and agreed to pay $1.0 million in four installments of  $0.25 million each due at various intervals through July 2010.
In June 2010, we expanded our rights under the previous agreement with Ribotask to include exclusive rights to the development and commercialization of UNA-based diagnostics. In connection with this amendment, we agreed to pay Ribotask $0.75 million in three equal payments of  $0.25 million. In March 2011, the agreement was amended to change the payment terms for the diagnostic rights. The first payment of  $0.25 million was made in November 2010, a payment of  $0.05 million was made upon the execution of the amendment, and the remaining $0.4 million was paid in eight equal monthly installments beginning on May 1, 2011. In addition, we issued 11,377 shares of our common stock valued at approximately $0.08 million to Ribotask on March 3, 2011.
In connection with our agreements, as amended, we granted Ribotask a royalty-bearing, world-wide exclusive license to use the assigned patents to develop and sell products intended solely for use as reagents or for testing. The royalty rates to be paid to us by Ribotask are a percentage in the low single digits. With the purchase of the UNA asset by Arcturus in August 2013, the Ribotask License Agreement transferred to Arcturus.
Proprietary Rights and Intellectual Property
We rely primarily on patents and contractual obligations with employees and third parties to protect our proprietary rights. We have sought, and intend to continue to seek, appropriate patent protection for important and strategic components of our proprietary technologies by filing patent applications in the U.S. and certain foreign countries. There can be no assurance that any of our patents will guarantee protection or market exclusivity for our products and product candidates. We also use license agreements both to access external technologies and to convey certain intellectual property rights to others. Our financial success will be dependent in part on our ability to obtain commercially valuable patent claims and to protect our intellectual property rights and to operate without infringing upon the proprietary rights of others. As of December 31, 2014, we owned or controlled at least 140 issued or allowed patents, and approximately 95 pending U.S. and Foreign patent applications, to protect our proprietary nucleic acid-based drug discovery capabilities. Our patent portfolio, as of December 31, 2014, consisted of the following:
Estimated Expiration	No. of Issued/Allowed Patents	Jurisdiction
2019	7 total	U.S.
2020	1 total	Germany
	2 total	U.S.
2021	1 total	U.S.
2022	1 each	Belgium, Brazil, Ireland, Italy, Spain
	2 each	Australia, Canada, China, Japan, Singapore
	3 each	Germany, Netherlands, Switzerland, U.K., Austria, France
	6 total	U.S.
2023	1 each	Austria, France, Germany, Netherlands, Switzerland, U.K.
	2 total	U.S.
2024	1 total	China
2025	1 each	Australia, Hong Kong, Ireland, Italy, Korea, Spain, Switzerland
	2 total	Japan
	3 each	Canada, France, Germany, U.K.
	6 total	U.S.
2026	1 each	Australia, China, Hong Kong, Mexico, Japan, U.S., Canada
2027	1 each	JP, France, Germany, U.K., Switzerland, Netherlands
2027	5 total	U.S.
2028	1 total	Australia
	2 each	New Zealand, China, France, Germany, U.K., Switzerland, Netherlands, Spain, Italy, Ireland
	4 total	U.S.
2029	1 each	Italy, Spain, Switzerland, China
	2 each	France, Germany, U.K.
2030	1 each	South Africa, France, Germany, U.K., Switzerland, Ireland, Italy, Spain, Netherlands
The patents listed in the table above will expire generally between 2019 and 2030, subject to any potential patent term extensions and/or supplemental protection certificates that would extend the terms of the patents in countries where such extensions may become available.
Competition
There are a number of small, mid-sized and large biotechnology companies that compete with us. Our competition is typically focused on a single nucleic acid mechanism of action, i.e. RNAi or mRNA translational inhibition or exon skipping or miRNA replacement therapy. Some of these companies only have a proprietary position around either chemistry or delivery and in fewer cases, their proprietary position arises from their belief that they can patent biology, i.e. miRNA targets. We believe we are the only company in the unique position of having proprietary chemistry and delivery technologies sufficient to pursue multiple nucleic acid mechanisms of action, i.e. RNAi and mRNA translational inhibition and exon skipping and miRNA replacement therapy. Such single mechanism of action competitors include: Alnylam Pharmaceuticals, Arcturus, Benitec Biopharma, Dicerna Pharmaceuticals, Isis Pharmaceuticals, miRagen Therapeutics, Mirna, Prosensa Therapeutics, Quark Pharmaceuticals, Regulus Therapeutics, Silence Therapeutics, and Tekmira.
Several companies have clinical stage programs with the majority in an orphan disease indication. In particular, Isis has an early stage clinical program in DM1, while Prosensa and Sarepta Therapeutics, Inc. have late stage clinical programs in DMD.
Universities and public and private research institutions are also potential competitors. While these organizations primarily have educational objectives, they may develop proprietary technologies related to the drug delivery field or secure protection that we may need for development of our technologies and products. We may attempt to license one or more of these proprietary technologies, but these licenses may not be available to us on acceptable terms, if at all.
Most of our competitors have substantially greater resources, manufacturing capabilities, regulatory expertise, sales and marketing resources, and established collaborative arrangements with pharmaceutical companies. Our competitors, either alone or with their collaborators, may succeed in developing product candidates that are similar or preferable in effectiveness, safety, cost and ease of commercialization, and our competitors may obtain IP protection or commercialize competitive products sooner than we do.
Government Regulation
Government authorities in the U.S. and other countries extensively regulate the research, development, testing, manufacture, labeling, promotion, advertising, distribution and marketing, among other things, of drugs and biologic products. All of our foreseeable product candidates (including those for human use that may be developed by our partners based on our licensed technologies) are expected to be regulated as drug products.
In the U.S., the FDA regulates drug products under the Federal Food, Drug and Cosmetic Act (the “FDCA”), and other laws within the Public Health Service Act. Failure to comply with applicable U.S. requirements, both before and after approval, may subject us to administrative and judicial sanctions, such as a delay in approving or refusal by the FDA to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, and/or criminal prosecutions. Before our drug products are marketed they must be approved by the FDA. The steps required before a novel drug product is approved by the FDA include: (1) pre-clinical laboratory, animal, and formulation tests; (2) submission to the FDA of an Investigational New Drug Application (“IND”) for human clinical testing, which must become effective before human clinical trials may begin; (3) adequate and well-controlled clinical trials to establish the safety and effectiveness of the product for each indication for which approval is sought; (4) submission to the FDA of a New Drug Application (“NDA”); (5) satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug product is produced to assess compliance with cGMP and FDA review and finally (6) approval of an NDA.
Pre-clinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. The results of the pre-clinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions, such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials. Once an IND is in effect, each clinical trial to be conducted under the IND must be submitted to the FDA, which may or may not allow the trial to proceed.
Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified physician-investigators and healthcare personnel. Clinical trials are typically conducted in three defined phases, but the phases may overlap or be combined. Phase 1 usually involves the initial administration of the investigational drug or biologic product to healthy individuals to evaluate its safety, dosage tolerance and pharmacodynamics. Phase 2 usually involves trials in a limited patient population, with the disease or condition for which the test material is being developed, to evaluate dosage tolerance and appropriate dosage; identify possible adverse side effects and safety risks; and preliminarily evaluate the effectiveness of the drug or biologic for specific indications. Phase 3 trials usually further evaluate effectiveness and test further for safety by administering the drug or biologic candidate in its final form in an expanded patient population. Our product development partners, the FDA, or we may suspend clinical trials, if any, at any time on various grounds, including any situation where we or our partners believe that patients are being exposed to an unacceptable health risk or are obtaining no medical benefit from the test material.
Assuming successful completion of the required clinical testing, the results of the pre-clinical trials and the clinical trials, together with other detailed information, including information on the manufacture and composition of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. Before approving an application, the FDA will usually inspect the facilities where the product is manufactured, and will not approve the product unless cGMP compliance is satisfactory. If the FDA determines the NDA is not acceptable, the FDA may outline the deficiencies in the NDA and often will request additional information. If the FDA approves the NDA, certain changes to the approved product, such as adding new indications, manufacturing changes or additional labeling claims are subject to further FDA review and approval. The testing and approval process requires substantial time, effort and financial resources, and we cannot be sure that any approval will be granted on a timely basis, if at all.
Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making available in the U.S. a drug for this type of disease or condition will be recovered from sales in the U.S. for that drug. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same drug for the same indication, except in very limited circumstances, for seven years. The FDA granted orphan drug designation to CEQ508 for the treatment of FAP in December 2010.
In addition, regardless of the type of approval, we and our partners are required to comply with a number of FDA requirements both before and after approval. For example, we and our partners are required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with certain requirements concerning advertising and promotion for products. In addition, quality control and manufacturing procedures must continue to conform to cGMP after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, money and effort in all areas of regulatory compliance, including production and quality control to comply with cGMP. In addition, discovery of problems, such as safety problems, may result in changes in labeling or restrictions on a product manufacturer or NDA holder, including removal of the product from the market.
Product Liability
We currently do not carry product liability insurance as no patients are currently being treated with our products. We will renew our product liability insurance portfolio on the resumption of patient access to our products.
Environmental Compliance
Our research and development activities have involved the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specific waste products. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of bio-hazardous materials. The cost of compliance with these laws and regulations could be significant and may adversely affect capital expenditures to the extent we are required to procure expensive capital equipment to meet regulatory requirements. At this time, we are not conducting any R&D activities that require compliance with federal, state or local laws.
Employees
On June 1, 2012, we announced that, due to our financial condition, we had implemented a furlough of approximately 90% of our employees and ceased substantially all day-to-day operations. As of December 31, 2014, only our CEO remains an employee. All other employees have either resigned or been terminated. None of our employees are covered by collective bargaining agreements.
Company Information
We are a reporting company and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or e-mail the SEC at publicinfo@sec.gov for more information on the operation of the public reference room. Our SEC filings are also available at the SEC’s website at http://www.sec.gov. Our Internet address is http://www.marinabio.com. There we make available, free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC.
Properties
We do not own or lease any real property or facilities. As we seek to restart our business operations, we plan to lease facilities in order to support our development, operational, and administrative needs under our current operating plan. There can be no assurance that such facilities will be available, or that they will be available on suitable terms. Our inability to obtain such facilities will have a material adverse effect on our future plans and operations.
The following is a summary of our lease obligations applicable to the fiscal year ended December 31, 2013:
3830 Monte Villa Parkway, Bothell, Washington.   We leased approximately 63,200 square feet of research and development and office space in Bothell, WA. We ceased using this facility in September 2012. Effective October 1, 2012, we entered into a Lease Termination Agreement (the “Termination Agreement”) with the landlord. As additional consideration for the early termination, we agreed that upon certain contingencies, we would issue 1.5 million shares of our common stock to the landlord. Pursuant to the Termination Agreement, we paid to the landlord $155,000 as rent for the premises for the month of October 2012. Thereafter, our obligation to pay further rent under the lease was satisfied through the standby letter of credit that we established to support our obligations under the lease. We had no obligation to replenish the letter of credit for amounts drawn by the landlord. The lease terminated effective on March 1, 2013. The contingencies related to the issuance of the common stock were met in March 2014.
Legal Proceedings
We are subject to various legal proceedings and claims that arise in the ordinary course of business. Our management currently believes that resolution of such legal matters will not have a material adverse impact on our financial position, results of operations or cash flows.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
Not applicable.

MANAGEMENT
Executive Officers and Directors
General
As of December 31, 2014, the number of members of our Board of Directors is fixed at five (5). The members of our Board of Directors as of December 31, 2014 are as follows:
Name	Age	Position	Director Since
J. Michael French	55	Chief Executive Officer, President and Chairman of the Board of Directors	September 2008
Stefan Loren, Ph.D.	50	Lead Independent Director	August 2012
Joseph W. Ramelli	46	Director	August 2012
Philip C. Ranker	55	Director	January 2014
Donald A. Williams	56	Director	September 2014
The biographies of each director below contains information regarding the person’s service as a director, business experience, director positions held currently or at any time during the last five years, and information regarding involvement in certain legal or administrative proceedings, if applicable.
J. Michael French — Mr. French has served as our Chief Executive Officer (“CEO”) since June 23, 2008, as our President since October 1, 2008, and as a member of our Board of Directors since September 11, 2008. Mr. French was appointed Chairman of our Board of Directors on August 21, 2012. Prior to joining us, Mr. French served as President of Rosetta Genomics, Inc. from May 2007 to August 2007. Mr. French also served as Senior Vice President of Corporate Development for Sirna Therapeutics, Inc. (“Sirna”) from July 2005 to January 2007, when Sirna was acquired by Merck and Co., Inc., and he served in various executive positions, including Chief Business Officer, Senior Vice President of Business Development and Vice President of Strategic Alliances, of Entelos, Inc., a pre-IPO biotechnology company, from 2000 to 2005. Mr. French, holds a B.S. in aerospace engineering from the U.S. Military Academy at West Point and a M.S. in physiology and biophysics from Georgetown University.
Stefan Loren, Ph.D. — Dr. Loren has served as a director of our company since August 2012. Dr. Loren is currently the founder at Loren Capital Strategy, an investment fund. He was previously Managing Director at Westwicke Partners, a healthcare-focused consulting firm, from 2008 through February 2014. Dr. Loren has over 20 years of experience as a research and investment professional in the healthcare space, including roles at Perceptive Advisors, MTB Investment Advisors, Legg Mason, and Abbott Laboratories. Prior to industry, Dr. Loren served as a researcher at The Scripps Research Institute working with Nobel Laureate K. Barry Sharpless on novel synthetic routes to chiral drugs. Dr. Loren received a doctorate degree in Organic/Pharmaceutical Chemistry from the University of California at Berkeley and a bachelor’s degree in Chemistry from the University of California San Diego. His scientific work has been featured in Scientific American, Time, Newsweek and Discover, as well as other periodicals and journals. Dr. Loren currently serves on the board of PolyMedix, Inc. Dr. Loren has served as a director of GenVec, Inc. since September 2013, and within the past five years has served on the board of directors of Orchid Cellmark Inc. and Polymedix, Inc.
Joseph W. Ramelli — Mr. Ramelli has served as a director of our company since August 2012. Mr. Ramelli currently works as a consultant for several investment funds providing in-depth due diligence and investment recommendations. He has over 20 years of experience in the investment industry, having worked as both an institutional equity trader and as an equity analyst at Eos Funds, Robert W. Duggan & Associates and Seneca Capital Management. Mr. Ramelli graduated with honors from U.C. Santa Barbara, with a BA in Business Economics.
Philip C. Ranker — Mr. Ranker has served as a director of our company since January 2014. Currently, Mr. Ranker serves as Chief Financial Officer at Bioness, Inc. Previously he served as our Chief Accounting Officer from September 7, 2011 until September 30, 2011, and then served as our interim Chief Financial Officer and Secretary from October 1, 2011 until December 31, 2013. Before that, Mr. Ranker served as Chief Financial Officer of Suneva Medical, Inc., a start-up aesthetics company, from 2009 to 2011, and as Vice President of Finance at Amylin Pharmaceuticals, Inc. from 2008 to 2009. Prior to Amylin, Mr. Ranker held various positions with Nastech Pharmaceutical Company Inc. (the predecessor to Marina Biotech) from 2004 to 2008, including Vice President of Finance from August 2004 until September 2005, and Chief Financial Officer and Secretary from September 2005 until January 2008. From September 2001 to August 2004, Mr. Ranker served as Director of Finance for ICOS Corporation. Prior to working at ICOS, Mr. Ranker served in various positions in corporate accounting, managed care contracting and research and development, including Senior Finance Director, at Aventis Pharmaceutical and its predecessor companies during his nearly fifteen year tenure with the organization. From February 2006 until 2010, Mr. Ranker also served as a member of the Board of Directors and as the chair of the Audit Committee of ImaRx Therapeutics, Inc., which executed an initial public offering during his tenure. Prior to Aventis, Mr. Ranker was employed by Peat Marwick (currently KPMG) as a Certified Public Accountant. Mr. Ranker holds a B.S. in Accounting from the University of Kansas.
Donald A. Williams — Mr. Williams has served as a director of our company since September 2014. Mr. Williams is a 35-year veteran of the public accounting industry, retiring in 2014. Mr. Williams spent 18 years as an Ernst & Young (EY) Partner and the last seven years as a Partner with Grant Thornton (GT). Mr. Williams’ career focused on private and public companies in the technology and life sciences sectors. During the last seven years at Grant Thornton, he served as the National Leader of Grant Thornton’s Life Sciences Practice and the Managing Partner of the San Diego Office. He was the lead partner for both EY and GT on multiple initial public offerings; secondary offerings; private and public debt financings; as well as numerous mergers and acquisitions. From 2001 to 2014, Mr. Williams served on the Board of Directors and is past President and Chairman of the San Diego Venture Group and has served on the Board of Directors of various charitable organizations in the communities in which he has lived. Mr. Williams is a graduate of Southern Illinois University with a B.S. degree.
Executive Officers of Our Company
Biographical information concerning J. Michael French, our President and CEO, is set forth above. Biographical information concerning our interim Chief Financial Officer is set forth below.
Daniel E. Geffken, M.B.A. — Mr. Geffken, age 57, is a founder and Managing Director at Danforth Advisors, LLC, where he has served since 2011. He has worked in both the life science and renewable energy industries for the past 20 years. His work has ranged from early start-ups to publicly traded companies with market capitalizations of in excess of  $1 billion. Previously, he served as COO or CFO of four publicly traded and four privately held companies, including Seaside Therapeutics, Inc., where he served as COO from 2009 to 2011. In addition, he has been involved with multiple rare disease-focused companies in areas such as Huntington’s disease, amyotrophic lateral sclerosis, fragile X syndrome, hemophilia A and Gaucher disease, including the approval of enzyme replacement therapies for the treatments of Fabry disease and Hunter syndrome. Mr. Geffken has raised more than $700 million in equity and debt securities. Mr. Geffken started his career as a C.P.A. at KPMG and, later, as a principal in a private equity firm. Mr. Geffken received his M.B.A from the Harvard Business School and his B.S. from the Wharton School, University of Pennsylvania.
Director’s Qualifications
In selecting a particular candidate to serve on our Board of Directors, we consider the needs of our company based on particular attributes that we believe would be advantageous for our Board members to have and would qualify such candidate to serve on our Board given our business profile and the environment in which we operate. The table below sets forth such attributes and identifies which attributes each director possesses.

Attributes	Mr. French	Dr. Loren	Mr. Ramelli	Mr. Ranker	Mr. Williams
Financial Experience	X	X	X	X	X
Public Board Experience	X	X		X
Industry Experience	X	X		X	X
Scientific Experience		X
Commercial Experience	X		X	X	X
Corporate Governance Experience	X	X		X	X
Capital Markets Experience	X	X	X	X	X
Management Experience	X	X	X	X	X
Certain Relationships and Related Transactions
J. Michael French.   Pursuant to the terms and conditions of Mr. French’s employment agreement, we agreed, for the term of Mr. French’s employment with us, to nominate Mr. French for successive terms as a member of the Board of Directors, and to use all best efforts to cause Mr. French to be elected by our shareholders as a member of the Board of Directors.
Family Relationships
There are no familial relationships between any of our officers and directors.
Director or Officer Involvement in Certain Legal Proceedings
Our directors and executive officers were not involved in any legal proceedings as described in Item 401(f) of Regulation S-K in the past ten years.
Audit Committee
Our Audit Committee consists of Mr. Williams (chair) and Mr. Ramelli. The Audit Committee authorized and approved the engagement of the independent registered public accounting firm, reviewed the results and scope of the audit and other services provided by the independent registered public accounting firm, reviewed our financial statements, reviewed and evaluated our internal control functions, approved or established pre-approval policies and procedures for all professional audit and permissible non-audit services provided by the independent registered public accounting firm and reviewed and approved any proposed related party transactions.
Code of Ethics
We have adopted a Code of Business Conduct and Ethics that applies to all of our employees and officers, and the members of our Board of Directors. The Code of Business Conduct and Ethics is available on our corporate website at www.marinabio.com. You can access the Code of Business Conduct and Ethics on our website by first clicking “About Marina Biotech” and then “Corporate Governance.” Printed copies are available upon request without charge. Any amendment to or waiver of the Code of Business Conduct and Ethics will be disclosed on our website promptly following the date of such amendment or waiver.
Independence of the Board of Directors
The Board of Directors utilizes NASDAQ’s standards for determining the independence of its members. In applying these standards, the Board considers commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, in assessing the independence of directors, and must disclose any basis for determining that a relationship is not material. The Board has determined that three (3) of its current members, namely Stephen Loren, Ph.D., Joseph W. Ramelli and Donald A. Williams, are independent directors within the meaning of the NASDAQ independence standards, and that two (2) of its current members, namely J. Michael French and Philip C. Ranker, are not independent directors within the meaning of the NASDAQ independence standards. In making these independence determinations, the Board did not exclude from consideration as immaterial any relationship potentially compromising the independence of any of the above directors.

EXECUTIVE COMPENSATION
Summary Compensation Table
The following table sets forth information regarding compensation earned during 2014 and 2013 by our CEO and our other most highly compensated executive officers as of the end of the 2014 fiscal year (“Named Executive Officers”).
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(3)	All Other Compensation ($)	Total ($)
J. Michael French, President, CEO and Director	2014	288,083(1)	—	$—	774,929	—	1,063,012
	2013	127,500	—	—	—	—	127,500
Daniel E. Geffken, MBA, Interim CFO(2)	2014	—	—	—	—	136,422	136,422

(1)
Although Mr. French’s employment agreement provides for an annual base salary of  $340,000, due to our company’s financial challenges in 2012 and 2013 he worked for a reduced wage during a significant portion of each of those fiscal years. Mr. French agreed to settle outstanding compensation obligations with respect to the 2012 and 2013 fiscal years in the amount of  $415,000 in return for the issuance of 1,130,000 shares of common stock. We approved the issuance of these shares to Mr. French, which were valued based on the volume weighted average price of our common stock for the ten trading days ending December 31, 2013 (i.e., $0.33), in January 2014.

(2)
Mr. Geffken was appointed to serve as our interim Chief Financial Officer on May 13, 2014. Mr. Geffken is compensated for his services in this position pursuant to a Consulting Agreement, effective as of January 9, 2014, that we entered into with Danforth Advisors, LLC. Mr. Geffken is a founder and Managing Director at Danforth Advisors. We paid an aggregate amount of  $299,947 to Danforth Advisors during the 2014 fiscal year pursuant to the terms of the Consulting Agreement, of which amount Danforth Advisors paid $136,422 to Mr. Geffken, with the remainder being paid by Danforth Advisors to third-party contractors who performed services under the Consulting Agreement or being utilized for entity expenses. Upon the effectiveness of the Consulting Agreement, we issued to Danforth Advisors 10-year warrants to purchase up to 100,800 shares of our common stock, which warrants are exercisable at $0.481 per share and shall vest on a monthly basis over the two-year period beginning on the effective date of the Consulting Agreement.

(3)
Represents the aggregate grant date fair value under FASB ASC Topic 718 of options to purchase shares of our common stock granted during 2014. On September 15, 2014, pursuant to the Amended and Restated Employment Agreement that we entered into with Mr. French, we granted ten-year options to Mr. French to purchase up to 771,000 shares of common stock at an exercise price of $1.07 per share, of which 257,000 options shall vest on the first anniversary of the grant date, and 514,000 options shall vest in 24 equal monthly installments commencing after the first anniversary of the grant date and shall be vested in full on the third anniversary of the grant date.

Narrative Disclosures Regarding Compensation; Employment Agreements
We have entered into an employment agreement with Mr. French, which was amended and restated on September 15, 2014, and a consulting agreement with Danforth Advisors, LLC, an entity controlled by Mr. Geffken. The terms and conditions of these agreements are summarized below.
J. Michael French Employment Agreement
On June 10, 2008, we entered into an employment agreement (the “Original French Agreement”) with J. Michael French pursuant to which Mr. French served as our President and our Chief Executive Officer. The initial term began on June 23, 2008 and ended on June 9, 2011. Thereafter, it continued per its terms on a quarter-to-quarter basis. On September 15, 2014, we entered into an Amended and Restated Employment Agreement (the “Restated French Agreement”) with Mr. French pursuant to which Mr. French shall serve as our President and Chief Executive Officer until September 14, 2017. A copy of the Original French Agreement was filed as Exhibit 10.2 to our Current Report on Form 8-K dated June 10, 2008, and a copy of the Restated French Agreement was filed as Exhibit 10.1 to our Current Report on Form 8-K dated September 15, 2014.
Pursuant to the Original French Agreement, Mr. French was entitled to annual base compensation of $340,000, which amount was increased to $425,000 in the Restated French Agreement. He is also eligible to receive annual performance-based incentive cash compensation, with the targeted amount of such incentive cash compensation being 40% of his annual base compensation for the year under the Original French Agreement, and 50% of his annual base compensation for the year under the Restated French Agreement, but with the actual amount to be determined by the Board or the Compensation Committee.
We agreed in the Restated French Agreement to pay to Mr. French a lump sum within thirty (30) days following full execution of the Restated French Agreement, with such amount being the excess of Mr. French’s base salary under the Restated French Agreement from April 1, 2014 through September 15, 2014, over whatever compensation we had paid to Mr. French as base salary during such period.
Under the Original French Agreement, we granted options to Mr. French to purchase up to 31,500 shares of common stock, of which 10,500 options were exercisable at $50.80 per share, 10,500 options were exercisable at $90.80 per share, and 10,500 options were exercisable at $130.80 per share. The options had a term of 10 years beginning on June 23, 2008. Mr. French has agreed to cancel these options effective as of December 31, 2014. Under the Restated French Agreement, we granted ten-year options to Mr. French to purchase up to 771,000 shares of common stock at an exercise price of  $1.07 per share, of which 257,000 options shall vest on the first anniversary of the grant date, 257,000 options shall vest monthly in equal installments commencing after the first anniversary of the grant date and shall be vested in full on the second anniversary of the grant date, and 257,000 options shall vest monthly commencing after the second anniversary of the grant date and shall be vested in full on the third anniversary of the grant date.
If Mr. French’s employment under the Restated French Agreement is terminated without cause or he chooses to terminate his employment for good reason, all of Mr. French’s options that are outstanding on the date of termination shall be fully vested and exercisable upon such termination and shall remain exercisable for the remainder of their terms. In addition, he will receive (i) base salary, (ii) incentive cash compensation determined on a pro-rated basis as to the year in which the termination occurs, (iii) pay for accrued but unused paid time off, and (iv) reimbursement for expenses through the date of termination, plus an amount equal to 12 months of his specified base salary at the rate in effect on the date of termination.
If Mr. French’s employment under the Restated French Agreement is terminated for cause or he chooses to terminate his employment other than for good reason, vesting of the options shall cease on the date of termination and any then unvested options shall terminate, however the then-vested options shall remain vested and exercisable for the remainder of their respective terms. He will also receive salary, pay for accrued but unused paid time off, and reimbursement of expenses through the date of termination.
If Mr. French’s employment under the Restated French Agreement is terminated due to death or disability, Mr. French or his estate, as applicable, is entitled to receive (i) salary, reimbursement of expenses, and pay for accrued but unused paid time off; (ii) incentive cash compensation determined on a pro-rated basis as to the year in which the termination occurs; and (iii) a lump sum equal to base salary at the rate in effect on the date of termination for the lesser of  (A) twelve (12) months and (B) the remaining term of the Employment Agreement at the time of such termination. In addition, vesting of all of Mr. French’s options that are outstanding on the date of termination shall cease, and any then vested options shall remain exercisable as specified in the applicable grant agreements.
If Mr. French’s employment under the Restated French Agreement is terminated by us (other than for cause) or by Mr. French (for good reason), and in either case other than because of death or disability, during the one-year period following a change in control of our company, then Mr. French will be entitled to receive as severance: (i) salary, expense reimbursement and pay for unused paid time off through the date of termination; and (ii) a lump-sum amount equal to twelve (12) months of base salary at the rate in effect on the date of termination. In addition, all of Mr. French’s outstanding stock options shall be fully vested and exercisable upon a change of control and shall remain exercisable as specified in the option grant agreements.

Pursuant to the Restated French Agreement, a change in control generally means (i) the acquisition by any person or group of 40% or more of our voting securities, (ii) our reorganization, merger or consolidation, or sale of all or substantially all of our assets, following which our stockholders prior to the consummation of such transaction hold 60% or less of the voting securities of the surviving or acquiring entity, as applicable, (iii) a turnover of the majority of the Board as currently constituted, provided that under most circumstances any individual approved by a majority of the incumbent Board shall be considered as a member of the incumbent Board of Directors for this purpose, or (iv) a complete liquidation or dissolution of our company.
The Restated French Agreement also provides that we shall cause the nomination and recommendation of Mr. French for election as a director at the annual meetings of our stockholders that occur during the employment term, and use all best efforts to cause Mr. French to be elected as a non-independent director.
In general, Mr. French has agreed in the Restated French Agreement not to compete with us during the employment term and for six months thereafter, to solicit our partners, consultants or employees for one year following the end of the employment term, or to solicit our clients during the employment term and for twelve months thereafter.
Daniel E. Geffken Consulting Agreement
We have entered into a Consulting Agreement, effective as of January 9, 2014, with Danforth Advisors, LLC (“Danforth”), pursuant to which we engaged Danforth to serve as an independent consultant for the purpose of providing us with certain strategic and financial advice and support services during the one-year period beginning on January 9, 2014. Mr. Geffken, who was appointed to serve as our interim Chief Financial Officer on May 13, 2014, is a founder and Managing Director at Danforth. We paid to Danforth approximately $299,947 during 2014, of which amount Danforth Advisors paid $136,422 to Mr. Geffken, with the remainder being paid by Danforth Advisors to third-party contractors who performed services under the Consulting Agreement or being utilized for entity expenses. We also issued to Danforth, upon the effectiveness of the consulting agreement, 10-year warrants to purchase up to 100,800 shares of our common stock, which warrants are exercisable at $0.481 per share and shall vest on a monthly basis over the two-year period beginning on the effective date of the consulting agreement. The Consulting Agreement may be terminated by either party thereto: (a) with Cause (as defined below), upon thirty (30) days prior written notice; or (b) without Cause upon sixty (60) days prior written notice. “Cause” shall include: (i) a breach of the terms of the Consulting Agreement which is not cured within thirty (30) days of written notice of such default or (ii) the commission of any act of fraud, embezzlement or deliberate disregard of a rule or policy of our company.

Outstanding Equity Awards at Fiscal Year End
2014 Outstanding Equity Awards at Fiscal Year-end Table
The following table sets forth information regarding the outstanding equity awards held by our Named Executive Officers as of the end of our 2014 fiscal year:
	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Name	Exercisable	Unexercisable
J. Michael French(1)	—	771,000(2)	—	$1.07	9/15/24	—	—	—	—
Daniel E. Geffken(3)	—	—	—	$—	—	—	—	—	—

(1)
As per an agreement between Mr. French and our company, options to purchase up to 88,972 shares of common stock previously granted to Mr. French were cancelled effective as of December 31, 2014.

(2)
One-third of these options shall vest on September 15, 2015. The remaining options shall vest in 24 equal monthly installments during the two-year period commencing after September 15, 2015.

(3)
Pursuant to the Consulting Agreement, effective as of January 9, 2014, that we entered into with Danforth Advisors, LLC, an entity controlled by Mr. Geffken, we issued to Danforth Advisors, upon the effectiveness of the Consulting Agreement, 10-year warrants to purchase up to 100,800 shares of our common stock, which warrants are exercisable at $0.481 per share and vest on a monthly basis over the two-year period beginning on January 9, 2014.

Option repricings
We have not engaged in any option repricings or other modifications to any of our outstanding equity awards to our Named Executive Officers during fiscal year 2014.

Compensation of Directors
2014 Director Compensation Table
The following Director Compensation table sets forth information concerning compensation for services rendered by our independent directors for fiscal year 2014.
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(3)	All Other Compensation ($)	Total ($)
Stefan Loren, Ph.D.(1)(2)	$32,500	—	$15,579	—	$48,079
Joseph W. Ramelli(1)(2)	32,500	—	15,579	—	48,079
Philip C. Ranker(2)	32,500	—	15,579		48,079
Donald A. Williams(4)	22,500	—	15,579		38,079
Total	$120,000	—	$62,316	—	$182,316

(1)
Due to our financial condition prior to March 2014, neither Dr. Loren nor Mr. Ramelli, each of whom was appointed in August 2012, received any cash payments during 2012 or 2013 in connection with their service to our company. However, in January 2014 we issued to each such non-employee director 151,000 shares of common stock in lieu of approximately $50,000 of fees otherwise due to such director with respect to his service on the Board representing approximately $10,000 of fees from the period August 2012 through December 2012 and approximately $40,000 of fees for 2013. The number of shares issued to each of Dr. Loren and Mr. Ramelli was based on the volume weighted average price of our common stock for the 10-trading day period ending on December 31, 2013 (i.e., $0.33).

(2)
On January 1, 2014, we issued 30,303 shares of our common stock to each of Dr. Loren, Mr. Ramelli and Mr. Ranker, in lieu of a cash payment in the amount of  $10,000, as compensation for service on our Board of Directors during the first quarter of 2014. The number of shares issued to each director was based on the volume weighted average price of our common stock for the 10-trading day period ending on December 31, 2013 (i.e., $0.33).

(3)
Represents the aggregate grant date fair value under FASB ASC Topic 718 of options to purchase shares of our common stock granted during 2014. On September 15, 2014, we granted to each of our non-employee directors options to purchase up to an aggregate of 62,000 shares of our common stock at an exercise price of  $1.07 per share, of which 43,000 options represented the initial option grant to such non-employee directors, and 19,000 options represented the option grant covering service during the third and fourth quarters of 2014.

(4)
Mr. Williams became a member of our Board of Directors on September 15, 2014.

As of December 31, 2014, Dr. Loren, Mr. Ramelli and Mr. Williams each held options to purchase up to 62,000 shares of our common stock, and Mr. Ranker held options to purchase up to 64,500 shares of our common stock.
J. Michael French, current director, President and CEO, has not been included in the Director Compensation Table because he is a Named Executive Officer and does not receive any additional compensation for services provided as a director.
2014 Director Compensation Program:   On January 1, 2014, our Board approved a compensation for non-employee directors during the 2014 calendar year that consisted of an annual fee of  $40,000, payable in shares of our common stock on a quarterly basis in advance, with the number of shares to be issued to be based on the volume weighted average price of our common stock for the ten trading days ending on the last trading day of the previous quarter. On September 15, 2014, the Board revised the compensation program for non-employee directors so that it would consist of: (i) an initial grant of 5-year options to purchase up to 43,000 shares of our common stock, which options shall vest 50% immediately and 50% after one year; (ii) an annual grant of 5-year options to purchase up to 38,000 shares of our common stock, which options shall vest 50% immediately and 50% after one year; and (iii) an annual cash payment of $45,000 per year, payable quarterly in advance.

Equity Compensation Plan Information
The following table provides aggregate information as of the end of the 2014 fiscal year with respect to all of the compensation plans under which our common stock is authorized for issuance, including our 2004 Stock Incentive Plan (the “2004 Plan”), our 2008 Stock Incentive Plan (the “2008 Plan”) and our 2014 Long-Term Incentive Plan (the “2014 Plan”):
	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted- Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity compensation plans approved by security holders	1,084,106(1)	5.53	8,412,250
Total	1,084,106	5.53	8,412,250

(1)
Consists of: (i) 106 shares of common stock underlying awards made pursuant to the 2004 Plan, (ii) 45,000 shares of common stock underlying awards made pursuant to the 2008 Plan and (iii) 1,039,000 shares of common stock underlying awards made pursuant to the 2014 Plan.

PRINCIPAL STOCKHOLDERS
The following table sets forth certain information regarding the ownership of our common stock as of December 31, 2014 (the “Determination Date”) by: (i) each current director of our company; (ii) each of our Named Executive Officers; (iii) all current executive officers and directors of our company as a group; and (iv) all those known by us to be beneficial owners of more than five percent (5%) of our common stock.
Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. Under these rules, beneficial ownership generally includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares that an individual or entity has the right to acquire beneficial ownership of within 60 days of the Determination Date, through the exercise of any option, warrant or similar right (such instruments being deemed to be “presently exercisable”). In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock that could be issued upon the exercise of presently exercisable options and warrants are considered to be outstanding. These shares, however, are not considered outstanding as of the Determination Date when computing the percentage ownership of each other person.
To our knowledge, except as indicated in the footnotes to the following table, and subject to state community property laws where applicable, all beneficial owners named in the following table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage of ownership is based on 25,523,216 shares of common stock outstanding as of the Determination Date. Unless otherwise indicated, the business address of each person in the table below is c/o Marina Biotech, Inc., P.O. Box 1559, Bothell, WA 98041. No shares identified below are subject to a pledge.
Name	Number of Shares	Percent of Shares Outstanding (%)
Officers and Directors:
J. Michael French, Director, President and CEO	822,283(1)	3.2%
Stefan Loren, Ph.D., Director	225,835(2)	*
Joseph W. Ramelli, Director	248,103(3)	*
Philip C. Ranker, Director	943,553(4)	3.6%
Donald A. Williams, Director	40,500(5)	*
Daniel E. Geffken, Interim CFO	50,400(6)	*
All directors and executive officers as a group (6 persons)	2,330,674(7)	9.1%
5% Shareholders:
Ditty Properties Limited Partnership c/o Voldal Wartelle & Co. 13343 Bel-Red Road Bellevue, WA 98005-2333	1,500,000	5.8%

*
Beneficial ownership of less than 1.0% is omitted.

(1)
Pursuant to a settlement agreement, certain securities beneficially owned by Mr. French are held in constructive trust by Mr. French for the benefit of Mr. French and his former spouse.

(2)
Includes presently exercisable options to purchase 40,500 shares of common stock and presently exercisable warrants to purchase 4,032 shares of common stock.

(3)
Includes presently exercisable options to purchase 40,500 shares of common stock.

(4)
Includes presently exercisable options to purchase 43,000 shares of common stock.

(5)
Consists of presently exercisable options to purchase 40,500 shares of common stock.

(6)
Consists of presently exercisable warrants to purchase up to 50,400 shares of common stock issued to Danforth Advisors, LLC.

(7)
Includes presently exercisable options to purchase 164,500 shares of common stock and presently exercisable warrants to purchase 54,432 shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Approval for Related Party Transactions
It has been our practice and policy to comply with all applicable laws, rules and regulations regarding related-person transactions. Our Code of Business Conduct and Ethics requires that all employees, including officers and directors, disclose to the CFO the nature of any company business that is conducted with any related party of such employee, officer or director (including any immediate family member of such employee, officer or director, and any entity owned or controlled by such persons). If the transaction involves an officer or director of our company, the CFO must bring the transaction to the attention of the Audit Committee or, in the absence of an Audit Committee the full Board, which must review and approve the transaction in writing in advance. In considering such transactions, the Audit Committee (or the full Board, as applicable) takes into account the relevant available facts and circumstances.

DESCRIPTION OF CAPITAL STOCK
The following is a summary of all material characteristics of our capital stock as set forth in our certificate of incorporation and bylaws. The summary does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation and bylaws, and to the provisions of the General Corporation Law of the State of Delaware, as amended, or the DGCL.
Common Stock
We are authorized to issue up to 180,000,000 shares of common stock, par value $0.006 per share. As of December 31, 2014, 25,523,216 shares of our common stock were issued and outstanding, 8,000,000 unissued shares of common stock were reserved for issuance upon the conversion of outstanding shares of our Series C Convertible Preferred Stock, 21,290,781 unissued shares of common stock were reserved for issuance upon the exercise of outstanding warrants and 1,084,106 unissued shares of common stock were reserved for issuance upon the exercise of outstanding options.
All shares of common stock issued will be duly authorized, fully paid and non-assessable. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of our common stock. Under Delaware law, stockholders generally are not liable for our debts or obligations. Our certificate of incorporation does not authorize cumulative voting for the election of directors. Subject to the rights of the holders of any class of our capital stock having any preference or priority over our common stock, the holders of shares of our common stock are entitled to receive dividends that are declared by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in our net assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. Our common stock has no preemptive rights, conversion rights, redemption rights or sinking fund provisions, and there are no dividends in arrears or default. All shares of our common stock have equal distribution, liquidation and voting rights, and have no preferences or exchange rights.
Preferred Stock
Our board of directors has the authority, without action by the stockholders, to designate and issue up to 100,000 shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of our common stock. We have designated 1,000 shares as Series B Preferred Stock (“Series B Preferred”) and 90,000 shares as Series A Junior Participating Preferred Stock (“Series A Preferred”). No shares of Series B Preferred or Series A Preferred are outstanding. In March 2014, we designated and issued 1,200 shares of Series C Preferred Stock (“Series C Preferred”) for $6.0 million.
We may issue shares of our authorized but unissued preferred stock in one or more series having the rights, privileges, and limitations, including voting rights, conversion rights, liquidation preferences, dividend rights and redemption rights, as may, from time to time, be determined by our board of directors. Preferred stock may be issued in the future in connection with acquisitions, financings, or other matters, as our board of directors deems appropriate. In the event that we determine to issue any shares of our authorized but unissued preferred stock, a certificate of designation containing the rights, privileges and limitations of this series of preferred stock will be filed with the Secretary of State of the State of Delaware. The effect of this preferred stock designation power is that our board of directors alone, subject to Federal securities laws, applicable blue sky laws, and Delaware law, may be able to authorize the issuance of preferred stock which could have the effect of delaying, deferring, or preventing a change in control without further action by our stockholders, and may adversely affect the voting and other rights of the holders of our common stock.

Delaware Anti-Takeover Statute
We are subject to Section 203 of the DGCL. This law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:
•
prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” to include:
•
Any merger or consolidation involving the corporation and the interested stockholder;

•
Any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

•
In general, any transaction that results in the issuance or transfer by a corporation of any of its stock to the interested stockholder; or

•
The receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Common Stock Listing
Our common stock currently is trading on the OTCQB under the symbol “MRNA”.
Transfer Agent and Registrar
American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our common stock.

DESCRIPTION OF SECURITIES WE ARE OFFERING
We are offering units, each unit consisting of one share of our common stock and one warrant to purchase up to [         ] shares of our common stock. The units will not be issued or certificated. The shares of common stock and the warrants that we are issuing are immediately separable and will be issued separately. The shares of common stock issuable from time to time upon exercise of the warrants, if any, are also being offered pursuant to this prospectus.
Common Stock
The material terms and provisions of our common stock and each other class of our securities which qualifies or limits our common stock are described under the caption “Description of Capital Stock” in this prospectus.
Warrants
The following summary of certain terms and provisions of the warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by the provisions of the warrants, the form of which has been filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions of the form of warrant for a complete description of the terms and conditions of the warrants.
Duration and Exercise Price.   The warrants offered hereby will entitle the holders thereof to purchase up to an aggregate of  [         ] shares of our common stock at an initial exercise price per share of common stock of  $[         ], and will expire on the [         ] anniversary of the date of their issuance. The warrants will be issued separately from the common stock included in the units, and may be transferred separately immediately thereafter. Warrants will be issued in certificated form only.
Exercisability.   The warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the warrant to the extent that the holder would own more than 4.9% of the outstanding common stock after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s warrants up to 9.9% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants.
Cashless Exercise.   If, at the time a holder exercises its warrant, there is no effective registration statement registering, or the prospectus contained therein is not available for an issuance of the shares underlying the warrant to the holder, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the warrant. If we deliver the opinion of counsel referred to above, the warrants will only be exercisable through a cashless exercise.
Transferability.   Subject to applicable laws and the restriction on transfer set forth in the warrant, the warrant may be transferred at the option of the holder upon surrender of the warrant to us together with the appropriate instruments of transfer.
Exchange Listing.   We do not intend to list the warrants on any securities exchange or other trading market.
Fundamental Transactions.   In the event of any fundamental transaction, as described in the warrants and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our common stock, then upon any subsequent exercise of a warrant, the holder will have the right to receive as alternative consideration, for each share of our common stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of common stock of the successor or acquiring corporation or of our company, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of our common stock for which the warrant is exercisable immediately prior to such event. In addition, in the event of a fundamental transaction, that is (1) an all cash transaction, (2) a “Rule13e-3 transaction” as defined in Rule 13e-3 under the Exchange Act or (3) with certain limited exceptions, a fundamental transaction involving a person or entity not traded on The New York Stock Exchange, Inc., The NYSE Amex, LLC, The NASDAQ Global Select Market, The NASDAQ Global Market, The NASDAQ Capital Market, the OTCQX or the OTCQB, then we or any successor entity shall pay at the holder’s option, exercisable at any time concurrently with or within forty-five (45) days after the consummation of the fundamental transaction, an amount of cash equal to the value of the warrant as determined in accordance with the Black Scholes option pricing model.
Right as a Stockholder.   Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their warrants.
Waivers and Amendments.   Subject to certain exceptions, any term of the warrants may be amended or waived with our written consent and the written consent of the holders of at least 66 2∕3% of the then-outstanding warrants and, in certain instances, with the prior written consent of the underwriter.

UNDERWRITING
We have entered into an underwriting agreement with Roth Capital Partners, LLC and Ladenburg Thalmann & Co. Inc. with respect to the units subject to this offering. Subject to certain conditions, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase, the number of units set forth opposite its name in the table below.
Underwriters	Number of Units
Roth Capital Partners, LLC
Ladenburg Thalmann & Co. Inc.
Total
The underwriters are offering the units subject to their acceptance of the units from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the units offered by this prospectus is subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the units if any such units are taken.
The underwriters are offering the units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commission and Expenses
The underwriters have advised us that they propose to offer the units to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of  $— per unit. After this offering, the public offering price and concession to dealers may be changed by the underwriters. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The units are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.
The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering.
	Per unit	Total
Public offering price	$—	$—
Underwriting discounts and commissions	$—	$—
Proceeds, before expenses, to us	$—	$—
We estimate that the expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $ . We have also agreed to reimburse the underwriter for certain out-of-pocket expenses not to exceed $75,000.
Indemnification
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.
Lock-up Agreements
We, our officers and our directors have agreed, subject to limited exceptions, for a period of 90 days after the date of the underwriting agreement with respect to our company and our directors, and for a period of twelve (12) months after the date of the underwriting agreement with respect to our officers, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any shares of common stock or any securities convertible into or exchangeable for our common stock either owned as of the date of the underwriting agreement or thereafter acquired without the prior written consent of the underwriters. This period may be extended if  (1) during the last 17 days of such period, we issue an earnings release or material news or a material event regarding us occurs or (2) prior to the expiration of such period, we announce that we will release earnings results during the 16-day period beginning on the last day of such period, then the period of such extension will be 18-days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. If after any announcement described in clause (2) of the preceding sentence, we announce that we will not release earnings results during the 16-day period, the lock-up period shall expire the later of the expiration of the applicable period and the end of any extension of such period made pursuant to clause (1) of the preceding sentence. The underwriters may, in their sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to the lock-up.
Electronic Distribution
This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters, or by an affiliate. Other than this prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.
Over-Allotment and Price Stabilization
The underwriters have advised us that they will not over-allot or engage in any stabilization transactions in connection with this offering.
Other
The underwriters and/or their affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services it has received and, may in the future receive, customary fees.

NOTICE TO INVESTORS
Notice to Investors in the United Kingdom
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares and warrants which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares or warrants may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:
(a)
to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)
to any legal entity which has two or more of  (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)
by the underwriter to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d)
In any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares or warrants shall result in a requirement for the publication by the issuer or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares or warrants in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares and warrants to be offered so as to enable an investor to decide to purchase any shares or warrants, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
The underwriter has represented, warranted and agreed that:
(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any of the shares and warrants in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

(b)
it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares and warrants in, from or otherwise involving the United Kingdom.

European Economic Area
In particular, this document does not constitute an approved prospectus in accordance with European Commission’s Regulation on Prospectuses no. 809/2004 and no such prospectus is to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (being the Directive of the European Parliament and of the Council 2003/71/EC and including any relevant implementing measure in each Relevant Member State) (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of securities to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares and the warrants which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time:

•
to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity which has two or more of  (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than 43,000,000 euros; and (3) an annual net turnover of more than 50,000,000 euros, as shown in the last annual or consolidated accounts; or

•
in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any shares or warrants in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the shares or warrants, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. For these purposes the shares and warrants are “securities.”

LEGAL MATTERS
The validity of the issuance of the securities described in this prospectus has been passed upon for us by Pryor Cashman LLP, New York, NY. As of December 31, 2014, Pryor Cashman beneficially owned approximately 1.4% of our outstanding common stock. Goodwin Procter LLP, New York, New York, is acting as counsel for the underwriters in connection with this offering.
EXPERTS
The consolidated financial statements of Marina Biotech, Inc. as of December 31, 2013 and 2012, and for each of the years in the two-year period ended December 31, 2013, have been included herein in reliance upon the report of Wolf  & Company, P.C., independent registered public accounting firm, included herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement under the Securities Act of 1933 that registers the distribution of the securities offered under this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.
In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information and the registration statement at the SEC public reference room located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room.
In addition, any information we file with the SEC is also available on the SEC’s website at http://www.sec.gov. We also maintain a web site at www.marinabio.com, which provides additional information about our company and through which you can also access our SEC filings. The information set forth on our web site is not part of this prospectus.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Marina Biotech, Inc.:
We have audited the accompanying consolidated balance sheets of Marina Biotech, Inc. as of December 31, 2013 and December 31, 2012, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Marina Biotech, Inc. as of December 31, 2013 and December 31, 2012, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
/s/ Wolf  & Company, P.C.
Boston, Massachusetts
August 4, 2014

MARINA BIOTECH, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
	December 31, 2012	December 31, 2013
(In thousands, except share and per share data)
ASSETS
Current assets:
Cash	$216	$909
Restricted cash	380	—
Accounts receivable	7	5
Prepaid expenses and other current assets	129	128
Total current assets	732	1,042
Intangible assets	6,700	6,700
Other assets	21	—
Total assets	$7,453	$7,742
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,606	$1,614
Accrued payroll and employee benefits	755	1,505
Accrued interest	73	147
Other accrued liabilities	1,236	1,315
Accrued restructuring	392	12
Notes payable	1,440	1,615
Other debt	10	8
Deferred revenue	115	—
Total current liabilities	5,627	6,216
Fair value liability for price adjustable warrants	4,169	5,226
Fair value of stock to be issued to settle liabilities	901	1,019
Deferred tax liabilities	2,384	2,345
Total liabilities	13,081	14,806
Commitments and contingencies
Stockholders’ deficit:
Preferred stock, $.01 par value; 100,000 shares authorized: no shares issued and outstanding	—	—
Common stock and additional paid-in capital, $0.006 par value; 180,000,000 shares authorized, 16,937,661 shares issued and outstanding at December 31, 2012 and 2013	324,112	324,247
Accumulated deficit	(329,740)	(331,311)
Total stockholders’ deficit	(5,628)	(7,064)
Total liabilities and stockholders’ deficit	$7,453	$7,742

See accompanying notes to the consolidated financial statements.

MARINA BIOTECH, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
	Year Ended December 31,
	2012	2013
(In thousands, except share and per share data)
License and other revenue	$4,217	$2,115
Operating expenses:
Research and development	5,169	715
General and administrative	5,250	1,765
Restructuring	1,681	—
Total operating expenses	12,100	2,480
Loss from operations	(7,883)	(365)
Other income (expense):
Interest and other expense	(1,716)	(249)
Change in fair value liability for price adjustable warrants	1,746	151
Change in fair value of stock reserved for issuance to settle liabilities	(297)	31
Change in fair value of embedded features in notes payable and amendments to notes payable	708	829
Loss on debt extinguishment	(1,725)	(2,037)
Gain on equipment disposal	—	30
Gain on settled liabilities	137	—
Non-cash financing costs	(477)	—
Total other expense, net	(1,624)	(1,245)
Net loss before income tax	(9,507)	(1,610)
Income tax expense (benefit)	39	(39)
Net loss	$(9,546)	$(1,571)
Net loss per common share – basic and diluted	$(0.71)	$(0.09)
Shares used in computing net loss per share – basic and diluted	13,417,119	16,937,661

See accompanying notes to the consolidated financial statements.

MARINA BIOTECH, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
	Common Stock and Additional Paid-in Capital		Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount
(In thousands, except share and per share data)
Balance January 1, 2012	10,438,912	$320,232	$(320,194)	$38
Proceeds from the issuance of common shares and warrants, net	1,600,002	1,112	—	1,112
Cash out fractional shares after split	(104)	—	—	—
Shares issued in connection with license agreement	340,906	107	—	107
Proceeds from employee stock purchase plan purchases	3,908	7	—	7
Reclassification of fair value liability for price adjustable warrants exercised	403,252	488	—	488
Shares issued in connection with settlement of liabilities	3,795,785	1,176	—	1,176
Compensation related to stock options and employee stock purchase plan, net of forfeitures	—	801	—	801
Compensation related to restricted share issuances	355,000	189	—	189
Net loss	—	—	(9,546)	(9,546)
Balance December 31, 2012	16,937,661	324,112	(329,740)	(5,628)
Compensation related to stock options	—	135	—	135
Net loss	—	—	(1,571)	(1,571)
Balance December 31, 2013	16,937,661	$324,247	$(331,311)	$(7,064)

See accompanying notes to the consolidated financial statements.

MARINA BIOTECH, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year Ended December 31,
	2012	2013
(In thousands)
Operating activities:
Net loss	$(9,546)	$(1,571)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Compensation related to stock options, restricted stock and employee stock purchase plan	990	135
Deferred income tax expense (benefit)	39	(39)
Non-cash restructuring charges	983	—
Non-cash loss on debt extinguishment	1,725	2,037
Non-cash interest expense	1,497	249
Loss (gain) on disposition of property and equipment	1,443	(30)
Depreciation and amortization	555	—
Non-cash financing expense	477	—
Non-cash gain on settlement of liabilities	(137)	—
Changes in fair market value of liabilities
Price adjustable warrants	(1,746)	(151)
Stock reserved for issuance to settle liabilities	297	(31)
Debt features	(708)	(829)
Changes in assets and liabilities
Accounts receivable	(7)	2
Prepaid expenses and other assets	484	22
Accounts payable	490	8
Deferred rent	(1,243)	—
Deferred revenue	(733)	(115)
Accrued and other liabilities	357	978
Accrued restructuring	392	(380)
Net cash provided by (used in) operating activities	(4,391)	285
Investing activities:
Proceeds from the sale of fixed assets	431	30
Change in restricted cash	631	380
Net cash provided by investing activities	1,062	410
Financing activities:
Proceeds from sales of common shares and warrants, net	1,112	—
Proceeds from issuance of notes payable and warrants	1,500	—
Payments of notes payable	(60)	—
Insurance financing	10	(2)
Proceeds from exercise of warrants, subscription investment units, stock options and employee stock purchase plan purchases	7	—
Net cash provided by (used in) financing activities	2,569	(2)
Net increase (decrease) in cash	(760)	693
Cash and cash equivalents – beginning of year	976	216
Cash and cash equivalents – end of year	$216	$909
Non-cash financing activities:
Reclassification of fair value liability for price adjustable warrants exercised	$488	$—
Issuance of common stock to settle liabilities	$1,283	$—
Supplemental disclosure:
Cash paid for interest	$204	$1

See accompanying notes to the consolidated financial statements.

MARINA BIOTECH, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2012 and 2013
Note 1 — Business, Liquidity and Summary of Significant Accounting Policies
Business
Marina Biotech, Inc. (collectively “Marina”, “the company”, “us” or “we”), in conjunction with our wholly-owned and financially consolidated subsidiaries, Cequent Pharmaceuticals, Inc. (“Cequent”), MDRNA Research, Inc. (“MDRNA”), and Atossa Healthcare, Inc. (“Atossa”), is a biotechnology company focused on the discovery, development and commercialization of nucleic acid-based therapies to treat orphan diseases. Since 2010, we have strategically acquired/in-licensed and further developed nucleic acid chemistry and delivery-related technologies to form an integrated drug discovery platform. We distinguish ourselves from others in the nucleic acid therapeutics area through this unique platform that enables the development of a variety of therapeutics targeting coding and non-coding RNA via multiple mechanisms of action such as RNA interference RNAi, messenger RNA translational inhibition, exon skipping, miRNA replacement, miRNA inhibition, and steric blocking in order to modulate gene expression either up or down depending on the specific mechanism of action. Our goal is to dramatically improve the lives of the patients and families affected by orphan diseases through either our own efforts or those of our collaborators and licensees.
We plan to focus our efforts and resources on the discovery and development of our own pipeline of nucleic acid-based compounds in order to commercialize drug therapies to treat orphan diseases. Our lead effort is the clinical development of CEQ508 to treat FAP, a rare disease for which CEQ508 received FDA ODD in 2010. In the U.S., ODD entitles a company to seven years of marketing exclusivity for its drug upon regulatory approval. In addition, ODD permits a company to apply for: (1) grant funding from the U.S. government to defray costs of clinical trial expenses, (2) tax credits for clinical research expenses and (3) exemption from the FDA’s prescription drug application fee. Currently, there is no approved therapeutic for the treatment of FAP. In April 2012, we announced the completion of dosing for Cohort 2 in the Dose Escalation Phase of the START-FAP (Safety and Tolerability of An RNAi Therapeutic in Familial Adenomatous Polyposis) Phase 1b/2a clinical trial. In addition, we expect to advance pre-clinical programs in DM1 and DMD through to human proof-of-concept.
Further, we will seek to establish collaborations and strategic partnerships with pharmaceutical and biotechnology companies to generate revenue through up-front, milestone and royalty payments related to our technology and/or the products that are developed using such technology.
We believe we have successfully created an unique and unparalleled industry-leading nucleic acid-based drug discovery platform, which is protected by a strong IP position and validated through: (1) licensing agreements with Mirna and ProNAi and their respective clinical experience with our SMARTICLES-based liposomal delivery technology; (2) a licensing agreement with Novartis for the CRN technology; (3) a licensing agreement with Tekmira for the UNA technology; (4) licensing agreements with three large international companies (i.e., Roche, Novartis and Monsanto) for certain chemistry and delivery technologies; and (5) our own FAP Phase 1b/2a clinical trial with the tkRNAi platform.
Liquidity
The accompanying consolidated financial statements have been prepared on the basis that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. At December 31, 2013, we had an accumulated deficit of approximately $331.3 million. To the extent that sufficient funding is available, we will in the future continue to incur losses as we continue our research and development (“R&D”) activities. In addition, we have had and will continue to have negative cash flows from operations. We have funded our losses primarily through the sale of common and preferred stock and warrants, revenue provided from our license agreements with other parties, and, to a lesser extent, equipment financing facilities and secured loans. In 2013, we funded operations with a combination of issuances of debt, license-related revenues, and sales of reagents. At December 31, 2013, we had a working capital deficit of  $5.2 million and $0.91 million in cash. Our minimized operating expenses consumed the majority of our cash resources during 2013.
In February 24, 2014, certain debt holders exchanged secured promissory notes in the aggregate principal and interest amount of  $1.5 million for 2.0 million shares of our common stock. In addition, on March 7, 2014, we sold 1,200 shares of our Series C Convertible Preferred Stock and 6.0 million warrants to purchase one share of common stock for $0.75 per share, resulting in proceeds of  $6.0 million. We believe that our current cash resources, which include the proceeds of the March 2014 offering, will enable us to fund our intended operations through May 2015.
Summary of Significant Accounting Policies
Principles of Consolidation — We consolidate our financial statements with our wholly-owned subsidiaries, Cequent, MDRNA, and Atossa, and eliminate any inter-company balances and transactions.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Estimates having relatively higher significance include revenue recognition, R&D costs, stock-based compensation, valuation of warrants and subscription investment units, valuation and estimated lives of identifiable intangible assets, impairment of long-lived assets, valuation of features embedded within note agreements and amendments, estimated accrued restructuring charges and income taxes. Actual results could differ from those estimates.
Restricted Cash — Amounts pledged as collateral underlying letters of credit for lease deposits are classified as restricted cash. Changes in restricted cash have been presented as investing activities in the Consolidated Statements of Cash Flows.
Fair Value of Financial Instruments — We consider the fair value of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities not to be materially different from their carrying value. These financial instruments have short-term maturities. We follow authoritative guidance with respect to fair value reporting issued by the Financial Accounting Standards Board (“FASB”) for financial assets and liabilities, which defines fair value, provides guidance for measuring fair value and requires certain disclosures. The guidance does not apply to measurements related to share-based payments. The guidance discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:
Level 1:   Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:   Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3:   Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

Our cash and restricted cash are subject to fair value measurement and are valued determined by Level 1 inputs. We measure and report at fair value our accrued restructuring liability using discounted estimated cash flows. We measure the liability for committed stock issuances with a fixed share number using Level 1 inputs. We measure the liability for price adjustable warrants, subscription investment units, and certain features embedded in notes, using Black-Scholes, using Level 3 inputs. The following tables summarize our liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2013:
(In thousands)	Balance at December 31, 2012	Level 1 Quoted prices in active markets for identical assets	Level 2 Significant other observable inputs	Level 3 Significant unobservable inputs
Liabilities:
Fair value liability for price adjustable warrants	$4,169	$—	$—	$4,169
Fair value liability for shares to be issued	901	901	—	—
Total liabilities at fair value	$5,070	$901	$—	$4,169

	Balance at December 31, 2013	Level 1 Quoted prices in active markets for identical assets	Level 2 Significant other observable inputs	Level 3 Significant unobservable inputs
Liabilities:
Fair value liability for price adjustable warrants	$5,226	$—	$—	$5,226
Fair value liability for shares to be issued	1,019	1,019	—	—
Total liabilities at fair value	$6,245	$1,019	$—	$5,226

The following presents the activity in our accrued restructuring liability determined by Level 3 inputs for each of the years ended December 31, 2012 and 2013 (excludes stock to be issued, not carried in this liability account):
	Facility Related Charges
(In thousands)	2012	2013
Balance, January 1	$—	$392
Accruals	860	—
Payments in cash and other decreases	(468)	(380)
Balance, December 31	$392	$12

The following presents activity of the fair value liability of price adjustable warrants determined by Level 3 inputs for the years ended December 31, 2012 and 2013:
	Fair value liability for price adjustable warrants (in thousands)	Weighted average as of each measurement date
		Exercise Price	Stock Price	Volatility	Contractual life (in years)	Risk free rate
Balance at January 1, 2012	$3,481	$0.76	$0.89	124%	5.4	0.90%
Fair value of warrants issued in Notes and Warrants Purchase Agreement	1,647	0.51	0.49	128%	5.5	0.81%
Fair value of warrants issued in amendment 1	255	0.56	0.57	128%	5.5	0.82%
Fair value of warrants issued in amendment 2	270	0.64	0.69	129%	5.5	0.81%
Fair value of warrants issued in amendment 3	386	0.28	0.34	136%	5.5	0.67%
Fair value of warrants issued in amendment 4	364	0.28	0.38	139%	5.5	0.85%
Change in fair value included in consolidated statement of operations	(1,746)	—	—	—	—	—
Fair value of exercised warrants	(488)	0.28	0.65	141%	4.7	0.58%
Balance at December 31, 2012	4,169	0.28	0.46	146%	4.64	0.66%
Fair value of warrants issued in amendment 5	342	0.28	0.37	142%	5.5	1.09%
Fair value of warrants issued in amendment 6	866	0.28	0.24	140%	5.5	1.67%
Change in fair value included in consolidated statement of operations	(151)	—	—	—	—	—
Balance at December 31, 2013	$5,226	$0.28	$0.40	124%	4.08	1.30%

The following presents activity of the fair value liability of price adjustable subscription investment units determined by Level 3 inputs for the years ended December 31, 2012 and 2013:
	Fair value liability for price adjustable subscription investment units (in thousands)	Weighted average as of each measurement date
		Exercise Price	Stock Price	Volatility	Contractual life (in years)	Risk free rate
Balance at January 1, 2012	$4	$0.89	$0.89	115	0.2	—
Expiration of unexercised units	(4)	—	—	—	—	—
Balance at December 31, 2012	$—	$—	$—	—	—	—
Balance at December 31, 2013	$—	$—	$—	—	—	—

Property and Equipment — Long-lived assets include property and equipment. These assets are recorded at our original cost and were increased by the cost of any significant improvements after purchase. Property and equipment assets were depreciated using the straight-line method over the estimated useful life of the individual assets, ranging from three to five years. Leasehold improvements were stated at cost and amortized using the straight-line method over the lesser of the estimated useful life or remaining lease term. Depreciation began when the asset is ready for its intended use. For tax purposes, accelerated depreciation methods are used as allowed by tax laws.
Impairment of Long Lived Assets — We review all of our long-lived assets for impairment indicators throughout the year and perform detailed testing whenever impairment indicators are present. In addition, we perform detailed impairment testing for indefinite-lived intangible assets at least annually at December 31. When necessary, we record charges for impairments. Specifically:
•
For finite-lived intangible assets, such as developed technology rights, and for other long-lived assets, such as property and equipment, we compare the undiscounted amount of the projected cash flows associated with the asset, or asset group, to the carrying amount. If the carrying amount is found to be greater, we record an impairment loss for the excess of book value over fair value. In addition, in all cases of an impairment review, we re-evaluate the remaining useful lives of the assets and modify them, as appropriate.

•
For indefinite-lived intangible assets, such as IPR&D assets, each year and whenever impairment indicators are present, we determine the fair value of the asset and record an impairment loss for the excess of book value over fair value, if any.

Accrued Restructuring — In both 2011 and 2012, we ceased operating leased facilities in Bothell, Washington and recorded an accrued liability for remaining lease termination costs at fair value, based on the remaining payments due under the lease and other costs, reduced by estimated sublease rental income that could be reasonably obtained from the property, and discounted using a credit-adjusted risk-free interest rate. We based our estimated future payments, net of estimated future sublease payments, on current rental rates available in the local real estate market, and our evaluation of the ability to sublease the facility.
Concentration of Credit Risk and Significant Customers — We operate in an industry that is highly regulated, competitive and rapidly changing and involves numerous risks and uncertainties. Significant technological and/or regulatory changes, the emergence of competitive products and other factors could negatively impact our consolidated financial position or results of operations.
We have been dependent on our collaborative and license agreements with a limited number of third parties for a substantial portion of our revenue, and our discovery and development activities may be delayed or reduced if we do not maintain successful collaborative arrangements. We had revenue from collaborators, as a percentage of total revenue, as follows:
	Year Ended December 31,
	2012	2013
Mirna Therapeutics	7%	53%
Tekmira	7%	9%
Arcturus	—	38%
Monsanto	37%	—
Novartis	25%	—
Debiopharm S.A.	14%	—
ProNAI	7%	—
Others	3%	—
Total	100%	100%

Revenue Recognition — Revenue is recognized when persuasive evidence that an arrangement exists, delivery has occurred, collectability is reasonably assured, and fees are fixed or determinable. Deferred revenue expected to be recognized within the next 12 months is classified as current. Substantially all of our revenues are generated from R&D collaborations and licensing arrangements that may involve multiple deliverables. For multiple-deliverable arrangements, judgment is required to evaluate, (a) whether an arrangement involving multiple deliverables contains more than one unit of accounting, and (b) how the arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Our R&D arrangements may include upfront non-refundable payments, development milestone payments, R&D funding, patent-based or product sale royalties, and commercial sales. In addition, we may receive revenues from licensing arrangements. For each separate unit of accounting, we have determined that the delivered item has value to the other party on a stand-alone basis, we have objective and reliable evidence of fair value using available internal evidence for the undelivered item(s) and our arrangements generally do not contain a general right of return relative to the delivered item.

Revenue from R&D arrangements is recorded when earned based on the specific terms of the contracts. Upfront non-refundable payments, where we are not providing any continuing services as in the case of a license to our IP, are recognized when the license becomes available to the other party. Upfront nonrefundable payments, where we are providing continuing services related to an R&D effort, are deferred and recognized as revenue over the period the arrangement is in effect. The ability to estimate the total R&D effort and costs can vary significantly for each contract due to the inherent complexities and uncertainties of pharmaceutical R&D. The estimated period of time over which we recognize certain revenues is based upon structured detailed project plans completed by our project managers, who meet regularly with scientists and counterparts from the other party and schedule the key project activities and resources including headcount, facilities and equipment and budgets. These periods generally end on projected milestone dates typically associated with the stages of drug development, e.g. filing of an Investigational New Drug Application (“IND”), initiation of a Phase 1 human clinical trial or filing of a New Drug Application (“NDA”). We typically do not disclose the specific project planning details of an R&D arrangement for competitive reasons and due to confidentiality clauses in our contracts. As drug candidates and drug compounds move through the R&D process, it is necessary to revise these estimates to consider changes to the project plan, portions of which may be outside of our control. The impact on revenue of changes in our estimates and the timing thereof is recognized prospectively over the remaining estimated R&D period.
Milestone payments typically represent nonrefundable payments to be received in conjunction with the uncertain achievement of a specific event identified in the contract, such as initiation or completion of specified development activities or specific regulatory actions such as the filing of an IND. We believe a milestone payment represents the culmination of a distinct earnings process when it is not associated with ongoing research, development or other performance on our part and it is substantive in nature. We recognize such milestone payments as revenue when it becomes due and collection is reasonably assured.
Revenue from R&D funding is generally received for services performed under R&D arrangements and is recognized as services are performed. Payments received in excess of amounts earned are recorded as deferred revenue. Reimbursements received for direct out-of-pocket expenses related to contract R&D costs are recorded as revenue in the consolidated statements of operations rather than as a reduction in expenses.
Royalty and earn-out payment revenues are generally recognized upon commercial product sales by the licensee as reported by the licensee.
R&D Costs — All R&D costs are charged to operations as incurred. R&D expenses consist of costs incurred for internal and external R&D and include direct and research-related overhead expenses. We recognize clinical trial expenses, which are included in R&D expenses, based on a variety of factors, including actual and estimated labor hours, clinical site initiation activities, patient enrollment rates, estimates of external costs and other activity-based factors. We believe that this method best approximates the efforts expended on a clinical trial with the expenses recorded. We adjust our rate of clinical expense recognition if actual results differ from our estimates. As clinical trial activities continue, it is necessary to revise these estimates to consider changes such as changes in the clinical development plan, regulatory requirements, or various other factors, many of which may be outside of our control. The impact of changes in our estimates of clinical trial expenses and the timing thereof, is recognized prospectively over the remaining estimated clinical trial period. The ability to estimate total clinical trial costs can vary significantly due to the inherent complexities and uncertainties of drug development.
Stock-based Compensation — We use Black-Scholes as our method of valuation for stock-based awards. Stock-based compensation expense is based on the value of the portion of the stock-based award that will vest during the period, adjusted for expected forfeitures. The estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual or updated results differ from our current estimates, such amounts will be recorded in the period the estimates are revised. Black-Scholes requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results. Our determination of the fair value of stock-based awards on the date of grant using an option pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected life of the award and expected stock price volatility over the term of the award. Stock-based compensation expense is recognized on a straight-line basis over the applicable vesting periods based on the fair value of such stock-based awards on the grant date. Forfeiture rates are estimated based on historical rates and compensation expense is adjusted for general forfeiture rates in each period.
Non-employee option grants are recorded as expense over the vesting period of the underlying stock options. At the end of each financial reporting period prior to vesting, the value of these stock options, as calculated using Black-Scholes, is re-measured using the fair value of our common stock and the stock-based compensation recognized during the period is adjusted accordingly.
Stock compensation expense for restricted stock awards is recognized on a straight-line basis over the applicable vesting periods based on the fair value of the restricted stock on the grant date.
Net Loss per Common Share — Basic and diluted net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share excludes the effect of common stock equivalents (stock options, unvested restricted stock, warrants and subscription investment units, convertible debt related shares) since such inclusion in the computation would be anti-dilutive. The following shares have been excluded:
	Year Ended December 31,
	2012	2013
Stock options outstanding	284,829	284,829
Warrants	11,916,801	17,017,601
Shares issuable on optional debt conversion	10,284,323	—
Total	22,485,953	17,302,430

Operating leases — Through October 2012, we occupied our facilities under operating leases. Our lease agreements variously contained tenant improvement allowances, rent holidays, lease premiums, and lease escalation clauses. For purposes of amortization, terms start from the date of initial possession, which is generally when we occupy the facility and begin to make improvements in preparation for intended use. For tenant improvement allowances and rent holidays, we record a deferred rent liability and amortize the deferred rent over the terms as reductions to rent expense. For scheduled rent escalation clauses over the course of the lease term or for rental payments commencing at a date other than the date of initial right to occupy, we record rental expense on a straight-line basis over the lease term.
Notes Payable — Notes payable are recorded under liabilities, classified into short and long term, depending on the principal due in the subsequent twelve months. Interest is either accrued or paid according to the terms of the notes. Costs associated with the issuance of debt, such as legal fees, are recorded as prepaid expenses and are amortized on a straight-line basis over the period to maturity of the debt.
Note amendments and changes must be analyzed for correct accounting application based on our financial condition and the changes in the debt instrument features and terms. For each amendment, a series of analyses is performed to determine whether the debt was a troubled debt restructuring (“TDR”), as defined by conditions of default, our financial state and ability to repay loan, and whether the lender made a concession. A creditor is deemed to have granted a concession if the debtor’s effective borrowing rate on the restructured debt is less than the effective borrowing rate of the old debt immediately before the restructuring. If an amendment is determined to be a TDR, the Company compares the carrying value of the debt at the time of the restructuring to the total future cash payments of the new terms and a new effective interest rate is determined and the fair value of equity instruments issued is immediately charged to expense. If an amendment is not a TDR, then the Company performs a further analysis to determine if the amended terms are “substantially different” from the existing debt facility. The debt is considered extinguished if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument is initially recorded at fair value, and that amount is used to determine the debt extinguishment gain or loss recognized and the effective rate of the new instrument. If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is determined based on the carrying amount of the original debt instrument resulting from the modification, and the revised cash flows. If the exchange or modification is to be accounted for in the same manner as a debt extinguishment and the new debt instrument is initially recorded at fair value, then the fees paid including the fair value of warrants issued are included in the debt extinguishment gain or loss. If the exchange or modification is not to be accounted for in the same manner as a debt extinguishment, then the fees paid including the fair value of warrants issued are amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the interest method.
Income Taxes — Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or pledged. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Tax benefits in excess of stock-based compensation expense recorded for financial reporting purposes relating to stock-based awards will be credited to additional paid-in capital in the period the related tax deductions are realized. Our policy for recording interest and penalties associated with audits is to record such items as a component of loss before taxes.
We assess the likelihood that our deferred tax assets will be recovered from existing deferred tax liabilities or future taxable income. Factors we considered in making such an assessment include, but are not limited to, estimated utilization limitations of operating loss and tax credit carry-forwards, expected reversals of deferred tax liabilities, past performance, including our history of operating results, our recent history of generating tax losses, our history of recovering net operating loss carry-forwards for tax purposes and our expectation of future taxable income. We recognize a valuation allowance to reduce such deferred tax assets to amounts that are more likely than not to be ultimately realized. To the extent that we establish a valuation allowance or change this allowance, we would recognize a tax provision or benefit in the consolidated statements of operations. We use our judgment to determine estimates associated with the calculation of our provision or benefit for income taxes, and in our evaluation of the need for a valuation allowance recorded against our net deferred tax assets.
Note 2 — Intangible assets
In July 2010, we acquired Cequent, a company engaged in development of novel products to deliver RNAi-based therapeutics. A substantial portion of the assets acquired were allocated to identifiable intangible assets related to IPR&D projects identified by management. Our management estimated acquisition-date fair values of these intangible assets based on a number of factors. Utilizing the income approach, a discounted cash flow model using forecasted operating results related to the identified intangible assets, fair value was determined to be $19.3 million for FAP and $3.4 million for tkRNAi, for a total of  $22.7 million. We recorded a loss on impairment of these intangible assets of  $16.0 million in 2011.
We tested the carrying value of our intangible assets for impairment as of December 31, 2012 and 2013, utilizing the income approach. At December 31, 2012, we estimated the fair value of FAP to be $40.3 million and tkRNAi to be $6.6 million, for a total of  $46.9 million. We estimated the fair value of these intangible assets using a discount rate of 22%. We probability adjusted our estimation of the expected future cash flows associated with each project and then determined the present value of the expected future cash flows using the discount rate. The projected cash flows from the projects were based on key assumptions, including those outlined above. As no impairment was indicated, no loss was recorded in 2012. The values are significantly higher in 2012 primarily due to substantial de-risking of the project associated with entering clinical trials with a compound, changed economic conditions impacting the cost of capital for comparable companies, and changes in the competitive landscape that will allow a higher probability of receiving higher reimbursements. While the valuation showed a large increase, the generally accepted accounting principles allow for reduction of the carrying value of an indefinite lived asset if impaired, but does not allow a subsequent recognition of an impairment, to increase the carrying value of these assets. Using a similar analysis with a 22% discount rate, at December 31, 2013, we estimated the fair value of FAP to be $49.2 million and tkRNAi to be $7.9 million, for a total of  $57.1 million. No impairment adjustment was indicated in 2013.
Deferred Taxes — The Cequent acquisition was treated as a tax-free merger. Acquired deferred tax assets were comprised of  $7.0 million for federal and state net operating loss carry-forwards and $1.1 million for tax credit carry-forwards. The tax basis for acquired intangible assets of  $22.7 million is nil, which results in a deferred tax liability of  $8.0 million as there will be no tax deduction when the book basis is expensed and the deferred tax liability is reduced. As a result, at December 31, 2012 and 2013, the Company has a deferred tax liability of  $2.4 million related to these intangible assets. No material change was recorded in 2012 or 2013. Due to uncertainty as to the timing of the reversal, the Company determined that the deferred tax liability did not support realization of any deferred tax assets (see Note 9).
Note 3 — Property and Equipment
Through a series of asset sales in 2012, the Company received $0.43 million for the equipment sold. As a result of these sales, we disposed of substantially all property and equipment in 2012.
Note 4 — Restructuring Charges
In March 2012, we closed our Cambridge operations. Employees were terminated and severance and related charges were recorded as a restructuring charge of  $0.01 million. The facility lease was terminated by subletting the space in an agreement that effectively transferred to the sublease tenant all remaining payments and obligations due. The transfer of this lease and the return of the security deposit, resulted in a credit of  $0.05 million to the facility related restructuring charge.
In September 2012, we executed a lease termination agreement effective March, 2013 for our Bothell, Washington facility. Under the agreement, the remaining 2012 rent of  $0.5 million and remaining 2013 rent of  $0.4 million would be paid, mostly by a draw on the letter of credit. Additionally, we agreed to issue 1.5 million shares of our common stock on certain future financing events valued as a charge to restructuring of  $0.45 million. The stock was issued on the closing of our March 2014 financing, resulting in a 2014 charge of  $1.1 million. The lease termination resulted in the elimination of  $1.1 million of deferred rent offset by restructuring future rent charges of  $0.85 million and a stock liability of  $0.45 million. Net facility related restructuring charges, including the Cambridge facility in 2012 was $0.15 million.
During 2012, we disposed of substantially all of our remaining equipment, resulting in a restructuring charge of  $1.5 million.
The components of restructuring expense are summarized as follows:
	Year ended December 31,
(In thousands)	2012	2013
Property and equipment disposal	$1,523	$—
Facility related charges	146	—
Employee severance and termination benefits (including stock-based compensation charges)	12	—
Total restructuring	$1,681	$—

Note 5 — Notes Payable
Original Issuance — In February 2012, we issued $1.5 million of notes payable at 15% interest to two investors. The notes were secured by the assets of the Company. The original maturity date was mid-May 2012 and the notes were callable on condition of default. Price Adjustable Warrants to purchase 3.69 million shares at $0.508 were issued and were exercisable through August 2017.
Amendment One — In early May 2012, we amended the maturity date of the notes to the end of May 2012 in exchange for a mandatory prepayment of  $0.2 million additional Price Adjustable Warrants to purchase 0.49 million shares at $0.508 before August 2017. This amendment was determined to be a troubled debt restructuring.
Amendment Two — In late May 2012, we amended the maturity date of the notes to the end of mid-June 2012 in exchange for additional Price Adjustable Warrants to purchase 0.425 million shares at $0.508 before August 2017. The terms of the amended notes were determined to be substantially different from the prior note terms and the amendment therefore was recorded as an extinguishment.

Amendment Three — In August 2012, we amended the notes to a) extend the maturity date to December 2012; b) provide note-holders optional conversion rights at the price adjusted conversion price; c) provide price protection in the event of certain mergers or acquisitions at an effective purchase price of less than $0.38. We issued warrants to purchase up to 1.25 million shares of the company before February 2018. These warrants and all prior warrants were price adjusted to a $0.28 exercise price. The terms of the amended notes were determined to be substantially different from the prior note terms and the amendment therefore was recorded as an extinguishment.
Amendment Four — In October 2012, we amended the notes to release us from mandatorily using proceeds from the sale of property and equipment to pay accrued interest, then principal on the notes. In exchange for this release, we issued additional Price Adjustable Warrants to purchase 1.04 million shares at $0.28 before April 2018. The terms of the amended notes were determined to be substantially different from the prior note terms and the amendment therefore was recorded as an extinguishment.
Amendment Five — In February 2013, we amended the notes to extend the maturity date to April 30, 2013. In exchange for the extension, we issued additional Price Adjustable Warrants to purchase 1.0 million shares at $0.28 before August 2018. The terms of the amended notes were determined to be substantially different from the prior note terms and the amendment therefore was recorded as an extinguishment.
Amendment Six — In August 2013, we amended the notes to extend the maturity date to March 2014. Additionally, the terms of the notes were changed to a claim on a portion of the cash receipts from license payments and any financing, with any remaining principal and accrued interest to convert in any financing to the securities underlying the financing and with a conversion price equal to the effective price paid by other participating investors. In exchange for the amendment, we issued additional Price Adjustable Warrants to purchase 4.0 million shares at $0.28 before February 2019. The terms of the amended notes were determined to be substantially different from the prior note terms and the amendment therefore was recorded as an extinguishment.
In the year ended December 31, 2012, the Company recorded interest expense related to the notes and warrant value amortization on non-extinguished debt of  $1.69 million, a loss on debt extinguishments of $1.73 million and a gain on the change in the fair value of embedded debt features of  $0.7 million. In the year ended December 31, 2013, the Company recorded interest expense related to the notes of  $0.25 million, a loss on debt extinguishments of  $2.0 million and a gain on the change in the fair value of embedded debt features of  $0.8 million.
In February 2014, the note holders exchanged the notes in the aggregate principal and interest amount of approximately $1.5 million for approximately 2.0 million shares of our common stock.
Note 6 — Stockholders’ Equity
Preferred Stock — Our board of directors has the authority, without action by the stockholders, to designate and issue up to 100,000 shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of our common stock. We have designated 1,000 shares as Series B Preferred Stock (“Series B Preferred”) and 90,000 shares as Series A Junior Participating Preferred Stock (“Series A Preferred”). No shares of Series B Preferred or Series A Preferred are outstanding. In March 2014, we designated and issued 1,200 shares of Series C Preferred Stock (“Series C Preferred”) for $6.0 million.
Series B Preferred Stock Purchase Agreement — In December 2011, we entered into a securities purchase agreement, pursuant to and subject to the conditions of which, we had the right, in our sole discretion, over a term of two years, to demand that the buyer purchase up to a total of  $5.0 million of Series B Preferred. In April 2012, we terminated the purchase agreement with no shares purchased or issued. In conjunction with the agreement, we issued a warrant to purchase up to 1.31 million shares of our common stock at an exercise price of  $1.34 per share. The unvested and unexercised warrant expired in April 2012 upon termination of the agreement.
Stockholder Rights Plan — In 2000, our board of directors adopted a stockholder rights plan and declared a dividend of one preferred stock purchase right for each outstanding share of common stock to shareholders of record in March 2000 and for any common stock issued thereafter. The preferred share purchase rights expired in March 2013.

Common Stock — Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of our common stock. Subject to the rights of the holders of any class of our capital stock having any preference or priority over our common stock, the holders of our common stock are entitled to receive dividends that are declared by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in our net assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. Our common stock has no preemptive rights, conversion rights, redemption rights or sinking fund provisions, and there are no dividends in arrears or default. All shares of our common stock have equal distribution, liquidation and voting rights, and have no preferences or exchange rights. Our common stock currently trades on the OTC Pink tier of the OTC Markets.
In March 2012, we terminated a purchase agreement dated October 2011 under which we issued a total of 1.5 million shares resulting in proceeds of  $1.8 million prior to December 31, 2011. No additional shares were issued under this agreement in 2012.
In March 2012, we received net proceeds of approximately $1.1 million from the issuance of 1.60 million shares of our common stock and warrants to purchase 0.8 million shares of our common stock, at an exercise price of  $0.75 per share.
During March, 2012, 3,908 shares of common stock were purchased by employees under the Company’s Employee Stock Purchase Plan (“ESPP”).
In May and December 2012 we issued an aggregate of 0.40 million shares for a cashless exercise of 0.81 million Price Adjustable Warrants with exercise price of  $0.28 per share. The fair value of the Price Adjustable Warrants on the date of conversion of  $.49 million was reclassified to additional paid-in capital.
During 2012 we executed compromise and release agreements with certain vendors to whom we owed $1.6 million. We reserved 3.9 million shares of our common stock to settle $1.2 million of the amounts outstanding. At December 2012, we had issued 3.8 million common shares, while 0.1 million shares to a vendor remained to be issued with a fair value of  $0.04 million.
In September 2012, as part of the lease termination agreement we agreed to issue 1.5 million shares of our common stock to the landlord. At December 31, 2012, the shares to be issued had a fair value of  $.65 million. The shares were issued in March 2014 at a value of  $1.1 million.
As part of the Novosom agreement we are obligated to pay Novosom 30% of any payments received by us for sub-licensed lipid-delivery technology. The consideration is payable in a combination of cash (no more than 50% of total due) and common stock (between 50% and 100% of total due), at our discretion. For such consideration, we issued a total of 0.34 million shares with a fair value of  $.11 million in January and September 2012, and committed an additional 0.51 million shares for future issuance. In December 2013, the Company committed another 0.5 million shares for future issuance to Novosom. All remaining shares due Novosom, for current sub-licenses, were issued in March 2014.
In December 2012, 0.36 million shares of immediately vested restricted common stock were issued to our remaining non-officer employees resulting in a compensation charge of  $0.2 million.
In the year ending 2013, we issued no additional common stock.
Subsequent to December 31, 2013, we issued 2.692 million shares of common stock to employees and board members in settlement of amounts due under certain employment agreements and accrued board fees.
Warrants — In February 2012, we received net proceeds of approximately $1.5 million from the issuance of 15% secured promissory notes (the “Notes”) and Price Adjustable Warrants to purchase up to 3.7 million shares of our common stock. Through a series of note amendments in 2012, we issued additional Price Adjustable Warrants to purchase 3.2 million shares of our common stock. At December 31, 2012, all of these Price Adjustable Warrants had been adjusted to an exercise price of  $0.28 per share and were potentially subject to further downward exercise price adjustments, including as a result of subsequent financings. These Price Adjustable warrants expire between August 2017 and April 2018. Through additional note amendments in 2013, we issued additional Price Adjustable Warrants to purchase 5.0 million shares of our common stock at an exercise price of  $0.28 and with an expiring in 2018 and 2019.

In March 2012, in conjunction with a common stock financing, we entered into an agreement pursuant to which we issued warrants to purchase up to 0.80 million shares of our common stock. The warrants have a fixed exercise price of  $0.75 per share and are exercisable through March 2017.
In April 2012, we terminated an agreement for the placement of a financing under which we issued warrants to purchase 1.3 million shares of our common stock to the placement agent. The warrants were cancelled unexercised on termination of the placement agreement.
In January 2014, we issued warrants to purchase up to 0.10 million shares of our common stock to a consultant who is our interim chief financial officer. These warrants vest over two years, have a fixed strike price of  $0.48 and expire in January 2024. The fair value of the grant is immaterial.
Subsequent to December 31, 2013, we issued approximately 1.2 million shares upon net share exercise of warrants.
The following summarizes warrant activity during the years ended December 31, 2012 and 2013.
	Warrant Shares	Weighted Average Exercise Price
Outstanding, January 1, 2012	6,261,978	3.82
Issued	7,770,793	0.29
Exercised or cancelled	(2,115,970)	0.28
Outstanding, December 31, 2012	11,916,801	1.71
Issued	5,100,800	0.28
Outstanding, December 31, 2013	17,017,601	1.29
Expiring in 2014	95,631
Expiring in 2015	285,345
Expiring in 2016	—
Expiring thereafter	16,636,625

Subscription investment units — In November 2010, we issued subscription investment units to purchase 0.24 million shares of common stock at a per share exercise price of the lesser of  $22.10 and 90% of the quotient of  (x) the sum of the three lowest volume-weighted average price (“VWAP”) of the common stock for any three trading days during the ten (10) consecutive trading day period ending and including the trading day immediately prior to the applicable exercise date, divided by (y) three. All of the subscription investment units expired in March 2012.
Note 7 — Stock Incentive Plans
At December 31, 2013, options to purchase up to 0.28 million shares of our common stock were outstanding, and 0.61 million shares were reserved for future awards under our stock incentive plans.
Our stock incentive plans include the 2002 Stock Option Plan, 2004 Stock Incentive Plan and 2008 Stock Incentive Plan. In addition, there are outstanding grants under our 2000 Nonqualified Stock Option Plan, which expired in 2010, and the 2006 Cequent Stock Incentive Plan under which 58,083 stock options outstanding at the time of the Cequent acquisition were converted to options to purchase shares of our common stock. Under our stock compensation plans, we are authorized to grant options to purchase shares of common stock to our employees, officers and directors and other persons who provide services to us. The options to be granted are designated as either incentive stock options or non-qualified stock options by our board of directors, which also has discretion as to the person to be granted options, the number of shares subject to the options and the terms of the option agreements. Only employees, including officers and part-time employees, may be granted incentive stock options. Under our 2004 and 2008 plans, we are authorized to grant awards of stock options, restricted stock, stock appreciation rights and performance shares. At December 31, 2013, no stock appreciation rights or performance shares have been granted. Options granted under the plans generally have terms of ten years from the date of grant and vest over three years.

Stock-based Compensation.   Certain option and share awards provide for accelerated vesting if there is a change in control as defined in the applicable plan and certain employment agreements. The following table summarizes stock-based compensation expense:
	Year Ended December 31,
(In thousands)	2012	2013
Research and development	$385	$53
General and administrative	416	82
Total	$801	$135

Stock Options — Stock option activity was as follows:
	Year Ended December 31,
	2012		2013
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding on January 1	578,257	$26.22	284,829	$39.46
Forfeited/Expired	(293,428)	7.53	—	—
Outstanding on December 31	284,829	$39.46	284,829	$39.46
Exercisable as of December 31	194,058	$56.62	246,559	$45.28

The following table summarizes additional information on our stock options outstanding at December 31, 2013:
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.00 − $2.20	154,288	7.66	$2.02	116,018	$2.02
$11.60 − $50.00	39,406	5.41	37.61	39,406	37.61
$50.00 − $90.80	56,463	4.83	70.24	56,463	70.24
$127.60 − $207.60	33,666	4.45	148.20	33,666	148.20
$420.00 − $588.80	1,006	1.80	485.37	1,006	467.05
Totals	284,829	6.39	$39.39	246,559	$45.19
Weighted-Average Exercisable Remaining Contractual Life (Years)					6.19

We use Black-Scholes to determine the fair value of our stock-based awards. The determination of the fair value of stock-based awards on the date of grant using an option-pricing model is affected by our stock price as well as by assumptions regarding a number of complex and subjective variables. As we meet the criteria outlined for “plain-vanilla” options by the SEC, we use the mid-point between the vesting date and the expiration date as the expected term. We meet the criteria of having had significant past structural changes such that our historical exercise data is not reasonably extrapolated to an expected term. We estimate volatility of our common stock by using our stock price history to forecast stock price volatility. The risk-free interest rates used in the valuation model were based on U.S. Treasury issues with terms similar to the expected term on the options. We do not anticipate paying any dividends in the foreseeable future. No options were granted in 2012 or 2013.
At December 31, 2013, we had $0.06 million of total unrecognized compensation expense related to unvested stock options. We expect to recognize this cost over a weighted average period of 0.9 years.
At December 31, 2013, the intrinsic value of options outstanding or exercisable was zero as there were no options outstanding with an exercise price less than the per share closing market price of our common stock at that date. No options were exercised in either 2012 or 2013. The total grant date fair value of options that vested during 2012 and 2013 was $0.5 million and $.15 million, respectively.
Restricted Stock Awards — We have issued shares of restricted stock to certain employees and Board. We granted 0.36 million fully vested restricted common stock shares in 2012. No restricted common stock shares were issued in 2013. Stock-based compensation expense recorded in 2012 related to these awards was $0.19 million.
Employee Stock Purchase Plan — At December 31, 2013, no shares of common stock have been reserved for issuance under our 2007 ESPP, of which 18,141 shares had been issued prior to plan termination in mid-year 2012.
Note 8 — Employee Benefit Plan
We maintained a 401(k) plan for employees meeting eligibility requirements under which employees may contribute up to 100% of their eligible compensation, subject to IRS limitations. Our employer matching contributions to the plan were discretionary as determined by our board of directors. There were no employer contributions in 2012. In June 2012, we terminated our 401(k) plan.
Note 9 — Income Taxes
We have identified our federal and our state tax returns in New York and Massachusetts as “major” tax jurisdictions. The periods our income tax returns are subject to examination for federal, New York and Massachusetts jurisdictions are 2010, 1997 and 2005, respectively. We believe our income tax filing positions and deductions will be sustained on audit, and we do not anticipate any adjustments that would result in a material change to our financial position. Therefore, no liabilities for uncertain income tax positions have been recorded.
At December 31, 2013, we had available net operating loss carry-forwards for federal and state income tax reporting purposes of  $307.9 million and $6.7 million, respectively, and had available tax credit carry-forwards of  $10.8 million, which are available to offset future taxable income. Portions of these carry-forwards will expire through 2033 if not otherwise utilized. Our ability to use such net operating losses and tax credit carry-forwards is subject to annual limitations due to change of control provisions under Sections 382 and 383 of the Internal Revenue Code, and such limitation could be significant.
Our net deferred tax assets, liabilities and valuation allowance as of December 31, 2012 and 2013 are as follows:
	Year Ended December 31,
(In thousands)	2012	2013
Deferred tax assets:
Net operating loss carry-forwards	$107,978	$108,110
Tax credit carry-forwards	10,680	10,783
Depreciation & amortization	3,728	3,605
Other	254	78
Total deferred tax assets	122,640	122,576
Valuation allowance	(122,640)	(122,576)
Net deferred tax assets	—	—
Deferred tax liabilities:
Intangible assets	(2,384)	(2,345)
Net deferred tax liabilities	$(2,384)	$(2,345)

We continue to record a valuation allowance in the full amount of deferred tax assets not otherwise offset by deferred tax liabilities we expect to reverse since realization of such tax benefits has not been determined by our management to be more likely than not. The valuation allowance decreased $3.7 million and $0.06 million during 2012 and 2013, respectively. The difference between the expected benefit computed using the statutory tax rate and the recorded credit of  $0.039 in 2013 is due to changes in the valuation allowance.

Income Tax Expense.   In 2012 and 2013, there was a deferred income tax expense and benefit, respectively, of  $0.04 million, due to changes in effective state tax rates.
Note 10 — Intellectual Property and Collaborative Agreements
Arcturus — In August 2013, we and Arcturus entered into a patent assignment and license agreement pursuant to which Arcturus was granted an assignment of select RNA related patents and certain transferable agreements, including agreements with Roche, dated February 2009, and the Tekmira agreement. We received an irrevocable, royalty-free, worldwide, non-exclusive sublicense to use the transferred technologies in the development and commercialization of our products. As compensation under this agreement, we received a one-time payment of  $0.8 million.
Tekmira — In November 2012, we and Tekmira entered into a license agreement pursuant to which Tekmira was granted a worldwide, non-exclusive and selectively sub-licensable license to develop and commercialize products using our UNA technology. We received a $0.3 million upfront payment and an additional $0.2 million received in April 2013. This agreement was transferred to Arcturus as part of the patent assignment and license agreement in August 2013.
Novartis — In August 2012, we and Novartis entered into a worldwide, non-exclusive license agreement for our CRN technology for the development of both single and double-stranded oligonucleotide therapeutics. We received a $1.0 million upfront payment for the license.
Avecia — In May 2012, we and Avecia entered into an agreement pursuant to which Avecia was granted exclusive rights to develop, supply and commercialize certain oligonucleotide constructs using our CRN chemistry. We will receive royalties in the single digit percentages from the sale of CRN-based oligonucleotide reagents. We will also receive cGMP material for our development and commercialization needs.
Monsanto — In May 2012, we entered into a worldwide exclusive license agreement with Monsanto for rights to our delivery and chemistry technologies. The agreement granted to Monsanto a security interest in that portion of our intellectual property that is the subject of the agreement. Under the terms of the agreement, we received a $1.5 million initiation fee and may receive royalties on product sales in the low single digit percentages. Monsanto may terminate the agreement at any time in whole or as to any rights granted thereunder by giving us three month prior written notice. In August 2012, we amended the agreement whereby Monsanto paid us $0.05 million to perform designated R&D and manufacturing services.
ProNAi — In March 2012, we entered into an exclusive agreement with ProNAi regarding the development and commercialization of ProNAi’s proprietary DNAi-based therapeutics utilizing our SMARTICLES delivery technology. The agreement provides that ProNAi will have full responsibility for the development and commercialization of any products arising under the agreement. Under terms of the agreement, we could receive up to $14.0 million for each gene target in upfront, clinical and commercialization milestone payments, as well as royalties on product sales in the single digit percentages. Either party may terminate the agreement upon the occurrence of a default by the other party, or upon certain events involving insolvency of either party. ProNAi may terminate the agreement upon ninety day written notice. In October 2012, we and ProNAi agreed to a $0.2 million reduction of a fee in exchange for accelerated payment, which was recorded as a decrease in revenue and accounts receivable.
Mirna — In December 2011, we entered into agreement with Mirna relating to the development and commercialization of miRNA-based therapeutics utilizing Mirna’s proprietary miRNAs and our SMARTICLES delivery technology. The agreement provides that Mirna will have full responsibility for the development and commercialization of any products arising under the agreement and that we will support pre-clinical and process development efforts. Under terms of the agreement, we could receive up to $63.0 million in upfront, clinical and commercialization milestone payments, as well as royalties on product sales in the low single digit percentages. Either party may terminate the agreement upon the occurrence of a default by the other party. Mirna has the right to terminate the agreement upon 60 days prior written notice.

In November 2012, the Phase 1 clinical development milestone owed to us was amended from $0.25 million to $0.15 million in exchange for acceleration of payment terms. In May 2012, Mirna initiated their Phase 1 clinical trial.
In December 2013, the agreement was amended to add the right for Mirna to select additional compounds for development. Mirna identified three selected compounds for an upfront payment of  $1.0 million. Future additional selections can be identified for an upfront payment of  $0.5 million per selection. All other per compound payments remain unchanged, except that no royalties will be owed on sales of the original licensed compound.
Debiopharm S.A. — In February 2011, we entered into a research and license agreement with Debiopharm pursuant to which we granted to Debiopharm an exclusive license to develop and commercialize our pre-clinical program in bladder cancer. Debiopharm terminated the agreement for commercial and operational reasons in October 2012. We realized $0.6 million of revenue, initially deferred, on contract termination.
Valeant Pharmaceuticals — In March 2010, we acquired intellectual property related to CRN technology from Valeant for a licensing fee recorded as R&D expense. Subject to meeting certain milestones, we may be obligated to make a development milestone payments of  $5.0 million and $2.0 million within 180 days of FDA approval of a New Drug Application for our first and second CRN related product, respectively. As of December 31, 2013, we had not satisfied any conditions triggering milestone payments. Valeant is entitled to receive low single-digit percentage based earn-out payments on commercial sales and revenue from sublicensing. In 2012, we recorded a $0.13 million liability related to sub-license revenue earn-out payments. The agreement requires us to use commercially reasonable efforts to develop and commercialize at least one covered product and if we have not made earn-out payments of at least $5.0 million prior to March 2016, we are required to pay Valeant an annual amount equal to $0.05 million per assigned patent which shall be creditable against other payment obligations. The term of our financial obligations under the agreement shall end, on a country-by-country basis, when there no longer exists any valid claim in such country. We may terminate the agreement upon 30 days written notice, or upon 10 days written notice in the event of adverse results from clinical studies. Upon termination, we are obligated to pay all accrued amounts due, but shall have no future payment obligations.
Novosom — In July 2010, we entered into an agreement pursuant to which we acquired the intellectual property for Novosom’s SMARTICLES-based liposomal delivery system. We issued to Novosom 0.14 million shares of our common stock with a value of  $3.8 million as consideration for the acquired assets, which was recorded as an R&D expense. As additional consideration, we will pay an amount equal to 30% of the value of each upfront (or combined) payment received by us in respect of the license or disposition of SMARTICLES technology or related product, up to a maximum of  $3.3 million, which will be paid in a combination of cash and/or shares of our common stock, at our discretion. In December 2011, we recognized $0.1 million as R&D expense for additional consideration paid to Novosom for an upfront payment receipt. During 2012, we reserved 0.51 million shares of common stock for future issuance with no cash component as additional consideration as a result of the license agreements that we entered into with Mirna and Monsanto. During 2013, as a result of the payment received from Mirna for additional compounds, we opted to record a $0.15 million cash payable and reserve an additional 0.45 million shares for future issuance. All balances due Novosom, both cash and stock, were paid or issued in March 2014.
Roche — In February 2009, we entered into an agreement with Roche, pursuant to which we granted Roche a worldwide, irrevocable, non-exclusive license to a portion of our technology platform, for the development of RNAi-based therapeutics for a licensing fee of  $5.0 million. In October 2011, Roche successfully divested its RNAi assets, including our licensed technology, and paid us $1.0 million for our agreement to the assignment and delegation of Roche’s non-exclusive license rights. This payment was recognized as revenue in 2011.
University of Helsinki — In June 2008, we entered into a collaboration agreement with Dr. Pirjo Laakkonen and the Biomedicum Helsinki. The agreement terminated in June 2012. After termination, we may still be obligated to make development milestone payments of up to €0.275 million for each product developed. At December 31, 2013, none of the milestone triggers had been met. In addition, upon the first commercial sale of a product, we are required to pay an advance of  €0.25 million credit against future royalties. We will owe in low single digit percentage royalty payments on product sales.

Ribotask — In October 2008, Ribotask granted us an exclusive, sub-licensable license allowing us to develop and commercialize therapeutics using UNA technology in exchange for $0.5 million. In August 2013, this agreement was transferred to Arcturus as part of the patent assignment and license agreement.
Note 11 — Commitments and Contingencies
Standby Letter of Credit/Leases — In connection with the lease termination of our Bothell, Washington facility, the landlord drew $0.31 million and $0.38 million from the letter of credit in 2012 and 2013, respectively before the credit facility was closed in March 2013. At March 1, 2013, the Company had exited all facility leases and the only remaining commitment was to issue 1.5 million common shares to the landlord.
Rent expense was $1.1 million in 2012. In addition, $0.38 million in rent obligation was added to the restructuring liability in 2012, which represented the remaining 2013 rent expenses due prior to effective termination of the lease.
Contingencies — We are subject to various legal proceedings and claims that arise in the ordinary course of business. Our management currently believes that resolution of such legal matters will not have a material adverse impact on our consolidated financial position, results of operations or cash flows.
Note 12 — Subsequent Events
All material subsequent events have been included within footnotes 1, 4, 5, 6 and 10 of the Consolidated Financial Statements.

MARINA BIOTECH, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except share data)	December 31, 2013	September 30, 2014
ASSETS
Current assets:
Cash	$909	$3,203
Accounts receivable	5	—
Prepaid expenses and other current assets	128	55
Total current assets	1,042	3,258
Intangible assets	6,700	6,700
Total assets	$7,742	$9,958
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,614	$1,238
Accrued payroll and employee benefits	1,505	165
Accrued interest and other accrued liabilities	1,462	877
Accrued restructuring	12	—
Notes payable and other debt	1,623	—
Total current liabilities	6,216	2,280
Fair value liability for price adjustable warrants	5,226	15,495
Fair value of stock to be issued to settle liabilities	1,019	25
Deferred tax liabilities	2,345	2,345
Total liabilities	14,806	20,145
Commitments and contingencies
Stockholders’ deficit:
Series C convertible preferred stock, $.01 par value; none and 1,200 shares authorized, issued and outstanding at December 31, 2013 and September 30, 2014, respectively (preference in liquidation of $6,000,000)	—	—
Common stock, $0.006 par value; 180,000,000 shares authorized, 16,937,661 and 25,748,521 shares issued and outstanding at December 31, 2013 and September 30, 2014, respectively	102	155
Additional paid-in capital	324,145	333,249
Accumulated deficit	(331,311)	(343,591)
Total stockholders’ deficit	(7,064)	(10,187)
Total liabilities and stockholders’ deficit	$7,742	$9,958

See accompanying notes to the unaudited condensed consolidated financial statements.

MARINA BIOTECH, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except per share data)	2013	2014	2013	2014
License and other revenue	$800	$—	$1,115	$—
Operating expenses:
Research and development	103	173	318	268
General and administrative	573	1,434	1,185	2,573
Total operating expenses	676	1,607	1,503	2,841
Income (loss) from operations	124	(1,607)	(388)	(2,841)
Other income (expense):
Change in fair value liability for price adjustable warrants	(149)	(5,487)	1,832	(6,256)
Change in fair value of stock reserved for issuance to settle liabilities	(22)	(48)	313	(2,503)
Interest and other expense	(64)	—	(186)	(1,007)
Change in fair value of embedded features in notes and amendments to notes	242	—	829	—
Gain on sale of equipment	—	—	30	—
Gain (loss) on foreign exchange	—	(1)	—	1
Gain (loss) on debt extinguishment	(1,107)	1	(2,037)	5
Gain on settlement of liabilities	—	19	—	321
Total other income (expense), net	(1,100)	(5,516)	781	(9,439)
Net income (loss)	(976)	(7,123)	393	(12,280)
Deemed dividend related to beneficial conversion feature in Series C convertible preferred shares	—	—	—	(6,000)
Net income (loss) applicable to common stockholders	$(976)	$(7,123)	$393	$(18,280)
Net income (loss) per common share
Basic	$(0.06)	$(0.28)	$0.02	$(0.75)
Diluted	$(0.06)	$(0.28)	$0.02	$(0.75)
Shares used in computing net income (loss) per share
Basic	16,938	25,668	16,938	24,248
Diluted	16,938	25,668	17,228	24,248

See accompanying notes to the unaudited condensed consolidated financial statements.

MARINA BIOTECH, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
	Nine Months Ended September 30,
(In thousands)	2013	2014
Operating activities:
Net income (loss)	$393	$(12,280)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Non-cash (gain)/loss on debt extinguishment	2,037	(5)
Non-cash interest expense	186	1,007
Non-cash gain on settlement of liabilities	—	(321)
Compensation related to stock options, restricted stock and employee stock purchase plan	93	260
Gain on disposition of property and equipment	(30)	—
Gain on foreign exchange transactions	—	(1)
Changes in fair market value of liabilities
Stock reserved for issuance to settle liabilities	(313)	2,503
Debt Features	(829)	—
Price adjustable warrants	(1,832)	6,256
Changes in assets and liabilities
Accounts receivable	2	5
Prepaid expenses and other current assets	128	73
Accounts payable	(102)	(361)
Deferred revenue	(115)	—
Accrued interest and other accrued liabilities	587	(501)
Accrued restructuring	(380)	(12)
Net cash used in operating activities	(175)	(3,377)
Investing activities:
Change in restricted cash	380	—
Proceeds from the sale of property and equipment	30	—
Net cash provided by investing activities	410	—
Financing activities:
Proceeds from sales of Series C preferred shares and warrants, net	—	5,929
Cash payments of notes payable	—	(250)
Insurance financing	(10)	(8)
Net cash provided (used) by financing activities	(10)	5,671
Net increase (decrease) in cash	225	2,294
Cash and cash equivalents – Beginning of period	216	909
Cash and cash equivalents – End of period	$441	$3,203
Non-cash financing activities:
Cash paid for interest	$—	$83
Reclassification of fair value liability for price adjustable warrants exercised	$—	$1,916
Issuance of common stock to settle liabilities	$—	$3,517
Debt conversion to common shares	$—	$1,479
Deemed dividend to Series C convertible preferred stockholders	$—	$6,000

See accompanying notes to the unaudited condensed consolidated financial statements.

MARINA BIOTECH, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2014 (Unaudited)
Note 1 — Business, Liquidity and Summary of Significant Accounting Policies
Business
Marina Biotech, Inc. (collectively “Marina”, “the company”, “us” or “we”), in conjunction with our wholly-owned and financially consolidated subsidiaries, Cequent Pharmaceuticals, Inc. (“Cequent”), MDRNA Research, Inc. (“MDRNA”), and Atossa Healthcare, Inc. (“Atossa”), is a biotechnology company focused on the discovery, development and commercialization of nucleic acid-based therapies to treat orphan diseases. Since 2010, we have strategically acquired/in-licensed and further developed nucleic acid chemistry and delivery-related technologies to form an integrated drug discovery platform. We distinguish ourselves from other companies in the nucleic acid therapeutics area through this unique platform that enables the development of a variety of therapeutics targeting coding and non-coding RNA via multiple mechanisms of action such as RNA interference (“RNAi”), messenger RNA (“mRNA”) translational inhibition, exon skipping, miRNA (“miRNA”) replacement, miRNA inhibition, and steric blocking in order to modulate gene expression either up or down depending on the specific mechanism of action. Our goal is to dramatically improve the lives of the patients and families affected by orphan diseases through either our own efforts or those of our collaborators and licensees.
We are focusing our efforts and resources on the discovery and development of our own pipeline of nucleic acid-based compounds in order to commercialize drug therapies to treat orphan diseases. In addition, we will seek to establish collaborations and strategic partnerships with pharmaceutical and biotechnology companies to generate revenue through up-front, milestone and royalty payments related to our technology and/or the products that are developed using such technology.
Liquidity
The accompanying condensed consolidated financial statements have been prepared on the basis that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. At September 30, 2014, we had an accumulated deficit of  $344 million. To the extent that sufficient funding is available, we will continue to incur losses as we continue our research and development (“R&D”) activities. In addition, we have had and will continue to have negative cash flows from operations. We have funded our losses primarily through the sale of common and preferred stock and warrants, revenue provided from our license agreements with other parties, and, to a lesser extent, equipment financing facilities and secured loans. At September 30, 2014, we had a working capital surplus of  $1.0 million, which included $3.2 million in cash.
On February 24, 2014, certain debt holders exchanged secured promissory notes in the aggregate principal and interest amount of  $1.5 million for 2.0 million shares of our common stock. In addition, on March 7, 2014, we entered into a Securities Purchase Agreement with certain investors pursuant to which we sold 1,200 shares of our Series C Convertible Preferred Stock (“Series C Preferred”), and warrants to purchase up to 6.0 million shares of our common stock at an exercise price of  $0.75 per share, for an aggregate purchase price of  $6.0 million. Each share of Series C Stock has a stated value of  $5,000 per share and is convertible into shares of common stock at a conversion price of  $0.75 per dollar of stated value. The Series C Stock is initially convertible into an aggregate of 8.0 million shares of our common stock, subject to certain limitations and adjustments.
We believe that our current cash resources, which include the proceeds of the March 2014 offering of Series C Stock, will enable us to fund our intended operations through May 2015.
Basis of Preparation and Summary of Significant Accounting Policies
Basis of Preparation — The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and in accordance with the instructions to Form 10-Q and

Article 10 of Regulation S-X. Accordingly, they do not include all of the information and note disclosures required by U.S. generally accepted accounting principles for complete financial statements. The accompanying unaudited financial information should be read in conjunction with the audited consolidated financial statements, including the notes thereto, as of and for the year ended December 31, 2013, included in our 2013 Annual Report on Form 10-K filed with the SEC. The information furnished in this report reflects all adjustments (consisting of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of our financial position, results of operations and cash flows for each period presented. The results of operations for the three and nine months ended September 30, 2014 are not necessarily indicative of the results for the year ending December 31, 2014 or for any future period.
Use of Estimates — Our accounting principles require our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Estimates having relatively higher significance include revenue recognition, stock-based compensation, valuation of warrants, valuation and estimated lives of identifiable intangible assets, impairment of long-lived assets, valuation of features embedded within note agreements and amendments, and income taxes. Actual results could differ from those estimates.
Fair Value of Financial Instruments — We consider the fair value of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities to not be materially different from their carrying value. These financial instruments have short-term maturities.
We follow authoritative guidance with respect to fair value reporting issued by the Financial Accounting Standards Board (“FASB”) for financial assets and liabilities, which defines fair value, provides guidance for measuring fair value and requires certain disclosures. The guidance does not apply to measurements related to share-based payments. The guidance discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:
Level 1:   Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:   Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3:   Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.
Our cash and restricted cash are subject to fair value measurement and are valued determined by Level 1 inputs. We measure and report at fair value our accrued restructuring liability using discounted estimated cash flows. We measure the liability for committed stock issuances with a fixed share number using Level 1 inputs. We measure the liability for price adjustable warrants and certain features embedded in notes using the Black-Scholes-Merton valuation model, using Level 3 inputs.

The following tables summarize our liabilities measured at fair value on a recurring basis as of December 31, 2013 and September 30, 2014:
	Balance at December 31, 2013	Level 1 Quoted prices in active markets for identical assets	Level 2 Significant other observable inputs	Level 3 Significant unobservable inputs
Liabilities:
Fair value liability for price adjustable warrants	$5,226	$—	$—	$5,226
Fair value liability for shares to be issued	1,019	1,019	—	—
Total liabilities at fair value	$6,245	$1,019	$—	$5,226

	Balance at September 30, 2014	Level 1 Quoted prices in active markets for identical assets	Level 2 Significant other observable inputs	Level 3 Significant unobservable inputs
Liabilities:
Fair value liability for price adjustable warrants	$15,495	$—	$—	$15,495
Fair value liability for shares to be issued	25	25	—	—
Total liabilities at fair value	$15,520	$25	$—	$15,495

The following presents activity of the fair value liability of price adjustable warrants determined by Level 3 inputs for the nine-month period from December 31, 2013 to September 30, 2014:
	Fair value liability for price adjustable warrants (in thousands)	Weighted average as of each measurement date
		Exercise Price	Stock Price	Volatility	Contractual life (in years)	Risk free rate
Balance at December 31, 2013	$5,226	$0.28	$0.40	124%	4.08	1.30%
Cashless exercise of warrants	(1,916)	0.28	1.15	134	3.21	0.79
Warrant issuance in connection with Series C	5,929	0.75	1.50	121	2.08	0.64
Change in fair value included in statement of operations	6,256	—	—	—	—	—
Balance at September 30, 2014	$15,495	$0.38	$0.65	125%	3.09	0.90%

Net Income (Loss) per Common Share — Basic net income (loss) per share of common stock has been computed by dividing net income (loss) by the weighted average number of shares outstanding during the period. Diluted net income per share of common stock has been computed by dividing net income by the weighted average number of shares outstanding plus the diluting effect, if any, of outstanding stock options, warrants and convertible securities. Diluted net loss per share of common stock has been computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during such period. In a net loss period, options, warrants and convertible securities are anti-dilutive and therefore excluded from diluted loss per share calculations. The following have been excluded as they are anti-dilutive:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2013	2014
Stock options outstanding	284,829	1,303,504	284,829	1,303,504
Warrants	16,914,301	21,210,695	16,624,301	21,210,695
Convertible preferred stock	—	8,000,000	—	8,000,000
Total	17,199,130	30,514,199	16,909,130	30,514,199

The following is a reconciliation of diluted weighted average shares outstanding:
	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2013	2014	2013	2014
Weighted average common shares outstanding	16,938	25,668	16,938	24,248
Assumed conversion of net common shares issuable under warrants	—	—	290	—
Weighted average common and common equivalent shares outstanding, diluted	16,938	25,668	17,228	24,248

Recently Issued Accounting Standards — In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers”, which provides guidance for revenue recognition. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosures. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016. We are currently in the process of evaluating the impact of adoption of this ASU on the financial statements.
In April 2014, the FASB issued ASU No. 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” which changes the criteria for determining which disposals can be presented as discontinued operations and modifies the related disclosure requirements. Under the new guidance, a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results and is disposed of or classified as held for sale. The standard also introduces several new disclosures. The guidance applies prospectively to new disposals and new classifications of disposal groups as held for sale after the effective date. ASU 2014-08 is effective for annual and interim periods beginning after December 15, 2014, with early adoption permitted. We are currently in the process of evaluating the impact of adoption of this ASU on the financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements — Going Concern (Subtopic 205-40); Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” which applies should a company be facing probable liquidation within one year of the issuance of the financial statements, but is not actually in liquidation at the time of issuance. The applicable accounting basis for presentation remains as a going concern, but if liquidation within one year is probable, then certain disclosures must be included in the financial statement presentation. ASU 2014-15 is effective for annual and interim periods beginning after December 15, 2016, with early adoption permitted. ASU 2014-15 is not currently applicable as management has plans in place that alleviate any substantial doubt as to our ability to continue as a going concern.
Note 2 — Notes Payable
In February 2014, the holders of the secured promissory notes that we originally issued in February 2012, exchanged notes in the aggregate principal and interest amount of approximately $1.5 million for approximately 2.0 million shares of our common stock. The excess of the fair value of the common stock issued over the carrying value of the notes and accrued interest of  $0.97 million was recorded as non-cash interest expense.
During the three months ended March 2013, we recorded interest and other expenses related to the notes of  $0.06 million, with interest on the notes being $0.03 million and extinguishment accounting charges being $0.03 million. During the three months ended March 31, 2014 and prior to debt conversion to equity in March 2014, we recorded interest charges of  $1.0 million, including $0.97 million related to the exchange of the notes and accrued interest for common stock, with the remainder being interest on the notes prior to exchange. There was no material interest expense in the three months ended September 30, 2014.
Note 3 — Stockholders’ Equity
Preferred Stock — Our board of directors has the authority, without action by the stockholders, to designate and issue up to 100,000 shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of our common stock. We have designated 1,000 shares as Series B Preferred Stock (“Series B Preferred”) and 90,000 shares as Series A Junior Participating Preferred Stock (“Series A Preferred”). No shares of Series B Preferred or Series A Preferred are outstanding. In March 2014, we designated 1,200 shares of Series C Convertible Preferred Stock (“Series C Stock”).
In March 2014, we entered into a Securities Purchase Agreement with certain investors pursuant to which we sold 1,200 shares of Series C Stock, and price adjustable warrants to purchase up to 6.0 million shares of our common stock at an exercise price of  $0.75 per share, for an aggregate purchase price of  $6.0 million. Each share of Series C Stock has a stated value of  $5,000 per share and is convertible into shares of common stock at a conversion price of  $0.75 per dollar of stated value. The Series C Stock is initially convertible into an aggregate of 8.0 million shares of our common stock, subject to certain limitations and adjustments, has no stated dividend rate, is not redeemable and has voting rights on an as-converted basis.
To account for the issuance of the Series C Stock and warrants, we first assessed the terms of the warrants and determined that, due to certain anti-dilution provisions, they should be recorded as derivative liabilities. We determined the fair value of the warrants on the issuance date and recorded a liability of  $6.5 million. Since the fair value of the warrants exceed the total proceeds received of  $6.0 million, we recorded a loss of  $0.5 million upon issuance which is included in the change in fair value of price adjustable warrants in the statement of operations. The discount of  $6.0 million on the Series C Stock resulting from the allocation of the entire proceeds to the warrant was accreted as a dividend on the Series C Stock through the earliest conversion date, which was immediately. The Series C Stock dividend of  $6.0 million was recorded as both a debit and a credit to additional paid-in capital and as a deemed dividend on the Series C Stock in determining net loss applicable to common stock holders in the statement of operations. We incurred $0.07 million of stock issuance costs in conjunction with the Series C Stock which were netted against the proceeds.

Common Stock — Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of our common stock. Subject to the rights of the holders of any class of our capital stock having any preference or priority over our common stock, the holders of our common stock are entitled to receive dividends that are declared by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in our net assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. Our common stock has no preemptive rights, conversion rights, redemption rights or sinking fund provisions, and there are no dividends in arrears or default. All shares of our common stock have equal distribution, liquidation and voting rights, and have no preferences or exchange rights. Our common stock currently trades on the OTCQB tier of the OTC Markets.
During the three months ended March 2014, we issued 0.1 million shares with a fair value of  $0.01 million to a vendor under the terms of a 2012 compromise and release agreement.
In September 2012, as part of the lease termination agreement, we agreed to issue 1.5 million shares of our common stock to a landlord. The shares were issued in March 2014 at a value of  $1.9 million.
As part of the asset purchase agreement that we entered into with Novosom in July 2010, we are obligated to pay Novosom 30% of any payments received by us for sub-licensed SMARTICLES® technology. The consideration is payable in a combination of cash (no more than 50% of total due) and common stock (between 50% and 100% of total due), at our discretion. For such consideration, we issued 0.96 million common shares with a fair value of  $1.5 million in March 2014.
In January 2014, we issued 2.7 million shares of common stock with fair value of  $1.0 million to employees and board members in settlement of amounts due under certain employment agreements and accrued board fees.
In January 2014, we issued 0.08 million shares of common stock with a fair value of  $0.03 million to directors and 0.1 million shares of common stock with a fair value of  $0.03 million to scientific advisory board members for their services provided during the three months ended March 31, 2014.
In January 2014, we issued 0.03 million shares of common stock with a fair value of  $0.01 million to two consultants as compensation for services provided during the three months ended March 31, 2014.
In April 2014, we issued 0.03 million shares of common stock with fair value of  $0.03 million to a consultant and scientific advisory board members in settlement of amounts due under certain employment and consulting agreements and accrued board fees.
In May 2014, we entered into a development consulting contract that required the issuance of  $5,000 per month of common shares priced at the volume weighted average price during each month of service. At September 30, 2014, we are obligated to issue 0.03 million shares with a fair value of  $0.03 million to the consultant.
In September 2014, we issued 0.05 million shares of common stock with fair value of  $0.06 million to a vendor to settle an outstanding payable under the terms of a 2012 compromise and release agreement.
Warrants — In January 2014, we issued warrants to purchase up to 0.10 million shares of our common stock to a consultant who is our interim chief financial officer. These warrants vest over two years, have a fixed strike price of  $0.48, expire in January 2024. At September 30, 2014, the unvested warrants have a fair value of  $0.06 million.
In March 2014, in conjunction with the issuance of Series C Stock (see above), we issued price adjustable warrants to purchase up to 6.0 million shares of our common stock at an exercise price of  $0.75 per share, for an aggregate purchase price of  $6.0 million.
During the three months ended March 31, 2014, we issued approximately 1.2 million shares upon net share exercise of warrants.
In April 2014, we issued warrants to purchase up to 0.075 million shares of our common stock to a vendor. These warrants have a fixed strike price of  $0.89, expire in January 2024 and have an immaterial fair value.

In August 2014, we issued 0.07 million shares upon net share exercise of warrants.
The following table summarizes warrant activity during the nine months ended September 30, 2014:
	Warrant Shares	Weighted Average Exercise Price
Outstanding, December 31, 2013	17,017,601	$1.29
Cashless exercises	(1,881,906)	0.37
Issuance to vendor and investors	6,075,000	0.75
Outstanding, September 30, 2014	21,210,695	$1.21
Expiring in 2014	64,382
Expiring in 2015	285,345
Expiring in 2016	6,000,000
Expiring thereafter	14,860,968

Note 4 — Stock Incentive Plans
At September 30, 2014, options to purchase up to 1.3 million shares of our common stock were outstanding.
In September, 2014 shareholders approve the 2014 Long-Term Incentive Plan, which allows for the granting of up to 5.0 million shares under awards issued under the plan. At September 30, 2014 there remained 4.0 million shares available for future awards and grants under the 2014 plan.
At September 30, 2014 the company had an aggregate of 11,913 shares remaining for grant from previous plans.
Stock-based Compensation.   Certain option and share awards provide for accelerated vesting if there is a change in control as defined in the applicable plan and certain employment agreements. The following table summarizes stock-based compensation expense:
	Three months ended September 30,		Nine months ended September 30,
(In thousands)	2013	2014	2013	2014
Research and development	$19	$15	$42	$34
General and administrative	17	131	51	152
Total	$36	$146	$93	$186

Stock Options — Stock option activity was as follows:
	Options Outstanding
	2014
	Shares	Weighted Average Exercise Price
Outstanding on January 1	284,829	$39.46
Grants	1,019,000	$1.07
Forfeitures	(325)	$426.83
Outstanding on September 30	1,303,504	$9.35
Exercisable as of September 30	408,504	$27.50

The following table summarizes additional information on our stock options outstanding at September 30, 2014:
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.01 – $1.07	1,019,000	8.75	$1.07	124,000	$1.07
$2.00 – $2.20	154,288	6.92	2.02	154,288	2.02
$11.60 – $50.00	11,175	5.76	22.44	11,175	22.44
$50.01 – $90.80	84,694	4.14	61.40	84,694	61.40
$127.60 – $167.60	28,166	3.71	136.60	28,166	136.60
$207.60 – $588.80	6,181	3.52	241.28	6,181	241.28
Totals	1,303,504	8.07	$9.35	408,504	$27.50
Exercisable	408,504	5.44

In September 2014, options to purchase 0.771 million shares at $1.07 were granted to J. Michael French under his revised employment agreement. The options have a ten year term. At the one year anniversary of the grant, 0.257 million options vest, with the remaining 0.514 million options vesting monthly over the subsequent 24 months.
In September 2014, options to purchase 0.043 million shares at $1.07 were granted to each of the four non-employee members of our board of directors as an initial award for board membership. The options have a five year term and 0.086 million options vested immediately upon grant with the remaining 0.086 million options vesting in September 2015.
In September 2014, options to purchase 0.019 million shares at $1.07 were granted to each of the four non-employee members of our board of directors as stock based compensation for the period July 1, 2014 to December 31, 2014. The options have a five year term and 0.038 million options vested immediately upon grant with the remaining 0.038 million options vesting on December 31, 2014.
At September 30, 2014, we had $0.93 million of total unrecognized compensation expense related to unvested stock options. We expect to recognize this cost over a weighted average period of 2.7 years.
At September 30, 2014, the intrinsic value of options outstanding or exercisable was zero as there were no options outstanding with an exercise price less than the per share closing market price of our common stock at that date. No options were exercised during the periods ended September 30, 2013 and 2014.
Note 5 — Intellectual Property and Collaborative Agreements
Tekmira — In November 2012, we and Tekmira entered into a license agreement pursuant to which Tekmira was granted a worldwide, non-exclusive and selectively sub-licensable license to develop and commercialize products using our UNA technology. We received a $0.3 million upfront payment and an additional $0.2 million received in April 2013. This agreement was transferred to Arcturus as part of the patent assignment and license agreement in August 2013.
Novosom — In July 2010, we entered into an agreement pursuant to which we acquired the intellectual property for Novosom’s SMARTICLES-based liposomal delivery system. During 2013, as a result of the payment received from Mirna for additional compounds, we opted to record a $0.15 million cash payable and reserve an additional 0.45 million shares for future issuance. All balances due Novosom, both cash and stock, were paid or issued in March 2014.

Note 6 — Commitments and Contingencies
Standby Letter of Credit/Leases — In connection with the lease of our Bothell, Washington facility, we provided the landlord a $1.2 million stand-by letter of credit. The landlord drew $0.38 million in rent charges from the letter of credit in January and February 2013, before the credit facility was terminated in March 2013. At March 1, 2013, we had exited all facility leases, and the only remaining commitment was to issue 1.5 million common shares to the landlord which were issued in the three months ended March 31, 2014.
Contingencies — We are subject to various legal proceedings and claims that arise in the ordinary course of business. Our management currently believes that resolution of such legal matters will not have a material adverse impact on our consolidated financial position, results of operations or cash flows.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses, other than underwriting discounts and placement agent fees, payable by the registrant in connection with the sale of the shares of common stock being registered. All amounts are estimates except the fees payable to the SEC.
SEC registration fee	$5,810
Legal fees and expenses	$90,000
Accounting fees and expenses	$20,000
Miscellaneous fees and expenses	$15,000
Total	$130,810

Item 14.   Indemnification of Directors and Officers.
Our Certificate of Incorporation currently provides that our board of directors has the authority to utilize, to the fullest extent possible, the indemnification provisions of Sections 102(b)(7) and 145 of the Delaware General Corporation Law (the “DGCL”), and our directors and officers are provided with the broadest available indemnification coverage. Such indemnification for our directors and officers is mandatory. Our Certificate of Incorporation also expressly provides that the advancement of expenses is mandatory and not subject to the discretion of our board of directors, except that any of our directors or officers who request advancement must undertake to repay the advanced amounts if it is determined that such person is not entitled to be indemnified by us. Further, our Certificate of Incorporation contains provisions to eliminate the liability of our directors to us or our stockholders to the fullest extent permitted by Section 102(b)(7) of the DGCL, as amended from time to time.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Our Certificate of Incorporation provides for such limitation of liability.
Under Section 145 of the DGCL, a corporation may indemnify any individual made a party or threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was an officer, director, employee or agent of the corporation or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding: (1) if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; or (2) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any individual made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the individual is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and expense advancement is not exclusive of any other rights which may be granted by our restated certificate of incorporation or restated bylaws, a vote of stockholders or disinterested directors, agreement or otherwise.
We maintain a policy of directors and officer’s liability insurance covering certain liabilities incurred by our directors and officers in connection with the performance of their duties.
Insofar as indemnification for liabilities arising under the Securities Act is permitted for our directors, officers or controlling persons, pursuant to the above mentioned statutes or otherwise, we understand that the SEC is of the opinion that such indemnification may contravene federal public policy, as expressed in the Securities Act, and therefore, is unenforceable. Accordingly, in the event that a claim for such indemnification is asserted by any of our directors, officers or controlling persons, and the SEC is still of the same opinion, we (except insofar as such claim seeks reimbursement from us of expenses paid or incurred by a director, officer of controlling person in successful defense of any action, suit or proceeding) will, unless the matter has theretofore been adjudicated by precedent deemed by our counsel to be controlling, submit to a court of appropriate jurisdiction the question whether or not indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
At present, there is no pending litigation or proceeding involving any of our directors, officers or employees as to which indemnification is sought, nor are we aware of any threatened litigation or proceeding that may result in claims for indemnification.
Item 15.   Recent Sales of Unregistered Securities.
General
During the last three years, the registrant has not issued unregistered securities to any person, except as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, except as specified below, or any public offering, and, unless otherwise indicated below, the registrant believes that each transaction was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(a)(2) thereof and/or Rule 506 of Regulation D promulgated thereunder. All recipients had adequate access, though their relationships with the registrant, to information about the registrant.
In December 2014, the registrant issued warrants to purchase up to 0.17 million shares of its common stock to six consultants as consideration for services rendered.
In September 2014, the registrant issued 0.05 million shares to a vendor to settle an outstanding vendor payable.
During August, 2014, the registrant issued 0.07 million shares upon net share exercise of warrants.
In April 2014, the registrant issued 0.03 million shares of common stock to a consultant and scientific advisory board members in settlement of amounts due under certain employment agreements and accrued board fees.
In April 2014, the registrant issued warrants to purchase up to 0.08 million shares of its common stock to a vendor as consideration for services rendered.
As part of the asset purchase agreement that the registrant entered into with Novosom in July 2010, the registrant is obligated to pay Novosom 30% of any payments received by the registrant for sub-licensed SMARTICLES® technology. The consideration is payable in a combination of cash (no more than 50% of total due) and common stock (between 50% and 100% of total due), at the discretion of the registrant. For such consideration, the registrant issued approximately 1.0 million shares of common stock in March 2014.
During the three months ended March 31, 2014, the registrant issued approximately 1.2 million shares upon net share exercise of warrants.

In March 2014, the issued 1,200 shares of Series C Convertible Preferred Stock and warrants to purchase up to 6.0 million shares of our common stock at an exercise price of  $0.75 per share, for an aggregate purchase price of  $6.0 million.
On February 24, 2014, the registrant issued to the holders of the secured promissory notes that that registrant originally issued pursuant to that certain Note and Warrant Purchase Agreement, dated as of February 10, 2012, among the registrant, certain of its wholly-owned subsidiaries, and the purchasers identified on the signature pages thereto, an aggregate of 2.0 million shares of the registrant’s common stock in exchange for the notes.
In January 2014, the registrant issued approximately 2.7 million shares of common stock to employees and board members in settlement of amounts due under certain employment agreements and accrued board fees.
In January 2014, the registrant issued approximately 0.08 million shares of common stock to directors and approximately 0.1 million shares of common stock to scientific advisory board members for their services provided during the three months ended March 31, 2014.
In January 2014, the registrant issued approximately 0.03 million shares of common stock to two consultants as compensation for services provided during the three months ended March 31, 2014.
In January 2014, the issued warrants to purchase up to 0.1 million shares of its common stock to a consultant who is the interim chief financial officer of the registrant.
As additional consideration for that certain Lease Termination Agreement, effective as of October 1, 2012, between the registrant and Ditty Properties Limited Partnership (“Ditty”) with respect to that certain Lease Agreement dated March 1, 2006 between the registrant and Ditty regarding the registrant’s facilities located at 3830 Monte Villa Parkway, Bothell, WA, the registrant agreed to issue 1.5 million shares of common stock to Ditty contingent upon and immediately prior to the first to occur of certain specified events. The shares were issued in March 2014.
In August, October and November 2012, the registrant issued to eleven of its vendors an aggregate of approximately 3.8 million shares of common stock to settle outstanding amounts due to such vendors in the aggregate amount of approximately $1.2 million. The registrant also agreed to issue an additional 0.087 million shares to settle approximately $30,000 in amounts due to one vendor contingent upon and immediately prior to the first to occur of certain specified events. The shares were issued in March 2014.
In February 2012, in connection with the issuance by the registrant of secured promissory notes in the aggregate principal amount of  $1.5 million, the registrant also issued warrants to purchase up to 3.7 million shares of its common stock. The registrant has issued additional warrants to purchase up to 8,199,848 shares of its common stock to the lenders in connection with a series of amendments to the notes and the purchase agreement pursuant to which the notes and the warrants were issued.
In connection with the Securities Purchase Agreement that the registrant entered into with Socius CG II, Ltd. in December 2011, the registrant issued to Socius a warrant to purchase up to 1.3 million shares of its common stock at an exercise price of  $1.34 per share. The registrant notified Socius on March 20, 2012 that it was terminating the Securities Purchase Agreement, which in turn terminated the warrant.
On October 11, 2011, the registrant executed a purchase agreement with Lincoln Park Capital Fund, LLC. Under the purchase agreement, the registrant had the right to sell to LPC up to $15,000,000 of its common stock, from time to time over a 30-month period, at its discretion, of which it sold approximately 1.5 million shares. The registrant also issued 0.145 million shares of its common stock to LPC as a commitment fee for entering into the purchase agreement and 5,000 shares of its common stock to LPC as an expense reimbursement.
On September 28, 2011, the registrant issued 0.67 million shares of its common stock to BioMed Realty, L.P. (“BioMed”), the sole member of BMR-3450 Monte Villa Parkway LLC, and 0.11 million shares of its common stock to BioMed Realty Holdings, Inc. (“Holdings”), a subsidiary of BioMed, pursuant to those certain Stock Purchase Agreements dated as of September 28, 2011 between the registrant and each of BioMed and Holdings. The parties entered into the Stock Purchase Agreements in connection with the termination of that certain Lease dated as of April 23, 2001 whereby the registrant leased certain premises from BMR-3450 Monte Villa Parkway LLC, the successor-in-interest to Phase 3 Science Center LLC, at 3450 Monte Villa Parkway in Bothell, Washington.
On March 3, 2011, the registrant issued an aggregate of 0.01 million shares of its common stock to Ribotask ApS as consideration for Amendment No. 4, dated as of March 3, 2011, to that certain Patent Assignment and License Agreement, dated May 21, 2008, by and between the registrant and Ribotask ApS.
Item 16.    Exhibits and Financial Statement Schedules.
The exhibits listed on the Index to Exhibits of this Registration Statement are filed herewith or are incorporated herein by reference to other filings.
(a) Exhibits.   The following exhibits are included herein or incorporated herein by reference.
Exhibit No.	Description
1.1	Form of Underwriting Agreement.(*)
2.1	Agreement and Plan of Merger dated as of March 31, 2010 by and among the Registrant, Cequent Pharmaceuticals, Inc., Calais Acquisition Corp. and a representative of the stockholders of Cequent Pharmaceuticals, Inc. (filed as Exhibit 2.1 to our Current Report on Form 8-K dated March 31, 2010, and incorporated herein by reference).
3.1	Restated Certificate of Incorporation of the Registrant dated July 20, 2005 (filed as Exhibit 3.1 to our Current Report on Form 8-K dated July 20, 2005, and incorporated herein by reference).
3.2	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant, dated June 10, 2008 (filed as Exhibit 3.1 to our Current Report on Form 8-K dated June 10, 2008, and incorporated herein by reference).
3.3	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant, dated July 21, 2010 (filed as Exhibit 3.1 to our Current Report on Form 8-K dated July 21, 2010, and incorporated herein by reference).
3.4	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant, dated July 21, 2010 (filed as Exhibit 3.1 to our Current Report on Form 8-K dated July 21, 2010, and incorporated herein by reference).
3.5	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant, dated July 18, 2011 (filed as Exhibit 3.1 to our Current Report on Form 8-K dated July 14, 2011, and incorporated herein by reference).
3.6	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant, dated December 22, 2011 (filed as Exhibit 3.1 to our Current Report on Form 8-K dated December 22, 2011, and incorporated herein by reference).
3.7	Amended and Restated Bylaws of the Registrant dated August 21, 2012 (filed as Exhibit 3.7 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and incorporated herein by reference).
3.8	Certificate of Designation, Rights and Preferences of Series A Junior Participating Preferred Stock dated January 17, 2007 (filed as Exhibit 3.1 to our Current Report on Form 8-K dated January 19, 2007, and incorporated herein by reference).
3.9	Amended Designation, Rights, and Preferences of Series A Junior Participating Preferred Stock, dated June 10, 2008 (filed as Exhibit 3.2 to our Current Report on Form 8-K dated June 10, 2008, and incorporated herein by reference).
3.10	Certificate of Designations or Preferences, Rights and Limitations of Series B Preferred Stock dated December 22, 2011 (filed as Exhibit 3.1 to our Current Report on Form 8-K dated December 22, 2011, and incorporated herein by reference).
3.11	Certificate of Designation of Rights, Preferences and Privileges of Series C Convertible Preferred Stock (filed as Exhibit 3.1 to our Current Report on Form 8-K dated March 7, 2014, and incorporated herein by reference).

Exhibit No.	Description
4.1	Rights Agreement, dated February 22, 2000, between the Registrant and American Stock Transfer & Trust Company, LLC as Rights Agent (filed as Exhibit 1 to our Current Report on Form 8-K dated February 22, 2000, and incorporated herein by reference).
4.2	Amendment No. 1 to Rights Agreement dated as of January 17, 2007 by and between the Registrant and American Stock Transfer & Trust Company, LLC (filed as Exhibit 4.1 to our Current Report on Form 8-K dated January 19, 2007, and incorporated herein by reference).
4.3	Amendment No. 2 to Rights Agreement dated as of March 17, 2010 by and between the Registrant and American Stock Transfer & Trust Company, LLC (filed as Exhibit 4.1 to our Current Report on Form 8-K dated March 5, 2010, and incorporated herein by reference).
4.4	Amendment No. 3 to Rights Agreement dated as of March 31, 2010 by and between the Registrant and American Stock Transfer & Trust Company, LLC (filed as Exhibit 4.3 to our Current Report on Form 8-K dated March 31, 2010, and incorporated herein by reference).
4.5	Form of Amended and Restated Common Stock Purchase Warrant originally issued by the Registrant in April 2008 (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, and incorporated herein by reference).
4.6	Form of Common Stock Purchase Warrant issued by the Registrant in June 2009 (filed as Exhibit 10.3 to our Current Report on Form 8-K dated June 10, 2009, and incorporated herein by reference).
4.7	Form of Common Stock Purchase Warrant issued by the Registrant in December 2009 (filed as Exhibit 4.2 to our Current Report on Form 8-K dated December 22, 2009, and incorporated herein by reference).
4.8	Form of Common Stock Purchase Warrant issued by the Registrant in January 2010 (filed as Exhibit 4.1 to our Current Report on Form 8-K dated January 13, 2010, and incorporated herein by reference).
4.9	Form of Subscription Investment Unit issued by the Registrant in November 2010 (filed as Exhibit 4.1 to our Current Report on Form 8-K dated November 4, 2010, and incorporated herein by reference).
4.10	Form of Common Stock Purchase Warrant issued by the Registrant in November 2010 (filed as Exhibit 4.2 to our Current Report on Form 8-K dated November 4, 2010, and incorporated herein by reference).
4.11	Form of Warrant Certificate issued by the Registrant in February 2011 (filed as Exhibit 4.1 to our Current Report on Form 8-K dated February 10, 2011, and incorporated herein by reference).
4.12	Form of Warrant Agreement by and between the Registrant and American Stock Transfer & Trust Company, LLC (filed as Exhibit 4.2 to our Current Report on Form 8-K dated February 10, 2011, and incorporated herein by reference).
4.13	Form of Series A Warrant (Common Stock Purchase Warrant) issued to the investors in the Registrant’s underwritten offering of securities that closed in May 2011 (filed as Exhibit 4.13 to Amendment No. 2 to our Registration Statement on Form S-1 (No. 333-173108) filed with the SEC on May 10, 2011, and incorporated herein by reference).
4.14	Form of Series B Warrant (Unit Purchase Warrant) issued to the investors in the Registrant’s underwritten offering of securities that closed in May 2011 (filed as Exhibit 4.2 to our Current Report on Form 8-K dated May 17, 2011, and incorporated herein by reference).
4.15	Form of Warrant to Purchase Common Stock issued by the Registrant to Socius CG II, Ltd. (filed as Exhibit 4.1 to our Current Report on Form 8-K dated December 22, 2011, and incorporated herein by reference).
4.16	Form of 15% Secured Promissory Note issued by the Registrant in February 2012 (filed as Exhibit 4.1 to our Current Report on Form 8-K dated February 10, 2012, and incorporated herein by reference).

Exhibit No.	Description
4.17	Form of Common Stock Purchase Warrant issued by the Registrant to the holders of the 15% Secured Promissory Notes (filed as Exhibit 4.2 to our Current Report on Form 8-K dated February 10, 2012, and incorporated herein by reference).
4.18	Form of Common Stock Purchase Warrant issued by the Registrant in March 2012 (filed as Exhibit 4.1 to our Current Report on Form 8-K dated March 19, 2012, and incorporated herein by reference).
4.19	Form of Common Stock Purchase Warrant issued by the Registrant in March 2014 (filed as Exhibit 4.1 to our Current Report on Form 8-K dated March 7, 2014, and incorporated herein by reference).
4.20	Form of Common Stock Purchase Warrant.(*)
5.1	Opinion of Pryor Cashman LLP.(*)
10.1	Lease Termination Agreement, effective as of October 1, 2012, between the Registrant and Ditty Properties Limited Partnership (filed as Exhibit 10.2 to our Current Report on Form 8-K dated October 4, 2012, and incorporated herein by reference).
10.2	Employment Agreement effective as of June 23, 2008 by and between the Registrant and J. Michael French (filed as Exhibit 10.2 to our Current Report on Form 8-K dated June 10, 2008, and incorporated herein by reference).**
10.3	Letter Agreement, dated August 7, 2012, between the Registrant and J. Michael French (filed as Exhibit 10.2 to our Current Report on Form 8-K dated August 2, 1012, and incorporated herein by reference).**
10.4	The Registrant’s Amended and Restated 2000 Nonqualified Stock Option Plan (filed as Exhibit 4.4 to our Registration Statement on Form S-8, File No. 333-49514, and incorporated herein by reference).**
10.5	Amendment No. 1 to the Registrant’s Amended and Restated 2000 Nonqualified Stock Option Plan (filed as Exhibit 10.18 to our Annual Report on Form 10-K for the year ended December 31, 2005, and incorporated herein by reference).**
10.6	Amendment No. 2 to the Registrant’s Amended and Restated 2000 Nonqualified Stock Option Plan (filed as Exhibit 10.19 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, and incorporated herein by reference).**
10.7	The Registrant’s 2002 Stock Option Plan (filed as Exhibit 10.28 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference).**
10.8	Amendment No. 1 to the Registrant’s 2002 Stock Option Plan (filed as Exhibit 10.20 to our Annual Report on Form 10-K for the year ended December 31, 2005, and incorporated herein by reference).**
10.9	The Registrant’s 2004 Stock Incentive Plan (filed as Exhibit 99 to our Registration Statement on Form S-8, File No. 333-118206, and incorporated herein by reference).**
10.10	Amendment No. 1 to the Registrant’s 2004 Stock Incentive Plan (filed as Exhibit 10.4 to our Current Report on Form 8-K dated July 20, 2005, and incorporated herein by reference).**
10.11	Amendment No. 2 to the Registrant’s 2004 Stock Incentive Plan (filed as Exhibit 10.18 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, and incorporated herein by reference).**
10.12	Amendment No. 3 to the Registrant’s 2004 Stock Incentive Plan (filed as Exhibit 10.24 to our Annual Report on Form 10-K for the year ended December 31, 2005, and incorporated herein by reference).**
10.13	Amendment No. 4 to the Registrant’s 2004 Stock Incentive Plan (filed as Exhibit 10.5 to our Registration Statement on Form S-8, File No 333-135724, and incorporated herein by reference).**

Exhibit No.	Description
10.14	Amendment No. 5 to the Registrant’s 2004 Stock Incentive Plan (filed as Exhibit 10.27 to our Quarterly Report on Form 10-K for the quarter ended September 30, 2006, and incorporated herein by reference).**
10.15	The Registrant’s 2008 Stock Incentive Plan (filed as Appendix A to our Definitive Proxy Statement on Schedule 14A filed on April 29, 2008, and incorporated herein by reference).**
10.16	Patent Assignment and License Agreement, dated May 21, 2008, by and between the Registrant and Ribotask ApS (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, and incorporated herein by reference).
10.17	Amendment No. 1, dated October 9, 2008, to the Patent Assignment and License Agreement by and between the Registrant and Ribotask ApS (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, and incorporated herein by reference).
10.18	Amendment No. 2, dated June 18, 2009, to the Patent Assignment and License Agreement by and between the Registrant and Ribotask ApS (filed as Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, and incorporated herein by reference).
10.19	Amendment No. 3, dated June 4, 2010, to the Patent Assignment and License Agreement by and between the Registrant and Ribotask ApS (filed as Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, and incorporated herein by reference).
10.20	Form of Restricted Stock Grant Agreement (filed as Exhibit 10.1 to our Current Report on Form 8-K dated February 6, 2007, and incorporated herein by reference).**
10.21	Form of Stock Option Agreement (filed as Exhibit 10.2 to our Current Report on Form 8-K dated February 6, 2007, and incorporated herein by reference).**
10.22	Form of Omnibus Amendment to Certain Grant Agreements, dated May 4, 2007 (filed as Exhibit 10.42 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, and incorporated herein by reference).**
10.23	The Registrant’s 2007 Employee Stock Purchase Plan (filed as Exhibit 10.1 to our Registration Statement on Form S-8, File No. 333-146183, and incorporated herein by reference).**
10.24	Cequent Pharmaceuticals, Inc.’s 2006 Stock Incentive Plan (filed as Exhibit 10.3 to our Registration Statement on Form S-8, File No. 333-170071, and incorporated herein by reference).**
10.25	Amendment No. 1, dated October 31, 2006, to Cequent Pharmaceuticals, Inc.’s 2006 Stock Incentive Plan (filed as Exhibit 10.4 to our Registration Statement on Form S-8, File No. 333-170071, and incorporated herein by reference).**
10.26	License Agreement dated as of March 20, 2009 by and between Novartis Institutes for BioMedical Research, Inc. and the Registrant (filed as Exhibit 10.3 to our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2009, and incorporated herein by reference).(1)
10.27	Form of Director’s and Officer’s Indemnification Agreement (filed as Exhibit 10.45 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference).**
10.28	Employment Agreement effective as of September 1, 2011 by and between the Registrant and Richard T. Ho, M.D., Ph.D. (filed as Exhibit 10.1 to our Current Report on Form 8-K dated September 1, 2011, and incorporated herein by reference).**
10.29	Letter Agreement, dated August 7, 2012, between the Registrant and Richard T. Ho, M.D., Ph.D. (filed as Exhibit 10.4 to our Current Report on Form 8-K dated August 2, 2012, and incorporated herein by reference).**
10.30	Employment Agreement effective as of September 7, 2011 by and between the Registrant and Philip C. Ranker (filed as Exhibit 10.3 to our Current Report on Form 8-K dated September 1, 2011, and incorporated herein by reference).**

Exhibit No.	Description
10.31	Amendment No. 1, dated as of February 27, 2012, to the Employment Agreement, effective as of September 7, 2011, by and between the Registrant and Philip C. Ranker (filed as Exhibit 10.1 to our Current Report on Form 8-K dated February 27, 2012, and incorporated herein by reference).**
10.32	Letter Agreement, dated August 7, 2012, between the Registrant and Philip C. Ranker (filed as Exhibit 10.3 to our Current Report on Form 8-K dated August 2, 2012, and incorporated herein by reference).**
10.33	License Agreement, effective as of December 22, 2011, by and between the Registrant and Mirna Therapeutics, Inc. (filed as Exhibit 10.3 to our Current Report on Form 8-K/A filed on February 22, 2012, and incorporated herein by reference).(1)
10.34	Note and Warrant Purchase Agreement, dated as of February 10, 2012, among the Registrant, Cequent Pharmaceuticals, Inc., MDRNA Research, Inc., and the purchasers identified in the signature pages thereto (filed as Exhibit 10.1 to our Current Report on Form 8-K dated February 10, 2012, and incorporated herein by reference).
10.35	First Amendment to Note and Warrant Purchase Agreement and Secured Promissory Notes, dated April 30, 2012, among the Registrant, Cequent Pharmaceuticals, Inc., MDRNA Research, Inc., and the purchasers identified on the signature pages thereto (filed as Exhibit 10.80 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and incorporated herein by reference).
10.36	Second Amendment to Note and Warrant Purchase Agreement and Secured Promissory Notes, dated May 31, 2012, among the Registrant, Cequent Pharmaceuticals, Inc., MDRNA Research, Inc., and the purchasers identified on the signature pages thereto (filed as Exhibit 10.81 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and incorporated herein by reference).
10.37	Third Amendment to Note and Warrant Purchase Agreement and Secured Promissory Notes, dated August 3, 2012, among the Registrant, Cequent Pharmaceuticals, Inc., MDRNA Research, Inc., and the purchasers identified on the signature pages thereto (filed as Exhibit 10.1 to our Current Report on Form 8-K dated August 2, 2012, and incorporated herein by reference).
10.38	Fourth Amendment to Note and Warrant Purchase Agreement and Secured Promissory Notes, dated October 4, 2012, among the Registrant, Cequent Pharmaceuticals, Inc., MDRNA Research, Inc., and the purchasers identified on the signature pages thereto (filed as Exhibit 10.1 to our Current Report on Form 8-K dated October 4, 2012, and incorporated herein by reference).
10.39	Fifth Amendment to Note and Warrant Purchase Agreement and Secured Promissory Notes, dated February 7, 2013, among the Registrant, Cequent Pharmaceuticals, Inc., MDRNA Research, Inc., and the purchasers identified on the signature pages thereto (filed as Exhibit 10.1 to our Current Report on Form 8-K dated February 7, 2013, and incorporated herein by reference).
10.40	Sixth Amendment to Note and Warrant Purchase Agreement and Secured Promissory Notes, dated August 9, 2013, among the Registrant, Cequent Pharmaceuticals, Inc., MDRNA Research, Inc., and the purchasers identified on the signature pages thereto (filed as Exhibit 10.43 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and incorporated herein by reference).
10.41	Security Agreement, dated as of February 10, 2012, among the Registrant, Cequent Pharmaceuticals, Inc., MDRNA Research, Inc. and Genesis Capital Management, LLC (filed as Exhibit 10.2 to our Current Report on Form 8-K dated February 10, 2012, and incorporated herein by reference).

Exhibit No.	Description
10.42	Intellectual Property Security Agreement, dated as of February 10, 2012, by the Registrant, Cequent Pharmaceuticals, Inc. and MDRNA Research, Inc. in favor of Genesis Capital Management, LLC (filed as Exhibit 10.3 to our Current Report on Form 8-K dated February 10, 2012, and incorporated herein by reference).
10.43	Form of Securities Purchase Agreement, dated as of March 19, 2012, between and among the Registrant and the purchasers identified on the signature pages thereto (filed as Exhibit 10.1 to our Current Report on Form 8-K dated March 19, 2012, and incorporated herein by reference).
10.44	Placement Agent Agreement, dated March 19, 2012, between the Registrant and Rodman & Renshaw, LLC (filed as Exhibit 10.2 to our Current Report on Form 8-K dated March 19, 2012, and incorporated herein by reference).
10.45	Exclusive License Agreement, effective as of March 13, 2012, by and between the Registrant and ProNAi Therapeutics, Inc. (filed as Exhibit 10.2 to our Current Report on Form 8-K/A dated March 13, 2012, and incorporated herein by reference).(1)
10.46	Term Sheet for Convertible Preferred Stock Financing (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated February 23, 2014, and incorporated herein by reference).
10.47	Securities Purchase Agreement, dated as of March 7, 2014, between and among the Registrant and each purchaser identified on the signature pages thereto (filed as Exhibit 10.1 to our Current Report on Form 8-K dated March 7, 2014, and incorporated herein by reference).
10.48	Consulting Agreement, dated as of January 9, 2014, by and between the Registrant and Danforth Advisors, LLC (filed as Exhibit 10.51 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and incorporated herein by reference).**
10.49	Amended And Restated Employment Agreement, effective as of September 15, 2014, by and between the Registrant and J. Michael French (filed as Exhibit 10.1 to our Current Report on Form 8-K dated September 15, 2014, and incorporated herein by reference).**
10.50	2014 Long-Term Incentive Plan of the Registrant (filed as Exhibit 10.2 to our Current Report on Form 8-K dated September 15, 2014, and incorporated herein by reference).**
21.1	Subsidiaries of the Registrant.(2)
23.1	Consent of Wolf & Company, P.C., independent registered public accounting firm.(2)
23.2	Consent of Pryor Cashman LLC (included in Exhibit 5.1)(*)
101INS	XBRL Instance Document(3)
101SCH	XBRL Taxonomy Extension Schema Document(3)
101CAL	XBRL Taxonomy Extension Calculation Linkbase Document(3)
101DEF	XBRL Taxonomy Extension Definition Linkbase Document(3)
101LAB	XBRL Taxonomy Extension Label Linkbase Document(3)
101PRE	XBRL Taxonomy Extension Presentation Linkbase Document(3)

(1)
Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, amended, and the omitted material has been separately filed with the SEC.

(2)
Filed herewith.

(3)
Furnished herewith.

*
To be filed by amendment.

**
Indicates management contract or compensatory plan or arrangement.

(b) Financial Statement Schedules.   All financial statement schedules are omitted because they are not applicable or not required or because the required information is included in the financial statements or notes thereto.

Item 17.    Undertakings.
(a)
The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than a payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cambridge, State of Massachusetts, on January 14, 2015.
MARINA BIOTECH, INC.
By:	/s/ J. Michael French
Name:	J. Michael French
Title:	President, Chief Executive Officer and Director
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that the persons whose signature appears below constitute and appoint J. Michael French as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement and to sign any registration statement and amendments thereto for the same offering filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on January 14, 2015.
Signature	Title
/s/ J. Michael French J. Michael French	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer and Principal Financial Officer)
/s/ Philip C. Ranker Philip C. Ranker	Director
/s/ Stefan Loren, Ph.D. Stefan Loren, Ph.D.	Director
/s/ Joseph W. Ramelli Joseph W. Ramelli	Director
/s/ Donald A. Williams Donald A. Williams	Director